UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2012

On May 11, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2012. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 11, 2012, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2013. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2012 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2013 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: May 11, 2012

Financial Results Release	May 11, 2012
For the Year Ended March 31, 2012	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03) 5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 22, 2012

Scheduled date of dividend payments: June 25, 2012

Scheduled date of filing securities report: June 29, 2012

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2012	10,507,362	2.0%	1,222,966	0.7%	1,239,330	5.4%	467,701	(8.2)%
Year ended March 31, 2011	10,305,003	1.2%	1,214,909	8.7%	1,175,797	5.0%	509,629	3.5%

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2012	366.67	(yen)	—	(yen)	5.9%	6.3%	11.6%
Year ended March 31, 2011	385.16	(yen)	—	(yen)	6.4%	6.1%	11.8%

Notes:	Comprehensive income (loss):	For the year ended March 31, 2012:	413,566 million yen
		For the year ended March 31, 2011:	395,527 million yen
	Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2012:	(2,986) million yen
		For the year ended March 31, 2011:	1,670 million yen

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2012	19,389,699	10,047,729	7,882,587	40.7%	6,441.26 (yen)
March 31, 2011	19,665,596	10,080,932	8,020,734	40.8%	6,061.92 (yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2012	2,508,299	(1,971,246)	(948,058)	1,020,143
Year ended March 31, 2011	2,830,872	(2,052,212)	(249,578)	1,435,158

2.	Dividends

	Dividends per Share					Yearly Total Dividends	Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year-end	Total
Year ended March 31, 2011	—	60.00 (yen)	—	60.00 (yen)	120.00 (yen)	158,779 (Millions of yen)	31.2%	2.0%
Year ended March 31, 2012	—	70.00 (yen)	—	70.00 (yen)	140.00 (yen)	174,256 (Millions of yen)	38.2%	2.2%
Year ending March 31, 2013 (Forecasts)	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)	—	34.1%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Earnings per Share
Year ending March 31, 2013	10,750,000	2.3%	1,280,000	4.7%	1,265,000	2.1%	575,000	22.9%	469.86	(yen)

Note: Percentages above represent changes from the previous year or period.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes

2.	Others: None

(For further details, please see “(7) Change in significant matters serving as a basis for the preparation of consolidated financial statements” on page 36.)

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2012: 1,323,197,235 shares

March 31, 2011: 1,448,659,067 shares

2. Number of treasury stock at end of year:

March 31, 2012: 99,431,812 shares

March 31, 2011: 125,524,000 shares

3. Weighted average number of shares outstanding:

For the year ended March 31, 2012: 1,275,519,400 shares

For the year ended March 31, 2011: 1,323,173,389 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2012	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2012	411,352	5.4%	257,686	10.4%	259,316	13.8%	257,297	14.0%
Year ended March 31, 2011	390,373	3.0%	233,478	9.3%	227,837	5.7%	225,705	4.6%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after Potential Dilution Adjustments
Year ended March 31, 2012	201.72	(yen)	— (yen)
Year ended March 31, 2011	170.58	(yen)	— (yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2012	7,524,765	4,703,028	62.5%	3,843.08	(yen)
March 31, 2011	7,570,228	4,996,977	66.0%	3,776.62	(yen)

(Reference) Shareholder’s equity:	For the year ended March 31, 2012:	4,703,028 million yen
	For the year ended March 31, 2011:	4,996,977 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2013	433,000	5.3%	278,000	7.9%	275,000	6.0%	277,000	7.7%	226.35	(yen)

Note: Percentages above represent changes from the previous year or period.

* Presentation on the status of quarterly audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 54. As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.

On Friday, May 11, 2012, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	10,305.0	10,507.4	202.4	2.0%
Operating expenses	9,090.1	9,284.4	194.3	2.1%
Operating income	1,214.9	1,223.0	8.1	0.7%
Income before income taxes	1,175.8	1,239.3	63.5	5.4%
Net income attributable to NTT	509.6	467.7	(41.9)	(8.2)%

With respect to the global economy, in the fiscal year ended March 31, 2012, the European sovereign bond crisis caused further instability in the economies of developed countries, which when combined with the slow- down in the growth rates of emerging economies lead to an overall slow down in the pace of economic recovery. The Japanese economy, despite increased demand after the severe conditions following the Great East Japan Earthquake, experienced only a modest recovery due to the impact of the sluggish global economy, the protracted period of the strong yen, the damage from the flooding in Thailand and other factors.

In the information and telecommunications market, there has been a rapid shift towards broadband and ubiquitous services. In the fixed-line communications field, as optical broadband services expand, there has been a transition from conventional fixed line to optical IP telephones. In the mobile communications field, with the diversification and improvement of services and handsets, the competitive environment continues to intensify as a result of, among other things, the introduction of new rate plans. In addition, there have been substantial changes and developments, including customers’ growing interest in a safe and reliable telecommunications infrastructure in light of the Great East Japan Earthquake, the service integration between fixed-line and mobile communications and between telecommunications and broadcasting resulting from the shift to IP networks, and the introduction of new businesses, utilizing information and communications technologies (ICT), that transcend the existing business domains.

Under these circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Broadband Services

In the fixed-line communications field, NTT Group continued to expand FLET’S Hikari services and improve its customer support services. In order to expand the number of FLET’S Hikari subscribers, NTT Group launched the two-tier fixed rate service, “FLET’S Hikari Light,” with lower basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.

In the mobile communications field, NTT Group worked to expand the lineup of smartphones, whose popularity is rapidly growing. In addition, the main services of i-mode were made compatible with smartphones and NTT Group started offering new services and functions such as “dmenu” for smartphones, which enables users to search various content. With respect to “Xi” (pronounced “crossy”), an LTE service with high-speed, large capacity and low latency features, NTT Group launched new voice services, added to data communications services, improved rate plans and expanded its service areas.

In order to increase Hikari use scenarios and to improve user convenience with respect to data communications by smartphones, NTT Group worked to expand the Wi-Fi environment. NTT Group actively developed and promoted the use of “FLET’s Hikari + Wi-Fi” at homes and the use of public wireless LAN outdoors by increasing the installation of public access points at public and retail facilities and by utilizing mobile Wi-Fi routers such as the “Hikari Portable.”

•	Upper Layer Services·Solutions Businesses

Group-wide efforts were directed towards the creation of services that use broadband networks. With respect to “Hikari TV,” in addition to the existing service enabling the viewing of videos on TV through FLET’S Hikari, NTT Group launched “Hikari TV Dokodemo” for viewing “Hikari TV” videos on smartphones and tablet devices.

With respect to cloud services, NTT Group expanded its service menus for services such as “BizCity” and “BizXaaS,” and promoted the building and provision of customer systems using these services and otherwise endeavored to provide solutions tailored to the industries and categories of its customers. In addition, NTT launched “Mobile Groupware” and other services that provide web-based email and schedule functions that enable customer use without regard to differences in devices between smartphones and PCs.

•	Global Businesses

NTT Group acquired foreign companies with the aim of expanding the lineup of its services and gaining personnel with the expertise and know-how of business operations. In particular, with respect to global expansion of cloud services, Dimension Data Holdings plc, one of NTT’s overseas subsidiaries, worked to reinforce its ability to provide implementation consulting and formulation by acquiring OpSource, Inc., which has the technology to provide automatic cloud implementation, operation and restoration.

NTT Group established new overseas offices to strengthen ICT service support to Japanese businesses operating abroad and to local businesses. NTT Group also worked to enhance its service platforms by, among other things, increasing the connection speed of the IP backbone between Japan and the U.S., where a high volume of data is exchanged, to 600Gbps.

NTT Group worked to strengthen its global strategy development framework through the maximization of synergies and promotion of cross-selling between its group companies, including overseas subsidiaries, and established committees formed from each group company on global strategy and personnel administration for the entire NTT Group.

•	Research and Development (R&D)

As part of its efforts to create new services, NTT Group engaged in R&D directed at the advancement of cloud services, video services, Home ICT and mobile services, on network platforms that support these services, and on the fourth-generation mobile communications systems that will succeed LTE. In addition, NTT Group also conducted R&D on the optical device technology that realizes low-power information telecommunications and quantum information processing as initiatives to develop advanced technologies for the future, while continuing R&D to develop new markets and services by the integration of industries and ICT, solutions for societal issues and disaster-resistant network services.

•	Corporate Social Responsibility (CSR)

NTT Group took group-wide CSR initiatives to contribute to the continuous development of society. Especially with respect to the vision of “creating a low-carbon society,” one of the themes of NTT Group’s environmental vision, “The Green Vision 2020,” NTT Group as a whole adopted the “Green NTT” measure as means of promoting natural energy. In the fiscal year ended March 31, 2012, NTT Group commenced the operation of three new solar power facilities and the total size of installed solar capacity reached approximately 4.4 megawatts. NTT will likely reach its initial target of 5.0 megawatts before the end of next fiscal year.

•	Restoration and Disaster Countermeasures Commenced at the Beginning of the Fiscal Year (ended March 31, 2012)

The Great East Japan Earthquake, which occurred in March 2011, caused service outages to approximately 1.5 million fixed-line related services, approximately 4,900 mobile base stations, and approximately 15,000 data communications services. As a result of NTT Group committing a total of 10,000 members to the restoration efforts, at the end of May 2011, NTT Group restored the function of all damaged exchange offices and base stations, except for certain areas where restoration work is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant.

In terms of facility-related countermeasures against disaster, in addition to the existing efforts to enhance the durability of exchange offices and increasing the number of transmissions lines, NTT Group carried out further measures to install emergency power generators and make available batteries that last up to 24 hours, secure fuel and prepare for potentially long and geographically dispersed blackouts. Moreover, NTT Group installed large- zone base stations (mobile base stations which cover 360-degrees with a radius of about 7 km) to widely and efficiently ensure communications in densely populated areas and increased the number of deployed disaster countermeasure equipment, including satellite mobile base stations.

As an initiative in services, for times when it is difficult to connect to voice-message services due to a disaster, NTT Group launched the “Disaster Voice Messaging Service,” a service through which voice messages are sent as data files, and expanded its “Area Mail” function, which is used with emergency earthquake information, for example, by adding a new compatibility enhancement to provide tsunami information. Also, as a measure to ensure communication for disaster victims, including those who are stranded, NTT Group launched initiatives for convenience stores to be used as “information stations” such as by installing special public telephones and making public wireless LAN spots free-of-charge during disasters.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2012 were 10,507.4 billion yen (an increase of 2.0% from the previous fiscal year). Consolidated operating expenses were 9,284.4 billion yen (an increase of 2.1% from the previous fiscal year). As a result, consolidated operating income was 1,223.0 billion yen (an increase of 0.7% from the previous fiscal year), consolidated income before income taxes was 1,239.3 billion yen (an increase of 5.4% from the previous fiscal year), and consolidated net income attributable to NTT was 467.7 billion yen (an decrease of 8.2% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2013 is as follows: operating revenues of 10,750 billion yen (an increase of 2.3% from the fiscal year under review), operating income of 1,280 billion yen (an increase of 4.7% from the fiscal year under review), income before income taxes of 1,265 billion yen (an increase of 2.1% from the fiscal year under review), and net income attributable to NTT of 575 billion yen (an increase of 22.9% from the fiscal year under review).

The business results for NTT (Holding Company) and each segment for the consolidated fiscal year ended March 31, 2012 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Non-consolidated Business Results (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	390.3	411.3	20.9	5.4%
Operating expenses	156.8	153.6	(3.2)	(2.1)%
Operating income	233.4	257.6	24.2	10.4%
Recurring profit	227.8	259.3	31.4	13.8%
Net income	225.7	257.2	31.5	14.0%

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental R&D and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

NTT acquired 57,513,600 shares of its common stock on July 5, 2011, pursuant to a resolution passed at its board of directors’ meeting held on May 13, 2011. In addition, pursuant to resolutions passed at its board of directors’ meeting held on November 9, 2011, NTT cancelled 125,461,832 shares on November 15, 2011, and acquired 41,820,600 shares of its common stock on February 8, 2012. The aggregate cost of acquiring its common stock for the fiscal year ended March 31, 2012 was 381.7 billion yen.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing optical broadband services in particular, through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 19.1 billion yen in group management and administration revenues for the fiscal year under review (same as the previous fiscal year).

[2] Fundamental R&D Activities

NTT has conducted R&D on basic technologies that could contribute to realizing an enriched broadband and ubiquitous society and solving societal issues, such as enhancing convenience of public administration, education and medical services, and environmental issues, based on the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group.”

Commercialization of the results of R&D was carried out through the “General Produce System” under which R&D achievements were integrated into marketing and planning activities for key business lines, in consideration of global developments, and through collaboration with other businesses. NTT was also engaged in R&D to develop disaster-resistant networks and services by utilizing lessons learned from the Great East Japan Earthquake and research on advanced technologies for the future.

•	R&D Contributing to Service Creation

•	R&D for Promotion of Broadband and Ubiquitous Services

- NTT conducted R&D directed to realize the provision of safe and secure cloud services as social infrastructure. For example, NTT established security technology to improve user confidentiality, including an encryption method, and performed experiments to transfer functions between data centers without disconnecting services. NTT further developed a technology that creates new value in obtained information, by enabling the immediate analysis of high volumes of data (big data) collected in cloud networks.

- NTT developed a contents administration platform necessary for “NOTTV,” a dedicated broadcasting station for smartphones and tablet devices.

- NTT provided technical support on “FLET’S Joint,” a home ICT service and achieved its commercialization.

- In order to promote the expansion of optical broadband services, in areas that are difficult to conduct wiring installation, such as multi-unit apartment complexes, NTT developed an optical fiber that can be wired through spaces in doorways.

•	R&D Corresponding to Societal Challenges

- NTT developed and started to conduct field trials on a mutual platform for medical institutions and home-care patients which can safely distribute medical and health information, towards ICT use for the home medical care services. NTT also conducted an experiment of its Secure Computation, which enables statistical processing while protecting the privacy of diagnostic information in clinical research.

- With an aim to achieve efficient use of energy and to contribute to community development, NTT carried out technology development through smart communities (next generation energy, social systems) and worked towards the “visualization of energy consumption” and home appliance energy control.

- In the field of education, in order to support communications at school with hearing-impaired students, NTT conducted an experiment on technology that converts the words spoken by teachers into readable text on devices.

•	R&D to Provide Disaster Resistant Network Services

•

In preparation for the disruption of communication services due to a disaster, NTT built transportable Small Satellite Earth Stations for Disaster Recovery Operations capable of immediately securing temporary telecommunications circuits and developed a technology of automatic measurement and elimination of the distorted ultrafast optical signals, which enables the quick setup of temporary routes.

•

NTT implemented measures to provide network control technology that will allow large numbers of customers to access important communications during disasters, by re-establishing flexible communication lines throughout the entire network.

•

In order to improve the convenience of the Disaster Emergency Broadband Message Board, NTT developed a function of notifying registration information through e-mail and voice messages and dedicated research efforts towards developing an easy-to-use user interface.

•	Advanced Research

•

NTT worked towards the drastic reduction of energy consumption in the ICT field, and succeeded in building a laser operated by ultralow electricity current, and the world’s first optical random access memory chip, which allows storage of information without converting data into an electric signal.

•

NTT worked to produce innovative quantum computers with respect to information processing technology, and discovered an electron state that leads to a new method of inputting and reading quantum information.

•	In order to provide natural communication, NTT focused its research on the mechanics of signal control and processing within human brains.

As a result of these R&D activities, NTT’s total expenditures on R&D during the fiscal year under review were 125.5 billion yen (a decrease of 1.3% from the previous fiscal year), and NTT received basic R&D revenues of 120.9 billion yen (a decrease of 2.4% from the previous fiscal year) as compensation for these R&D activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2012, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2011) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 261.1 billion yen in dividends (an increase of 10.8% from the previous fiscal year).

As a result of the above activities, NTT’s operating revenues for the fiscal year ended March 31, 2012 were 411.3 billion yen (an increase of 5.4% from the previous fiscal year), recurring profit was 259.3 billion yen (an increase of 13.8% from the previous fiscal year), and net income was 257.2 billion yen (an increase of 14.0% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	4,027.2	3,764.8	(262.4)	(6.5)%
Operating expenses	3,900.0	3,677.9	(222.1)	(5.7)%
Operating income	127.3	86.9	(40.3)	(31.7)%

Number of Subscriptions

	(Thousands)
	March 31, 2011	March 31, 2012	Change	Percent Change
FLET’S Hikari	15,059	16,564	1,506	10.0%
NTT East	8,511	9,353	842	9.9%
NTT West	6,547	7,211	664	10.1%
Hikari Denwa	12,113	13,900	1,788	14.8%
NTT East	6,446	7,402	956	14.8%
NTT West	5,667	6,498	831	14.7%

Notes:

1.	The figures for “FLET’S Hikari include NTT East’s B FLET’S and FLET’S Hikari Next (launched in March 2008) and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched in March 2008).
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue structures by collaborating with other business operators, expanding FLET’S Hikari service menus, promoting fiber-optic and IP related services through expansion of Hikari use scenarios utilizing Wi-Fi, and improving support services that lead to customer retention.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 16.56 million subscriptions (an increase of 1.51 million subscriptions from the same period of the previous fiscal year)

•	Hikari Denwa: 13.90 million channels (an increase of 1.79 million channels from the same period of the previous fiscal year)

•	FLET’S TEREBI: 0.86 million subscriptions (an increase of 0.27 million subscriptions from the same period of the previous fiscal year)

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year Under Review

Service or Product	Description

FLET’S Hikari Light (NTT East • NTT West)	Optical broadband service providing a two-tier fixed rate system with low basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.

FLET’S Joint (NTT East • NTT West)	A service of delivering software (remote control system of digital electronics or surveillance cameras, etc.) held in a software delivery server on behalf of service providers, to home gateways of FLET’S Hikari Next users.

Hikari Portable “Wi-Fi Cradle” (NTT East)	A desktop holder equipped with high-speed wireless LAN available for rent as an option for the mobile Wi-Fi router, “Hikari Portable.” Allows the use of wireless LAN at home even while taking “Hikari Portable” outside.

Hikari Station (NTT East)	A service offered for “FLET’S Hikari Next” customers operating chain stores, stores in shopping arcades and public facilities, etc., that provides an Internet connection environment for visitors by installing Wi-Fi access points, and distributes store information and coupons.

Ninen-wari (NTT East)	A discount plan for single-unit family type of FLET’S Hikari Next and B FLET’S services, conditioned on the user staying subscribed for a period of 2 years.

Hikari BOX (NTT West)	A device that enables the viewing of video services on the Internet by connecting to the TV, easily operated via remote control.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description

OMRON Corporation (NTT West)	Established NTT Smile Energy, a joint venture providing energy-saving support services to households, utilizing the combined business know-how of OMRON Corporation’s advanced sensing and control technology (an automatic control technology of devices using sensors) and NTT West’s network technology. Began providing “Eco-Megane,” a service of “visualizing” domestic power consumption and power generation of solar power systems.

Seven & i Holdings Co., Ltd. (“Seven & i”) (NTT East)	Entered into a comprehensive business collaboration agreement to utilize resources of both Seven & i and NTT East, including Seven & i Group’s store locations and NTT East’s optical broadband services. In addition to the development of Wi-Fi bases at store locations and the provision of shopping support, NTT East and Seven & i started working to prepare information stations (offering free public wireless LAN spots during disasters and installing special public telephones) for emergency situations in the 23 wards of the Tokyo metropolitan area.

Gurunavi, Inc. (NTT East)	Began collaboration of services, by utilizing Gurunavi, Inc.’s relationships with restaurants, in making suggestions to install “FLET’S Hikari + Wi-Fi” at such restaurants and combining invoices of Gurunavi’s shopping sites with FLET’S Hikari’s invoice.

[3] Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.30 million. (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club,” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer points based on monthly usage and special content, reached a total of 7.76 million.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description

Canon Marketing Japan Inc. (NTT East • NTT West)	Call centers and maintenance support departments of each business partner. NTT East and NTT West are collaborating to establish a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers in order to handle the increased variety of office ICT equipment, including network connectable PCs and business phones, and to respond to the increasingly complex user environment.
Epson Sales Japan Corp. (NTT East)
RICOH JAPAN Corporation (NTT West)
TOSHIBA TEC CORPORATION (NTT West)
Allied Telesis K.K (NTT West)

As a result of the above activities, and despite an increase in IP / packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, consolidated operating revenues in the regional communications business segment for the fiscal year ended March 31, 2012 decreased to 376.48 billion yen (a decrease of 6.5% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions and the effect of an increase in revenues from the construction of fiber-optic facilities commissioned by local governments, which were recorded in system integration revenues for the previous fiscal year. On the other hand, due to a decrease in expenses in conjunction with the decline in commissioned revenues, as well as a decrease in personnel expenses and depreciation and amortization expenses, consolidated operating expenses were 3,677.9 billion yen in the fiscal year ended March 31, 2012 (a decrease of 5.7% from the previous fiscal year). As a result, consolidated operating income was 86.9 billion yen (a decrease of 31.7% from the previous fiscal year).

Long-distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	1,332.7	1,678.7	346.0	26.0%
Operating expenses	1,235.6	1,562.0	326.4	26.4%
Operating income	97.1	116.7	19.6	20.2%

NTT Communications Corporation (NTT Communications), NTT’s main subsidiary in the long-distance and international communications business segment, aiming to become a partner considered by customers around the world as a truly leading global player with the “Global ICT Partner – Innovative. Reliable. Seamless –” slogan, developed the “Global Cloud Vision” in response to customers’ requests for cloud migration and worked towards the “development of end-to-end, one-stop, global and seamless services to provide cloud to network, applications, and security services.” The main initiatives in this segment are as follows.

[1] Number of Subscriptions for Major Services

•	Hikari TV: 2.00 million subscriptions (an increase of 0.59 million subscriptions from the same period of the previous fiscal year)

•	OCN: 8.44 million subscriptions (an increase of 0.20 million subscriptions from the same period of the previous fiscal year)

•	Plala: 3.12 million subscriptions (an increase of 20,000 subscriptions from the same period of the previous fiscal year)

[2] Development of Services for Individual Customers

Main Services Launched in the Fiscal Year

Service	Description

050 plus	Service that enables 050 IP phones to be used on smartphones and tablet devices, by installing dedicated applications. Telephone numbers starting with 050 can be obtained, and phone calls between “050 plus” users and users of “OCN Dot Phone” or 050 IP phones of mobile providers are free of charge.

Hikari TV Dokodemo (NTT Plala Inc.)	Service that enables “Hikari TV” users to view videos on smartphones or tablet devices by installing a dedicated application.

Hikari TV Mobile (NTT Plala Inc.)	Dedicated service for mobile devices that enables viewing of videos on smartphones or tablet devices by installing a dedicated application.

[3] Development of Services for Corporate Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY

Biz Hosting E-Mail and Web	Hosting service that specializes in e-mail and Web server functions, with three types of plans depending on usage fees, server space and customizations.

Biz Simple Disk	Hard disk service that specializes in storage and saving of large amounts of data, such as IT system backup data and video data. Data capacity of up to 3 petabytes, depending on the user’s scale of use. (One petabyte equals one million gigabytes.)

Cloud[n]	New public cloud service to allow customers to flexibly and cost efficiently increase or decrease data capacity, equipped with a variety of APIs compatible with the industry leader Amazon Web Services LLC.

Arcstar Universal One	VPN service optimized for cloud use with high quality and high reliability features. Four types of plans available according to reliability and price. Service is provided in 159 countries and regions worldwide.

050 plus for Biz	Expanded service with convenient functions of 050 plus for corporate customers. The functions include usage of the 050 IP phone, a subscription for 050 IP phone with multiple IDs, comprehensive billing of fees, and online billing statements for calls.

Arcstar Unified Communications Service	Integrated voice services for corporate customers developing businesses overseas. Offers three types of plans: services for internal extension communications service between their offices in Japan and overseas; external line services from their overseas offices; and cloud based services equipped with the messages and conference call functions.

[4] Development of Global Business

Main Activities during the Fiscal Year Under Review

•	Network Expansion

- Efforts were made to increase IP backbone capacity in order to provide speedy and stable distribution of Internet data around the world. NTT increased the connection speed of the IP backbone between Japan and the U.S., where the highest volume of data in the world is exchanged, to 600Gbps.

•	Business Site Development

- NTT Com Asia Ltd. opened a branch in Macau Special Administrative Region.

- NTT Communications (Thailand) Co., Ltd. opened an office in Vientiane, Lao PDR.

•	Strengthening of Service Provision Systems

- NTT Communications acquired Frontline Systems Australia Pty Ltd. which provides ICT services centered in Australia, such as IT infrastructure and sales, IT consulting, data centers and managed services.

- NTT Communications reached an agreement with Netmagic’s shareholders for the acquisition of Netmagic Solutions Private Limited, which provides data center related services in India.

As a result of these developments, and despite a decline in fixed voice related revenues, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2012 were 1,678.7 billion yen (an increase of 26.0% from the previous fiscal year) due to, among other things, an increase in system integration revenues resulting from the consolidation of Dimension Data Holdings plc for the entire fiscal year ended March 31, 2012. On the other hand, despite a decrease in operating expenses by improving operating efficiency, consolidated operating expenses for the fiscal year ended March 31, 2012 were 1,562.0 billion yen (an increase of 26.4% from the previous fiscal year) due in part to an increase in operating expenses resulting from the consolidation of Dimension Data Holdings plc. As a result, consolidated operating income was 116.7 billion yen (an increase of 20.2% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	4,224.3	4,240.0	15.7	0.4%
Operating expenses	3,385.2	3,363.6	(21.6)	(0.6)%
Operating income	839.1	876.4	37.3	4.4%

Number of Subscriptions

	(Thousands)
	March 31, 2011	March 31, 2012	Change	Percent Change
Mobile phone services	58,010	60,129	2,120	3.7%
FOMA services	56,746	57,905	1,159	2.0%
Xi services	26	2,225	2,199	—
i-mode services	48,141	42,321	(5,819)	(12.1)%
sp-mode services	2,095	9,586	7,492	357.7%

Notes:

1.	Figures for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.
3.	The number of i-mode service subscriptions is the total of FOMA service subscriptions and mova service subscriptions.

NTT DOCOMO, INC. (NTT DOCOMO), the main subsidiary of NTT in the mobile communications business segment, developed the “Medium-Term Vision 2015: Shaping a Smart Life” as its medium-term management policy with a goal of becoming an “integrated service company placing mobile services at the core.” Based on this medium-term vision, NTT DOCOMO worked towards new value creation through the convergence of various industries and services, while aiming for further development of handsets and services with a focus on smartphones, in order to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses. The measures being undertaken are as follows:

[1] Number of Subscriptions to Main Services

Number of mobile phone service subscriptions: 60.13 million (Compared to March 31, 2011: 2.12 million increase)

(Partial listing only) FOMA service subscriptions: 57.90 million (Compared to March 31, 2011: 1.16 million increase)

(Partial listing only) Xi service subscriptions: 2.23 million (Compared to March 31, 2011: 2.20 million increase)

(Note) Number of subscriptions to mobile phone services, FOMA services and Xi services include communication module service subscriptions. The “mova” service has been terminated as of March 31, 2012.

[2] Expansion of Smartphone Sales

With respect to smartphones, NTT DOCOMO launched a new portal site for smartphones, “dmenu,” and the content market that NTT DOCOMO operates, “dmarket,” while expanding its handset lineup. NTT DOCOMO enhanced customer convenience by providing services for smartphone use such as the main services for i-mode, including “i-channel,” “i-concier,” and “Keitai Data Oazukari Service,” and by offering discount services for customers who subscribe to more than one tablet device. As a result of these efforts, smartphone sales showed a significant increase, with handset sales of 8.82 million for the fiscal year.

[3] Development of “Xi” Services

With respect to Xi, the high-speed, large capacity and low latency LTE service that launched in December 2010, NTT DOCOMO launched voice services in addition to data transmission services and expanded the Xi- compatible handset lineup and enhanced rate plans. Further, in December 2011, NTT DOCOMO increased the communication speed in limited areas (75 Mbps) when outdoors, and from January 2012, expanded the coverage area to major cities of prefectural capitals, and increased the number of base stations for Xi services to over 7,000 stations.

[4] Enhancement of Services

Main Services Launched in the Fiscal Year

Service, etc.	Description

dmenu	Portal site for smartphones that enables easy searches of diverse content provided by content providers, and of services provided by NTT DOCOMO.

dmarket	Contents marketplace for smartphones managed by NTT DOCOMO comprising the “Video Store,” “Book Store,” and “Music Store,” and “Applications and Reviews” content store, which introduces recommended applications.

Shabette Concier	Voice-agent application that searches for and provides information, as well as handling mobile phone functions, just by talking into the smartphone (free-of-charge).

DOCOMO Anshin Scan	Anti-virus service for smartphones (free-of-charge).

Mobile Groupware	Cloud service for corporate customers with various functions enabling the sharing of internal company information, accessing webmail and scheduling from outside the company via smartphones.

Prepaid data plan	Special data communications prepaid plan that can be used on the PlayStation®Vita released by Sony Computer Entertainment Inc. Two fee rate plans depending on use time (20 hours and 100 hours).

After-sales Support Effort

•

NTT DOCOMO launched “Smartphone Anshin Remote Support” to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from its call center staff who can monitor the handset operations from remote locations.

[5] Activities for New Value Creation

•

In conjunction with the April 2012 launch of “Mobacas” (mobile-dedicated broadcasting) services, NTT DOCOMO increased its investment in mmbi, Inc., an approved key terrestrial broadcasting business operator for the mobile reception of “Mobacas,” prepared for the launch of the broadcasting station for smartphones, “NOTTV,” and started sales of two compatible handsets compatible with such services.

•

With the expansion of business synergies as a goal, NTT DOCOMO acquired Radishbo-ya Co., Ltd. (“Radishbo-ya”), which provides membership-based home-delivery of organic and low-pesticide vegetables and additive-free foods, through a tender offer, and executed a basic agreement of business and capital alliance between Radishbo-ya and Lawson, Inc.

•

NTT DOCOMO has executed a basic agreement for a capital and business alliance with OMRON HEALTHCARE Co., Ltd. based on the premise of founding a new company for the purpose of developing and providing health and medical support services.

[6] Series of Service Interruptions

With respect to the series of service interruptions of the “sp-mode” (an ISP service for smartphones) and packet switching, NTT DOCOMO received administrative guidance from the Ministry of Internal Affairs and Communications on January 26, 2012. NTT DOCOMO submitted a report on March 30, 2012 summarizing the measures it has taken to prevent mobile communications service interruptions, protect the confidentiality of communications and appropriately manage personal information. NTT DOCOMO extends its deepest apologies to customers for any inconvenience caused by these service interruptions.

NTT DOCOMO takes these matters very seriously. After the service interruptions on December 25, 2011, NTT DOCOMO established the “Task Force for Improvement of Network Infrastructure,” headed by the president and CEO, to promptly identify and rectify the cause of these problems and implemented drastic measures to improve the reliability for customers. In addition, NTT DOCOMO will make every effort to ensure that customers can continue to use its services safely and with peace of mind going forward by implementing measures to improve trust and expandability toward the creation of a network infrastructure that can support as many as 50 million smartphones. NTT DOCOMO will continually work to strengthen its facilities.

As a result of the above developments, and despite a decline in voice revenues due to the impacts from the penetration of “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2012 were 4,240 billion yen (an increase of 0.4% from the previous fiscal year) due to an increase of IP/packet communications revenues and communications handset sales revenues as a result of NTT DOCOMO’s efforts to strengthen sales of smartphones. On the other hand, despite an increase in distributor commissions resulting from the increase in smartphone sales and an increase in wholesale unit prices of handsets, consolidated operating expenses for the fiscal year ended March 31, 2012 were 3,363.6 billion yen (a decrease of 0.6% from the previous fiscal year) as a result of a decrease in handset repair fees and telecommunications facilities usage fees. As a result, consolidated operating income was 876.4 billion yen (an increase of 4.4% from the previous fiscal year).

Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2011 – March 31, 2012)

	Billions of yen
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	1,163.2	1,251.8	88.6	7.6%
Operating expenses	1,086.2	1,180.3	94.1	8.7%
Operating income	77.0	71.5	(5.4)	(7.1)%

NTT DATA Corporation (NTT DATA), the main subsidiary in the data communications business segment, pursued the pillars of its Medium-term Management Policy, “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” with the goal of being ranked “No. 1 in customer satisfaction” as a leading-edge innovator. NTT DATA’s main activities are discussed below.

[1] Management Policies

Strengthening of Service Provision Capability

•

NTT DATA set up “M2M Cloud Promotion Office” as an organization to promote the provision of new services centered on M2M (Machine to Machine), which is necessary to improve the further use of ICT in society and to realize a variety of services.

•

NTT DATA acquired Mathematical Systems, Inc., a company that mainly engages in the development and sales of software packages and a consulting business for application development and analysis, with advanced data analysis technology and personnel.

Group Business Enhancement and Expansion

•

NTT DATA has announced changes to the uniform corporate logo design, in response to accelerating customer needs for global business, with the goals of building a structure that provides an operational system supported on a global scale with speedy service, and of strengthening the NTT DATA brand abroad. NTT DATA incorporated plans for the integration and reorganization of business at overseas group companies, and started a new organizational structure, with a focus on NTT DATA, Inc. in the U.S. region, NTT DATA EMEA Ltd. in the Europe, Middle East and Africa regions, and NTT DATA (CHINA) Co., LTD. in the China region.

•

NTT DATA acquired Value Team S.p.A. (the corporate name was changed to “NTT DATA Italia S.p.A.” as of April 2, 2012), which has strengths in IT consulting and system development in the areas of telecommunications, manufacturing, energy and finance in Italy, and has significantly growing businesses in Brazil and Turkey.

Environment-Oriented Management

•

NTT DATA started collaborating with NEC Corporation, Hitachi, Ltd., KANEMATSU CORPORATION and Saitama City for the standardization of an ID card system for an authentication service using IC cards at electric vehicle charging stations.

•

NTT DATA built the first commercial-use system to use a high-voltage DC power supply in Japan, which is a next-generation power supply method with greater power efficiency compared to AC, and commenced its operation as the internal system at Japan Radio Co., Ltd..

[2] Status of Business Activity Measures

Main Activities During the Fiscal Year

•

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks) began providing services to Ashikaga Bank, Ltd. and system integration services to The Senshu Ikeda Bank, Ltd. In addition, the “STELLA CUBE,” a shared core center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks) began providing services to The Tokyo Tomin Bank, Limited.

•	NTT DATA decided to launch “BeSTAcloud,” a shared core service for new financial institutions, and entered into a basic agreement regarding its usage with FIDEA Holdings Co. Ltd.

•

In order to respond to distributed needs of data centers for the BCP (business continuity plans) of Japanese companies and for disaster countermeasures, NTT DATA entered into a basic agreement with LG CNS Co., Ltd. of South Korea concerning joint businesses in the area of data centers, including cross-servicing of data centers in Japan and South Korea and related solutions.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizXaaS

BizXaaS Contact (Fast Help)	Cloud service to provide necessary functions for contact centers (call centers). A contact system with call management functions, which can be used with CRM for customer inquiries and applications. The system can be ready for use within as short as 72 hours.

BizXaaS EC	Service providing over 150 e-trading functions on cloud networks. A website with e-trading functions can be created in as little as 72 hours.

BizXaaS Office	Service that provides employees’ PC environment through cloud networks, such as desktop services, file server services using Microsoft products, e-mail services, document management services, etc.

BizXaaS BCP/DR Consulting Services	Service enabling the development of BCP in a short period of time (as few as five meetings) using the BCP methodology developed by NTT DATA. The service also analyzes financials and calculates the optimal investment amounts for disaster recovery measures.

TISAFYS	An operation and maintenance service for the customer’s own business applications, developed by combining NTT DATA’s areas of strengths in advanced operations and maintenance know-how, and overseas operating structures, methodologies and tools.

As a result of these efforts, and due to an increase in revenues resulting from the increase in the number of overseas consolidated subsidiaries, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2012 were 1,251.8 billion yen (an increase of 7.6% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,180.3 billion yen (an increase of 8.7% from the previous fiscal year) due to an increase in revenue-linked expenses and selling and administrative expenses resulting from the increase in the number of consolidated subsidiaries, and an increase in impairment losses resulting from a decrease in fixed assets. As a result, consolidated operating income was 71.5 billion yen (a decrease of 7.1% from the previous fiscal year).

Other Business Segments

Overview of Business Results by Business Segment (April 1, 2011 – March 31, 2012)

	(Billions of yen)
	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)	Change	Percent Change
Operating revenues	1,120.3	1,089.0	(31.2)	(2.8)%
Operating expenses	1,075.4	1,032.2	(43.2)	(4.0)%
Operating income	44.9	56.9	12.0	26.8%

In other business segments, due to the decrease in the number of apartments delivered in the real estate business, consolidated operating revenues for the fiscal year ended March 31, 2012 were 1,089.0 billion yen (a decrease of 2.8% from the previous fiscal year). On the other hand, due to a drastic decrease in loan loss expenses within selling and administrative expenses in the financing business, consolidated operating expenses for the fiscal year ended March 31, 2012 were 1,032.2 billion yen (a decrease of 4.0% from the previous fiscal year). As a result, consolidated operating income was 56.9 billion yen (an increase of 26.8% from the previous fiscal year).

(2) Analysis of Financial Standing

Consolidated cash flow from operating activities for the fiscal year ended March 31, 2012 was 2,508.3 billion yen in revenues. Compared to the previous fiscal year, cash flow decreased 322.6 billion yen (11.4%) due to, among other factors, an increase in accounts receivable, as the last day of the fiscal year was a bank holiday and the collection of telephone charges was carried over to the following month.

Consolidated cash flow from investment activities amounted to 1,971.2 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays decreased 81.0 billion yen (3.9%) despite an increase in short-term investments associated with cash management activities exceeding three months in duration, due to a decrease in cash outlays for the acquisition of newly consolidated subsidiaries.

Consolidated cash flow from financing activities amounted to cash outlays of 948.1 billion yen. Compared to the previous fiscal year, cash outlays increased 698.5 billion yen (279.8%). This increase was due to, among other factors, a repurchase of treasury stock by NTT and decreases in the issuance of both long-term and short-term debt.

As a result of the above, NTT Group’s consolidated cash and cash equivalents at the end of the fiscal year ended March 31, 2012 totaled 1,020.1 billion yen, a decrease of 415.0 billion yen (28.9%) compared with the fiscal year ended March 31, 2011.

	(Billions of yen)
	Consolidated totals for the year ended March 31, 2011	Consolidated totals for the year ended March 31, 2012	Change	Percent Change
Cash flow from operating activities	2,830.9	2,508.3	(322.6)	(11.4)%
Cash flow from investment activities	(2,052.2)	(1,971.2)	81.0	3.9%
Cash flow from financing activities	(249.6)	(948.1)	(698.5)	(279.8)%
Cash and cash equivalents at the end of year	1,435.2	1,020.1	(415.0)	(28.9)%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 140 yen per share, comprising a 70-yen end-of-term dividend and a 70-yen interim dividend. For the next annual period, dividends are planned to be 160 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 772 subsidiaries and 106 affiliated companies (as of March 31, 2012). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD), XNET Corporation and JBIS Holdings, Inc. are listed on the First Section of the Tokyo Stock Exchange, NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange, and Radishbo-ya Co., Ltd. is listed on the JASDAQ of the Osaka Securities Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSETPLANNING CORPORATION, TelWel West Nippon Corporation, and 69 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, solution services and related services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, Datacraft Australia Pty Ltd, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT Com Solution & Engineering Corporation(*1), and 231 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO PACIFIC, INC., net mobile AG, OAK LAWN MARKETING, INC., D2 Communications Inc., DOCOMO.COM, Inc., mmbi, Inc., Radishbo-ya Co., Ltd., DOCOMO interTouch Pte. Ltd., and 112 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA FINANCIAL CORE CORPORATION, NTT DATA FORCE CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FRONTIER CORPORATION, NTT DATA BUSINESS SYSTEMS CORPORATION (*2), NTT DATA Getronics Corporation, NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA CCS CORPORATION, Cirquent GmbH, NTT DATA MSE CORPORATION, JSOL CORPORATION, XNET Corporation, NJK Corporation, NTT DATA International Services, Inc. (*3), NTT DATA, Inc. (*4), Value Team S.p.A. (*5), JBIS Holdings, Inc., NTT DATA SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, and 198 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTTUD, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Investment Partners, Inc., and 66 other companies.

*1:    NTT FANET SYSTEMS Corp. changed its name to NTT Com Solution & Engineering Corporation on November 1, 2011.

*2:    NTT DATA SYSTEMS CORPORATION merged with NTT DATA QUICK CORPORATION, and changed its name to NTT DATA BUSINESS SYSTEMS CORPORATION on April 1, 2011.

*3:    Keane International, Inc. changed its name to NTT DATA International Services, Inc. on January 31, 2012.

*4:    Keane, Inc. changed its name to NTT DATA, Inc. on January 31, 2012.

*5:    Value Team S.p.A. changed its name to NTT DATA Italia S.p.A. on April 2, 2012.

A group organizational chart appears on the following page.

Customer

NTT GROUP

<Regional Communications Businesses>

NTT East
NTT West

<Regional Communications Support Group>

and others

<Long-distance and International Communications Businesses>

NTT Communications
Dimension Data Holdings plc

<Long-distance and International Communications Support Group>

and others

<Mobile Communications Businesses>

NTT DOCOMO

<Mobile Communications Support Group>

and others

<Data Communications Businesses>

NTT DATA

<Data Communications Support Group>

and others

<Other Businesses>

- Real Estate Business
  - NTT URBAN DEVELOPMENT CORPORATION
  - UD EUROPE LIMITED
- Financing Business
  - NTT FINANCE CORPORATION
- Construction & Electricity Business
  - NTT FACILITIES, INC.
- System development Business
  - NTT COMWARE CORPORATION
- Advanced Technology Development Businesses
  - NTT ADVANCED TECHNOLOGY CORPORATION
  - NTT Electronics Corporation
  - NTT Software Corporation
- Others
  - NTT ADVERTISING, INC.
  - InfoCom Research, Inc.
  - NTT Human Solutions Corporation
  - NTT LEARNING SYSTEMS CORPORATION
  - NTT BUSINESS ASSOCIE Corporation
  - NTT LOGISCO Inc.
  - NTT Investment Partners, Inc.

and others

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue to always earn the trust of our customers and stakeholders.” With these words as our guide, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy and in order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, in November 2004 NTT Group announced “NTT Group’s Medium-Term Management Strategy” which articulates NTT Group’s strategic plan for providing greater convenience to its customers and contributing to overcoming social issues through the combination of NTT Group companies’ strengths to proactively build a broadband and ubiquitous services market. Since that time, NTT Group has made steady progress in the construction and commercialization of the NGN (Next-Generation Network) in line with these objectives. In May 2008, NTT also formulated a new medium-term strategy entitled “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service,” which outlines the next steps for the development of broadband and ubiquitous services following the deployment of both fixed and mobile full- IP network infrastructure, which was targeted for completion in 2010.

Pursuant to this business strategy, NTT Group will continue to focus its efforts on the creation and full- scale deployment of broadband and ubiquitous services through the utilization of NTT Group’s full-IP network platform, and on the transitional reform of its business and organizational structures from fixed line telephone and other legacy businesses towards a model centered around IP-related businesses, solution businesses and new business lines.

(2) Issues Facing the Corporate Group

Although the economy in Europe is stagnant, the global economy is expected to continue to steadily grow due in part to economic growth in developing countries. For the Japanese economy, while there are risks relating to the protracted period of the strong yen in Japan and the concomitant increased cost of resources, it is expected that economic conditions will gradually improve due to increased demand as a result of the restoration efforts in response to the Great East Japan Earthquake.

In the information and telecommunications market, though ICT expenditures for companies that had continued to face adverse economic conditions are expected to gradually recover, fierce competition is likely to continue as globalization continues to rapidly progress together with a shift towards broadband and ubiquitous services, and further expansion of cloud services and the development of new business models through the entry into the market of a diverse range of businesses is expected.

Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group,” adopted in May 2008, NTT Group has been promoting the transformation of its business structure with a focus on revenues from IP businesses and solutions businesses. The next fiscal year (fiscal year ending March 31, 2013) will be the last year of this medium-term management strategy.

With respect to NTT Group’s transformation of its business structure, NTT had aimed for revenues from its IP businesses and solutions business to represent 75% of consolidated operating revenues during the fiscal year ending March 31, 2013, and was able to raise the percentage to 70% during the fiscal year ended March 31, 2012. Further, with respect to earnings and expenses for Hikari services, such as “FLET’S Hikari,” while NTT Group had been experiencing deficits due to build-out investments, it has also realized solid improvements year by year. As planned, NTT Group expects to make a profit from Hikari services on a single-year basis for the fiscal year ended March 31, 2012.

Sales in global businesses, which have been rapidly expanding in recent years, exceeded US$10 billion in the current fiscal year, thus achieving its target one year ahead of schedule.

Meanwhile, with respect to the ratio of capital expenditures to sales (“Capex Ratio”), because NTT Group had to strengthen its networks due to the Great East Japan Earthquake and the expansion of smartphones, it will be extremely difficult to reach the target of 15% in the next fiscal year (Capex Ratio for the fiscal year ended March 31, 2012 was 18.5%). NTT Group aims to make significant improvements by enhancing the efficiency of capital expenditures. With respect to operating income, NTT Group achieved 1,223 billion yen for the fiscal year ended March 31, 2012, while its target for the next fiscal year is 1,300 billion yen. NTT Group will continue to increase revenues by working to further reduce costs and addressing the following issues.

- Enhancement of ICT Services for Corporations and Government

To respond to the increasing diversification of customer needs, NTT will promote the development of integrated cloud services that combine the strengths of NTT Group for its applications, platforms, networks and terminals.

NTT Group will offer a service platform that can create new added value by organizing and collecting large-scale data called “big data” and by processing and analyzing the accumulated data through introducing M2M (machine-to-machine) technology into cloud services, which allows various devices, including smartphones, automobiles and home appliances to autonomously communicate with each other.

In cloud services, NTT Group will respond to needs in Business Continuity Plans (“BCP”), which has been a focus since the Great East Japan Earthquake, and which, for example, allows data centers around the world to function as if they were a single data center by enabling the flexible transfer of data within and between data centers.

To respond to such societal issues as the enhancement of convenience in government, education and medical services, environmental protection, the aging population and the declining birthrate, NTT Group will promote widespread ICT use. For example, with respect to “Education Square x ICT” in the education field, under which field trials are held in collaboration with local governments, NTT Group is accumulating knowledge by connecting schools to homes and schools to the world through educational cloud services. NTT will continue to work to expand the ICT use scenarios.

- Enhancement of Consumer Services

NTT Group will work to enhance ICT services that utilize fixed and mobile broadband, by promoting the further use of mobile broadband services through enhancing the lineup of “Xi”-compatible terminals and expanding service areas, and by expanding use scenarios of optical services through providing the two-tier fixed rate “FLET’S Hikari Light.”

In response to the diversification and expansion of handsets that can connect to networks, such as smartphones and tablets, NTT Group will make efforts to create and provide new services, such as by enhancing “dmenu,” “dmarket” and other platform functions, by providing “Hikari TV Dokodemo” for viewing videos on a smartphone, and by launching services such as the “NOTTV” broadcast station for smartphones.

In response to an increase in the amount of mobile communications data, NTT Group has been developing initiatives, such as expanding “Xi,” which is characterized by highly efficient radio frequencies, promoting the use of “FLET’S Hikari + Wi-Fi” in homes utilizing “Hikari Portable” and decentralizing the network burden by increasing the installation of public wireless LAN access points at public and retail facilities.

With the goal of not only acquiring new customers but promoting long-term use by existing customers, NTT Group will work to create a system that retains customers for the long-term, such as through long-term user discounts and membership programs.

- Strengthening of the Framework for Promotion of Global Businesses and the Enhancement of Services

With respect to NTT Group’s customer base of approximately 10,000 companies, which grew with the acquisition of Dimension Data Holdings plc during the last fiscal year, NTT Group will strengthen its efforts to develop new customers by utilizing group company synergies and cross-selling efforts. Further, NTT Group will accelerate the growth of its global businesses, both in terms of strategy and in terms of personnel administration.

Companies that promote business on a global scale are focused on flexible and swift management and risk distribution that understands the conditions at each of their operations that are located in various regions. Therefore, NTT Group will make efforts to provide comprehensive cloud services from applications to terminals, and in particular will work to strengthen its ability to provide applications and managed services.

- Responding to Environmental Issues

With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below.

•	“Green of ICT”

This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	“Green by ICT”

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”

Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

Through the adept use of ICT, NTT will contribute to the realization of environmentally friendly and smart communities by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support reduction of electric power consumption and energy saving.

- Initiatives for Secure and Safe Networks

With respect to disaster countermeasures, NTT Group will continue to work on initiatives in the areas of facilities and services, which were launched during the fiscal year ended March 31, 2012. Further, in anticipation of earthquakes with an epicenter in the Tokyo metropolitan area, NTT Group has been working to set up alternate base stations for its disaster countermeasure headquarters. In addition, with respect to support services such as the Disaster Emergency Message Dial (171), NTT Group will provide opportunities for periodic trial use and participate in drills aimed at helping individuals who are stranded after a disaster, hosted by local governments.

With respect to the improvement of networks in response to the increase in smartphone use, NTT Group will continue to work to improve reliability and expandability and to prevent the recurrence of network failures.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2011	March 31, 2012	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥1,020,143	¥(415,015)
Short-term investments	167,175	306,921	139,746
Notes and accounts receivable, trade	2,072,011	2,287,986	215,975
Allowance for doubtful accounts	(45,907)	(48,356)	(2,449)
Accounts receivable, other	265,668	277,277	11,609
Inventories	314,983	329,373	14,390
Prepaid expenses and other current assets	316,328	315,566	(762)
Deferred income taxes	244,881	223,021	(21,860)

Total current assets	4,770,297	4,711,931	(58,366)

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,425,252	(181,466)
Telecommunications service lines	14,527,349	14,830,873	303,524
Buildings and structures	5,855,282	5,915,743	60,461
Machinery, vessels and tools	1,806,355	1,820,648	14,293
Land	1,133,675	1,133,077	(598)
Construction in progress	312,480	363,201	50,721

	38,241,859	38,488,794	246,935
Accumulated depreciation	(28,341,219)	(28,682,438)	(341,219)

Net property, plant and equipment	9,900,640	9,806,356	(94,284)

Investments and other assets:
Investments in affiliated companies	581,073	543,273	(37,800)
Marketable securities and other investments	276,178	295,254	19,076
Goodwill	747,526	771,420	23,894
Software	1,330,085	1,344,356	14,271
Other intangibles	287,400	263,964	(23,436)
Other assets	885,444	863,852	(21,592)
Deferred income taxes	886,953	789,293	(97,660)

Total investments and other assets	4,994,659	4,871,412	(123,247)

Total assets	¥19,665,596	¥19,389,699	¥(275,897)

	Millions of yen
	March 31, 2011	March 31, 2012	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥83,507	¥(258,060)
Current portion of long-term debt	698,476	656,963	(41,513)
Accounts payable, trade	1,379,279	1,482,594	103,315
Current portion of obligations under capital leases	21,353	18,709	(2,644)
Accrued payroll	475,226	476,442	1,216
Accrued interest	12,189	9,832	(2,357)
Accrued taxes on income	208,363	198,281	(10,082)
Accrued consumption tax	37,835	46,255	8,420
Advances received	206,572	189,007	(17,565)
Other	308,212	332,663	24,451

Total current liabilities	3,689,072	3,494,253	(194,819)

Long-term liabilities:
Long-term debt	3,494,198	3,509,820	15,622
Obligations under capital leases	34,818	36,919	2,101
Liability for employees’ retirement benefits	1,535,964	1,534,885	(1,079)
Accrued liabilities for point programs	211,306	187,432	(23,874)
Deferred income taxes	183,810	169,591	(14,219)
Other	435,496	409,070	(26,426)

Total long-term liabilities	5,895,592	5,847,717	(47,875)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,834,029	2,832,165	(1,864)
Retained earnings	5,155,596	4,888,746	(266,850)
Accumulated other comprehensive income (loss)	(303,708)	(357,843)	(54,135)
Treasury stock, at cost	(603,133)	(418,431)	184,702

Total NTT shareholders’ equity	8,020,734	7,882,587	(138,147)

Noncontrolling interests	2,060,198	2,165,142	104,944

Total equity	10,080,932	10,047,729	(33,203)

Total liabilities and equity	¥19,665,596	¥19,389,699	¥(275,897)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2012.

(2) CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥2,180,778	¥1,949,557	¥(231,221)
Mobile voice related services	2,021,579	1,870,064	(151,515)
IP / packet communications services	3,341,112	3,602,541	261,429
Sale of telecommunication equipment	565,874	580,900	15,026
System integration	1,382,195	1,776,941	394,746
Other	813,465	727,359	(86,106)

	10,305,003	10,507,362	202,359

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,458,029	2,379,388	(78,641)
Cost of equipment sold (exclusive of items shown separately below)	760,832	787,681	26,849
Cost of system integration (exclusive of items shown separately below)	915,018	1,209,870	294,852
Depreciation and amortization	1,962,534	1,910,698	(51,836)
Impairment losses	1,094	9,555	8,461
Selling, general and administrative expenses	2,989,814	2,981,734	(8,080)
Goodwill and other intangible assets impairments	2,773	5,470	2,697

	9,090,094	9,284,396	194,302

Operating income (loss)	1,214,909	1,222,966	8,057

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(55,267)	(56,326)	(1,059)
Interest income	21,600	19,298	(2,302)
Other, net	(5,445)	53,392	58,837

	(39,112)	16,364	55,476

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,175,797	1,239,330	63,533

Income tax expense (benefit):
Current	448,813	451,222	2,409
Deferred	26,779	136,571	109,792

	475,592	587,793	112,201

Income (loss) before equity in earnings (losses) of affiliated companies	700,205	651,537	(48,668)

Equity in earnings (losses) of affiliated companies	1,670	(2,986)	(4,656)

Net income (loss)	701,875	648,551	(53,324)

Less – Net income attributable to noncontrolling interests	192,246	180,850	(11,396)

Net income (loss) attributable to NTT	¥509,629	¥467,701	¥(41,928)

	Shares or Yen
	2011	2012
Per share of common stock:
Weighted average number of common shares outstanding	1,323,173,389	1,275,519,400
Net income (loss) attributable to NTT	¥385.16	¥366.67

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2011

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879
Comprehensive income (loss):
Net income (loss)			509,629			509,629	192,246	701,875
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(4,155)		(4,155)	(2,136)	(6,291)
Unrealized gain (loss) on derivative instruments				(1,643)		(1,643)	110	(1,533)
Foreign currency translation adjustments				(32,770)		(32,770)	(11,346)	(44,116)
Pension liability adjustments				(75,534)		(75,534)	(4,969)	(80,503)

Total other comprehensive income (loss)						(114,102)	(18,341)	(132,443)

Total comprehensive income (loss)						395,527	173,905	569,432

Cash dividends			(158,783)			(158,783)	(86,063)	(244,846)
Changes in NTT’s ownership interest in subsidiaries		(3,929)				(3,929)	(10,370)	(14,299)
Acquisition of treasury stocks					(417)	(417)		(417)
Resale of treasury stocks		(53)			236	183		183
Cancellation of treasury stock		(916)	(601,976)		602,892	—		—
At end of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932

YEAR ENDED MARCH 31, 2012

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932
Comprehensive income (loss):
Net income (loss)			467,701			467,701	180,850	648,551
Other comprehensive income (loss):
Unrealized gain (loss) on securities				6,626		6,626	1,612	8,238
Unrealized gain (loss) on derivative instruments				(935)		(935)	(1,296)	(2,231)
Foreign currency translation adjustments				(54,924)		(54,924)	(14,445)	(69,369)
Pension liability adjustments				(4,902)		(4,902)	(3,640)	(8,542)

Total other comprehensive income (loss)						(54,135)	(17,769)	(71,904)

Total comprehensive income (loss)						413,566	163,081	576,647

Cash dividends			(167,980)			(167,980)	(87,440)	(255,420)
Changes in NTT’s ownership interest in subsidiaries		(1,864)				(1,864)	29,303	27,439
Acquisition of treasury stocks					(381,978)	(381,978)		(381,978)
Resale of treasury stocks			(20)		129	109		109
Cancellation of treasury stock			(566,551)		566,551	—		—
At end of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥701,875	¥648,551	¥(53,324)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,962,534	1,910,698	(51,836)
Impairment losses	1,094	9,555	8,461
Deferred taxes	26,779	136,571	109,792
Goodwill and other intangible assets impairments	2,773	5,470	2,697
Loss on disposal of property, plant and equipment	104,730	85,452	(19,278)
Gains on sales of property, plant and equipment	(4,716)	(31,083)	(26,367)
Equity in (earnings) losses of affiliated companies	(1,670)	2,986	4,656
(Increase) decrease in notes and accounts receivable, trade	24,299	(175,606)	(199,905)
(Increase) decrease in inventories	(11,745)	(13,353)	(1,608)
(Increase) decrease in other current assets	(53,605)	(9,877)	43,728
Increase (decrease) in accounts payable, trade and accrued payroll	(28,533)	23,499	52,032
Increase (decrease) in accrued consumption tax	512	7,975	7,463
Increase (decrease) in accrued interest	841	(973)	(1,814)
Increase (decrease) in advances received	26,392	(17,330)	(43,722)
Increase (decrease) in accrued taxes on income	(56,536)	(10,883)	45,653
Increase (decrease) in other current liabilities	(12,355)	17,873	30,228
Increase (decrease) in liability for employees’ retirement benefits	(32,312)	(19,382)	12,930
Increase (decrease) in other long-term liabilities	68,856	(36,923)	(105,779)
Other	111,659	(24,921)	(136,580)

Net cash provided by (used in) operating activities	¥2,830,872	¥2,508,299	¥(322,573)

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,410,827)	¥(1,395,087)	¥15,740
Payments for intangibles	(484,159)	(458,176)	25,983
Proceeds from sale of property, plant and equipment	13,445	64,789	51,344
Payments for purchase of non-current investments	(43,017)	(59,400)	(16,383)
Proceeds from sale and redemption of non-current investments	23,921	14,756	(9,165)
Acquisition of subsidiaries, net of cash acquired	(382,780)	(47,632)	335,148
Payments for purchase of short-term investments	(768,594)	(1,181,657)	(413,063)
Proceeds from redemption of short-term investments	988,780	1,048,024	59,244
Other	11,019	43,137	32,118

Net cash provided by (used in) investing activities	(2,052,212)	(1,971,246)	80,966

Cash flows from financing activities:
Proceeds from issuance of long-term debt	801,185	680,055	(121,130)
Payments for settlement of long-term debt	(782,512)	(719,232)	63,280
Proceeds from issuance of short-term debt	2,554,569	1,261,125	(1,293,444)
Payments for settlement of short-term debt	(2,524,709)	(1,520,909)	1,003,800
Dividends paid	(158,783)	(167,980)	(9,197)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(234)	(381,869)	(381,635)
Acquisition of treasury stocks by subsidiary	(30,092)	(2,914)	27,178
Other	(109,002)	(96,334)	12,668

Net cash provided by (used in) financing activities	(249,578)	(948,058)	(698,480)

Effect of exchange rate changes on cash and cash equivalents	(4,986)	(4,010)	976

Net increase (decrease) in cash and cash equivalents	524,096	(415,015)	(939,111)
Cash and cash equivalents at beginning of year	911,062	1,435,158	524,096

Cash and cash equivalents at end of year	¥1,435,158	¥1,020,143	¥(415,015)

Cash paid during the year for:
Interest	¥54,483	¥58,683	¥4,200
Income taxes, net	519,205	449,405	(69,800)

Noncash investing and financing activities:
Capital lease obligations incurred during the year	21,969	20,299	(1,670)
Cancellation of treasury stock	602,892	566,551	(36,341)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2012.

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(8) Business Segments

1. Sales and operating revenue

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Regional communications business
Customers	3,529,551	3,306,656	(222,895)
Intersegment	497,657	458,115	(39,542)

Total	4,027,208	3,764,771	(262,437)

Long-distance and international communications business
Customers	1,223,429	1,573,150	349,721
Intersegment	109,223	105,506	(3,717)

Total	1,332,652	1,678,656	346,004

Mobile communications business
Customers	4,191,795	4,211,099	19,304
Intersegment	32,478	28,904	(3,574)

Total	4,224,273	4,240,003	15,730

Data communications business
Customers	1,031,107	1,108,212	77,105
Intersegment	132,081	143,598	11,517

Total	1,163,188	1,251,810	88,622

Other
Customers	329,121	308,245	(20,876)
Intersegment	791,146	780,794	(10,352)

Total	1,120,267	1,089,039	(31,228)

Elimination	(1,562,585)	(1,516,917)	45,668

Consolidated total	10,305,003	10,507,362	202,359

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Segment profit
Regional communications business	127,252	86,906	(40,346)
Long-distance and international communications business	97,089	116,669	19,580
Mobile communications business	839,102	876,406	37,304
Data communications business	76,978	71,542	(5,436)
Other	44,857	56,857	12,000

Total	1,185,278	1,208,380	23,102
Elimination	29,631	14,586	(15,045)

Consolidated total	1,214,909	1,222,966	8,057

3. Segment assets

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
Segment assets
Regional communications business	7,659,004	7,456,797	(202,207)
Long-distance and international communications business	1,770,589	1,770,522	(67)
Mobile communications business	6,945,024	7,090,883	145,859
Data communications business	1,502,352	1,515,686	13,334
Other	10,009,775	9,924,722	(85,053)

Total	27,886,744	27,758,610	(128,134)
Elimination	(8,221,148)	(8,368,911)	(147,763)

Consolidated total	19,665,596	19,389,699	(275,897)

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Depreciation and amortization
Regional communications business	847,483	816,307	(31,176)
Long-distance and international communications business	134,423	137,176	2,753
Mobile communications business	698,690	688,518	(10,172)
Data communications business	148,404	140,075	(8,329)
Other	127,419	122,728	(4,691)

Total	1,956,419	1,904,804	(51,615)
Elimination	6,115	5,894	(221)

Consolidated total	1,962,534	1,910,698	(51,836)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Capital investments for segment assets(*)
Regional communications business	806,953	811,803	4,850
Long-distance and international communications business	135,452	152,348	16,896
Mobile communications business	668,476	726,833	58,357
Data communications business	139,070	133,966	(5,104)
Other	120,155	121,660	1,505

Consolidated total	1,870,106	1,946,610	76,504

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Payments for property, plant and equipment	1,410,827	1,395,087	(15,740)
Payments for intangibles	484,159	458,176	(25,983)

Total	1,894,986	1,853,263	(41,723)
Difference from the total of capital investments	24,880	(93,347)	(118,227)

(9) Income Taxes

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2011	March 31, 2012
Deferred tax assets:
Liability for employees’ retirement benefits	627,346	558,175
Property, plant and equipment and intangible assets principally due to differences in depreciation	437,054	386,961
Operating loss carryforwards	175,472	149,813
Foreign currency translation adjustments	21,809	36,812
Other	486,919	435,320

Total gross deferred tax assets	1,748,600	1,567,081

Less – Valuation allowance	(274,559)	(242,158)

Total deferred tax assets	1,474,041	1,324,923

Deferred tax liabilities:
Issuance of subsidiaries common stock etc.	(347,597)	(303,363)
Other	(178,642)	(178,840)

Total gross deferred tax liabilities	(526,239)	(482,203)

Net deferred tax assets	947,802	842,720

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted from consolidated accounting periods that begin on or after April 1, 2012. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased ¥89,936 million and net income attributable to NTT decreased ¥80,232 million for the fiscal year ended March 31, 2012.

(10) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2011	March 31, 2012
Benefit obligation, end of year	(2,094,807)	(2,037,901)
Fair value of plan assets, end of year	1,086,800	1,072,879
Under funded status	(1,008,007)	(965,022)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2011	March 31, 2012
Liability for employees’ retirement benefits	(1,008,046)	(965,068)
Other assets	39	46
Accumulated other comprehensive loss (income)	310,145	330,090
Net amount recognized	(697,862)	(634,932)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2011	March 31, 2012
Net actuarial loss	351,345	356,081
Transition obligation	1,112	943
Prior service cost	(42,312)	(26,934)

Total	310,145	330,090

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012
Service cost	75,251	72,542
Interest cost on projected benefit obligation	43,854	40,840
Expected return on plan assets	(24,819)	(21,562)
Net amortization and deferral	(10,174)	1,055

Total	84,112	92,875

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2011	Year ended March 31, 2012
Discount rate	Projected benefit obligation	2.0%	1.9%
	Net pension cost	2.1%	2.0%
Rate of compensation increase		2.4-3.4%	2.4-3.4%
Expected long-term return on plan assets		2.3%	2.0%

The NTT Kigyou-Nenkin-Kikin (Employee Pension Fund)

1. Benefit obligations

	(Millions of yen)
	March 31, 2011	March 31, 2012
Benefit obligation, end of year	(1,426,059)	(1,467,064)
Fair value of plan assets, end of year	898,141	897,247
Under funded status	(527,918)	(569,817)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2011	March 31, 2012
Liability for employees’ retirement benefits	(527,918)	(569,817)
Accumulated other comprehensive loss (income)	182,711	178,539
Net amount recognized	(345,207)	(391,278)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2011	March 31, 2012
Net actuarial loss	191,578	183,549
Prior service cost	(8,867)	(5,010)

Total	182,711	178,539

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012
Service cost	36,591	37,896
Interest cost on projected benefit obligation	27,866	27,980
Expected return on plan assets	(22,858)	(21,901)
Net amortization and deferral	7,962	13,375
Employee contributions	(3,615)	(3,567)

Total	45,946	53,783

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2011	Year ended March 31, 2012
Discount rate	Projected benefit obligation	2.0%	1.9%
	Net pension cost	2.1%	2.0%
Rate of compensation increase		3.4%	3.4%
Expected long-term return on plan assets		2.5%	2.5%

(11) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair value of Investment Property

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012
Amount included in the consolidated balance sheets
Balance at beginning of year (1)	760,675	800,519
Increase (Decrease)	39,844	1,350
Balance at end of year (1)	800,519	801,869
Fair value at end of year (2)	1,504,341	1,433,427

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value at end of year” is calculated primarily through real estate appraisal standards.

(12) Subsequent Events

None

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2011	March 31, 2012
ASSETS
Current assets:
Cash and bank deposits	13,642	10,490
Accounts receivable, trade	1,284	1,613
Supplies	245	251
Advance payment	798	727
Deferred income taxes	927	946
Short-term loans receivable	320,177	328,019
Accounts receivable, other	66,291	55,486
Subsidiary deposits	91,950	152,327
Other	6,778	5,196

Total current assets	502,096	555,058

Fixed assets:
Property, plant and equipment
Buildings	123,844	119,251
Structures	4,575	4,696
Machinery, equipment and vehicles	498	440
Tools, furniture and fixtures	18,999	18,047
Land	29,674	29,674
Lease assets	429	399
Construction in progress	1,737	1,940

Total property, plant and equipment	179,759	174,450

Intangible fixed assets	49,055	46,672
Investments and other assets
Investment securities	13,626	8,719
Investments in subsidiaries and affiliated companies	5,072,805	5,072,933
Other securities of subsidiaries and affiliated companies	6,737	6,884
Contributions to affiliated companies	148	168
Long-term loans receivable to subsidiaries	1,727,465	1,642,330
Deferred income taxes	16,898	15,362
Other	1,635	2,183

Total investments and other assets	6,839,318	6,748,584

Total fixed assets	7,068,132	6,969,706

TOTAL ASSETS	7,570,228	7,524,765

	Millions of yen
	March 31, 2011	March 31, 2012
LIABILITIES
Current liabilities:
Accounts payable, trade	264	273
Current portion of corporate bonds	227,924	293,422
Current portion of long-term borrowings	74,240	151,700
Lease obligations	34	26
Accounts payable, other	28,971	28,643
Accrued expenses	9,148	9,010
Accrued taxes on income	210	4,208
Advance received	1,024	924
Deposit received	524	453
Deposit received from subsidiaries	61,862	98,261
Unearned revenue	1	1
Other	167	4

Total current liabilities	404,373	586,930

Long-term liabilities:
Corporate bonds	1,183,193	1,059,780
Long-term borrowings	953,530	1,141,830
Lease obligations	753	734
Liability for employees’ retirement benefits	29,584	30,675
Asset retirement obligations	1,162	1,152
Other	653	633

Total long-term liabilities	2,168,877	2,234,806

TOTAL LIABILITIES	2,573,251	2,821,737

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826

Total capital surplus	2,672,826	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Other reserve	1,131,000	531,000
Accumulated earned surplus	721,664	844,410

Total earned surplus	1,987,997	1,510,743

Treasury stock	(603,132)	(418,431)

Total shareholders’ equity	4,995,640	4,703,088

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,336	(60)

Total unrealized gains (losses), translation adjustments, and others	1,336	(60)

TOTAL NET ASSETS	4,996,977	4,703,028

TOTAL LIABILITIES AND NET ASSETS	7,570,228	7,524,765

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Operating revenues:
Dividends received	235,720	261,182
Revenues from group management	19,149	19,150
Revenues from basic R&D	123,999	120,999
Other services	11,503	10,019

Total operating revenues	390,373	411,352

Operating expenses:
Administration	20,696	21,500
Experiment and research	89,043	90,610
Depreciation and amortization	41,942	37,649
Retirement of fixed assets	1,280	1,070
Miscellaneous taxes	3,932	2,834

Total operating expenses	156,895	153,665

Operating income	233,478	257,686

Non-operating revenues:
Interest income	30,229	27,495
Lease and rental income	12,282	11,943
Miscellaneous income	2,449	6,044

Total non-operating revenues	44,961	45,483

Non-operating expenses:
Interest expenses	11,287	16,216
Corporate bond interest expenses	23,184	20,161
Lease and rental expenses	5,983	6,001
Miscellaneous expenses	10,147	1,475

Total non-operating expenses	50,602	43,853

Recurring profit	227,837	259,316

Special losses:
Loss on adjustment for changes of accounting standard for asset retirement obligations	757	—
Special loss on disaster	226	—

Total special losses	983	—

Income before income taxes	226,853	259,316

Corporation, inhabitant, and enterprise taxes	(3,571)	(448)
Deferred tax expenses (benefits)	4,719	2,467

Total income taxes	1,148	2,019

Net income	225,705	257,297

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Shareholders’ equity
Common stock:
At beginning of year	937,950	937,950
Net change during the annual period
Total net change during the annual period	—	—

At end of year	937,950	937,950

Capital surplus:
Additional paid-in capital
At beginning of year	2,672,826	2,672,826
Net change during the annual period
Total net change during the annual period	—	—

At end of year	2,672,826	2,672,826

Other capital surplus:
At beginning of year	968	—
Net change during the annual period
Resale of treasury stock	(52)	—
Cancellation of treasury stock	(915)	—

Total net change during the annual period	(968)	—

At end of year	—	—

Total capital surplus:
At beginning of year	2,673,794	2,672,826
Net change during the annual period
Resale of treasury stock	(52)	—
Cancellation of treasury stock	(915)	—

Total net change during the annual period	(968)	—

At end of year	2,672,826	2,672,826

Earned surplus:
Legal reserve
At beginning of year	135,333	135,333
Net change during the annual period
Total net change during the annual period	—	—

At end of year	135,333	135,333

Other earned surplus:
Other reserve
At beginning of year	1,131,000	1,131,000
Net change during the annual period
Return of other reserve	—	(600,000)

Total net change during the annual period	—	(600,000)

At end of year	1,131,000	531,000

	Millions of yen
	2011	2012
Accumulated earned surplus:
At beginning of year	1,256,717	721,664
Net change during the annual period
Cash dividends	(158,782)	(167,980)
Net income	225,705	257,297
Return of other reserve	—	600,000
Resale of treasury stock	—	(20)
Cancellation of treasury stock	(601,976)	(566,550)

Total net change during the annual period	(535,053)	122,746

At end of year	721,664	844,410

Total earned surplus:
At beginning of year	2,523,050	1,987,997
Net change during the annual period
Cash dividends	(158,782)	(167,980)
Net income	225,705	257,297
Resale of treasury stock	—	(20)
Cancellation of treasury stock	(601,976)	(566,550)

Total net change during the annual period	(535,053)	(477,253)

At end of year	1,987,997	1,510,743

Treasury stock:
At beginning of year	(1,205,843)	(603,132)
Net change during the annual period
Payments to acquire treasury stock	(416)	(381,978)
Resale of treasury stock	236	129
Cancellation of treasury stock	602,891	566,550

Total net change during the annual period	602,711	184,701

At end of year	(603,132)	(418,431)

Total shareholders’ equity:
At beginning of year	4,928,951	4,995,640
Net change during the annual period
Cash dividends	(158,782)	(167,980)
Net income	225,705	257,297
Payments to acquire treasury stock	(416)	(381,978)
Resale of treasury stock	183	108

Total net change during the annual period	66,689	(292,552)

At end of year	4,995,640	4,703,088

	Millions of yen
	2011	2012
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities
At beginning of year	2,777	1,336
Net change during the annual period
Others, net	(1,441)	(1,396)

Total net change during the annual period	(1,441)	(1,396)

At end of year	1,336	(60)

Total unrealized gains (losses), translation adjustments, and others:
At beginning of year	2,777	1,336
Net change during the annual period
Others, net	(1,441)	(1,396)

Total net change during the annual period	(1,441)	(1,396)

At end of year	1,336	(60)

Total net assets:
At beginning of year	4,931,728	4,996,977
Net change during the annual period
Cash dividends	(158,782)	(167,980)
Net income	225,705	257,297
Payments to acquire treasury stock	(416)	(381,978)
Resale of treasury stock	183	108
Others, net	(1,441)	(1,396)

Total net change during the annual period	65,248	(293,949)

At end of year	4,996,977	4,703,028

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Cash flows from operating activities:
Income before income taxes	226,853	259,316
Depreciation and amortization	44,710	40,433
Loss on adjustment for changes of accounting standard for asset retirement obligations	757	—
Loss on disposal of property, plant and equipment	963	701
Dividends received	(235,720)	(261,182)
Increase (decrease) in liability for employees’ retirement benefits	1,487	1,091
(Increase) decrease in accounts receivable	1,155	(4,034)
Increase (decrease) in accounts payable and accrued expenses	3,406	737
Increase (decrease) in accrued consumption tax	(148)	(45)
(Increase) decrease in other current assets	(104)	210
(Increase) decrease in subsidiary deposits	(5,000)	(5,000)
Increase (decrease) in deposit received from subsidiaries	1,321	36,399
Other	13,500	5,192

Sub-total	53,183	73,819

Interest and dividends received	266,164	289,863
Interest paid	(33,356)	(36,435)
Income taxes received (paid)	(22,772)	18,897

Net cash provided by (used in) operating activities	263,219	346,144

Cash flows from investing activities:
Payments for property, plant and equipment	(39,592)	(34,537)
Payments for purchase of investment securities	(286,313)	(1,014)
Proceeds from sale of investment securities	4,147	7,134
Payments for long-term loans	(160,000)	(240,000)
Proceeds from long-term loans receivable	286,104	302,190
(Increase) decrease in long-term subsidiary deposits	35,000	—
Other	(4,912)	(670)

Net cash provided by (used in) investing activities	(165,567)	33,102

Cash flows from financing activities:
Proceeds from issuance of long-term debt	469,951	509,946
Payments for settlement of long-term debt	(411,104)	(302,190)
Payments for settlement of lease obligations	(60)	(31)
Dividends paid	(158,782)	(167,980)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(233)	(381,869)

Net cash provided by (used in) financing activities	(100,229)	(342,125)

Net increase (decrease) in cash and cash equivalents	(2,577)	37,121

Cash and cash equivalents at beginning of year	121,157	118,580

Cash and cash equivalents at end of year	118,580	155,702

6. Other

CHANGES IN BOARD OF DIRECTORS

(1) Candidates for Directors

Yoshikiyo Sakai	(Senior Vice President, NTTDOCOMO, INC.)
Mitsuyoshi Kobayashi	(Senior Vice President, Nippon Telegraph and Telephone West Corporation)
Akira Shimada	(Senior Vice President, Nippon Telegraph and Telephone East Corporation)
Hiroshi Tsujigami	(Senior Manager, Corporate Strategy Planning Department)
Tsunehisa Okuno	(General Manager, Global Business Office)
Katsuhiko Shirai	(Chairperson, The Foundation for the Open University of Japan)
Sadayuki Sakakibara	(Chairman of the Board and Representative Member of the Board, Toray Industries, Inc.)

(2) Candidates for Corporate Auditors

Kiyoshi Kousaka	(Representative Director and President, NTT BUSINESS ASSOCIE Corporation)
Seiichi Ochiai	(Professor, Chuo Law School)

(3) Directors scheduled to resign from office

Norio Wada	(Director and Chairman; scheduled to take office as Executive Advisor)
Noritaka Uji	(Representative Director and Senior Executive Vice President; scheduled to take office as Advisor)
Kaoru Kanazawa	(Representative Director and Senior Executive Vice President); scheduled to take office as Advisor)
Toshio Kobayashi	(Director and Senior Vice President; the next position is to be determined)
Tetsuya Shoji	(Director and Senior Vice President; scheduled to take office as Representative Director and Executive Vice President, NTT Communications Corporation)
Takashi Imai	(Outside Director and Senior Vice President)
Yotaro Kobayashi	(Outside Director and Senior Vice President)

(4) Corporate Auditors scheduled to resign from office

Shunsuke Amiya	(Full-time Corporate Auditor)
Shigeru Iwamoto	(Corporate Auditor)

(5) Candidates for Representative Directors and other Directors

 Candidate scheduled to take office as Director and Chairman

Satoshi Miura	(Representative Director and President, Chief Executive Officer)

‚ Candidate scheduled to take office as Representative Director and President, Chief Executive Officer

Hiroo Unoura	(Representative Director and Senior Executive Vice President)

ƒ Candidates scheduled to take office as Representative Director and Senior Executive Vice President

Yasuyoshi Katayama	(Director and Executive Vice President)
Hiroki Watanabe	(Director and Executive Vice President)

„ Candidate scheduled to take office as Executive Vice President (Director)

Hiromichi Shinohara	(Director)

(6) New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Representative Director and Senior Executive Vice President, In charge of technical strategy and risk management	Yasuyoshi Katayama	Director and Executive Vice President, Director of Technology Planning Department, Director of Next Generation Network Office

Representative Director and Senior Executive Vice President, In charge of Business Strategy	Hiroki Watanabe	Director and Executive Vice President, Director of Corporate Strategy Planning Department

Director and Executive Vice President, Director of Research and Development, Planning Department In charge of international standardization	Hiromichi Shinohara	Director and Senior Vice President, Director of Research and Development Planning Department

Director and Senior Vice President, Director of Finance and Accounting Department	Yoshikiyo Sakai

Director and Senior Vice President, Director of Technology Planning Department, In charge of strategic Business Development Division	Mitsuyoshi Kobayashi

Director and Senior Vice President, Director of General Affairs Department, Director of Internal Control Office	Akira Shimada

Director and Senior Vice President, Director of Corporate Strategy Planning Department	Hiroshi Tsujigami

Director and Senior Vice President, In charge of Global Business Office	Tsunehisa Okuno

Director	Katsuhiko Shirai

Director	Sadayuki Sakakibara

(Notes)	The following candidates shall assume responsibilities as follows:

Satoshi Miura as Chairman of Board Directors, Hiroo Unoura as Chief Executive Officer (CEO), Yasuyoshi Katayama as Chief Technology Officer (CTO) and Chief Information Officer (CIO), and Hiroki Watanabe as Chief Financial Officer (CFO) and Chief Compliance Officer (CCO).

Of the candidates for Directors, Katsuhiko Shirai and Sadayuki Sakakibara are candidates for external directors.

The candidate for Corporate Auditor, Seiichi Ochiai, is a candidate for external auditor.

The Corporate Auditors scheduled to resign from office will resign at the close of the 27th Ordinary General Meeting of Shareholders (to be held on June 22, 2012).

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 11, 2012

NTT’s Shares and Shareholders (as of March 31, 2012)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	302	81	7,555	1,083	962	908,334	918,320	—
Total Shares (Units)	4,312,329	2,197,371	131,262	175,073	3,188,860	7,915	3,201,861	13,214,671	1,730,135
%	32.63	16.63	0.99	1.32	24.13	0.06	24.23	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 994,321 units of treasury stock, and “Shares Representing Less Than One Unit” includes 12 shares of treasury stock. 99,432,112 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2012 was 99,431,812.
(2)	“Other Domestic Corporations” includes 161 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 223,438.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	414	173	907	1,080	25,622	59,186	830,938	918,320	—
%	0.05	0.02	0.10	0.12	2.79	6.45	90.48	100.00	—
Total Shares (Units)	10,802,920	121,066	186,328	69,586	393,529	359,039	1,282,203	13,214,671	1,730,135
%	81.75	0.92	1.41	0.53	2.98	2.72	9.70	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 994,321 units of treasury stock, and “Shares Representing Less Than One Unit” includes 12 shares of treasury stock.
(2)	“At Least 100 Units” includes 161 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,232	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	55,524	4.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,195	2.89
Moxley and Co LLC	23,561	1.78
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	18,539	1.40
Japan Trustee Services Bank, Ltd. (Trust Account 9)	17,902	1.35
SSBT OD05 Omnibus Account – Treaty Clients	16,979	1.28
State Street Bank and Trust Company 505224	12,234	0.92
NTT Employee Share-Holding Association	12,048	0.91
State Street Bank and Trust Company 505225	9,952	0.75

Total	636,170	48.08

Note: The Company’s holdings of treasury stock (99,431,812 shares) are not included in the above table.

Financial Results for the Fiscal Year Ended March 31, 2012 and Financial Forecasts for the Fiscal Year Ending March 31, 2013

May 11, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Financial Results for the Fiscal Year Ended March 31, 2012 and Financial Forecasts for the Fiscal Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Highlights

Operating Revenue and Operating Income increased for two consecutive years.

Expansion of Global Revenues

Achieved target of 10 billion USD one year earlier than previously planned (double the revenues of FY 2010)

Expansion of Mobile Business

No. of smartphones sold: 8.82 million (3.5 times the amount in FY2010) No. of Xi services sold: 2.30 million (88 times the amount in FY2010)

Expansion of Video Business No. of Hikari TV subscriptions exceeded 2 million

The structural reform of NTT’s business structure steadily progressed. IP Business and Solution & New Business accounted for 70% of all revenue

FY2012 Forecast: Continued increase of Operating Revenue and Operating Income

Increase in Return to Shareholders

Buy back of 99 million shares for 381.7 billion yen. Dividends increased for two consecutive years.

(FY2010: 120 yen FY2011: 140 yen FY2012E: 160 yen)

Consolidated Operating Income

(Billions of yen) 1,280.0

1,223.0 1,214.9 FY2010 FY2011 FY2012E

Global Revenues (Billions of USD)

13.0 11.6 4.8

FY2010 FY2011 FY2012E

Financial Results for the Fiscal Year Ended March 31, 2012 and Financial Forecasts for the Fiscal Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2011 Highlights

Operating Revenue and Operating Income increased for two consecutive years. Compared to the FY2011 forecast: Operating Income was not achieved, but Net Income was achieved as forecasted.

(Billions of yen)

FY2011

FY2011 Revised

Forecasts

FY2010 (Disclosed

Change Change from the on February

[%] Revised

year-on-year Forecasts 6, 2012)

Operating

Revenues 10,507.4 +202.4 +2.0% (32.6) 10,305.0 10,540.0

Operating

Expenses 9,284.4 +194.3 +2.1% (5.6) 9,090.1 9,290.0

Operating 1,223.0 +8.1 +0.7% (27.0) 1,214.9 1,250.0

Income

Net Income* 467.7 (41.9) (8.2)% +2.7 509.6 465.0

*Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2012 and Financial Forecasts for the Fiscal Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2011 Contributing Factors by Segment

NTT

Operating Revenues
[year-on-year : +202.4]
(Billions of yen)
10,305.0
FY2010
(262.4)
Regional communications business
+346.0
Long distance and international communications business
+15.7
Mobile communications business
+88.6
Data communications business
(31.2)
Other business
+45.7
Elimination of intersegment/Others
10,507.4
FY2011

Operating Expenses
[year-on-year : +194.3]
9,090.1
FY2010
(222.1)
Regional communications business
+326.4
Long distance and international communications business
(21.6)
Mobile communications business
+94.1
Data communications business
(43.2)
Other business
+60.7
Elimination of intersegment/Others
9,284.4
FY2011

Operating Income [year-on-year : +8.1]

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2011 Contributing Factors by Segment

Regional communications business: Operating Revenues and Operating Income decreased due to, among other things, a decrease in voice revenues and the blunting of IP services revenue increase.

Long distance and international communications business: Increase in Operating Revenues and Operating Income due to, among other things, the acquisition of Dimension Data.

Mobile communications business: Operating Revenues and Operating Income increased due to, among other things, an increase in packet service revenues.

Data communications business: Despite an increase in Operating Revenues from the increase in the number of consolidated subsidiaries, Operating Income decreased due to, among other things, unprofitable transactions.

Operating Revenues

[year-on-year: +202.4] Long distance and international communications business

(Billions of yen) 10,305.0 (262.4) +346.0 +15.7 +88.6 (31.2) +45.7

Regional communications business

Mobile communications business

Data communications business

Other business Elimination of intersegment/Others 10,507.4

FY2010 [year-on-year: +194.3] Long distance and international communications business

Operating Expenses

Data communications business

Other business

Elimination of intersegment/Others

FY2011 9,090.1 (222.1) +326.4 (21.6) +94.1 (43.2) +60.7 9,284.4

Regional communications business

Mobile communications business

FY2011 FY2010 Operating Income

[year-on-year: +8.1]

Regional Long distance and Mobile Data Other business Elimination of

FY2010 communications business communications international communications business communications business intersegment/ Others FY2011 business

1,214.9 (40.3) +19.6 +37.3 (5.4) +12.0 (15.0) 1,223.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Although there was a 1.5 million net increase in subscribers from the previous year, the net increase slowed as a result of intensifying industry competition and the spread of mobile broadband access.

Number of subscribers

(Thousands)

FLET’S ADSL FLET’S Hikari Hikari Denwa

20,000 15,000 10,000 5,000 0

18,542 18,761 18,886 17,916 18,310 17,376 17,728 17,092 2,451 2,322 2,715 2,579 3,004 2,858 3,253 3,136 16,564 15,963 16,310 15,595 15,059 14,724 13,839 14,240 13,900 13,023 13,470 12,565 11,641 12,113 10,648 11,104

19,886

1,872 18,014

15,550

Changes from the preceding quarter

(Thousands)

FY2010 FY2011

FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FLET’S Hikari (1) 588 401 484 335 536 368 347 254 1,506 1,450

Number of

(2)

opened 1,018 809 897 849 1,019 874 848 903 3,644 3,700

connections

FLET’S ADSL (129) (117) (132) (147) (142) (136) (128) (129) (536) (450)

Hikari Denwa 3 506 457 537 472 453 457 447 431 1,788 1,650

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 2011.12 2012.3 FY2012E

(1) Number of FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

(2) Number of opened connections excludes openings due to relocations.

(3) Number of Hikari Denwa subscriptions is calculated by number of thousand channels.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT was able to secure a net increase in subscribers over the previous fiscal year as a result of smartphone and data plan sales, among other things.

Number of subscribers

(Thousands)

60,000 50,000 40,000 30,000 20,000 10,000 0

mova FOMA+Xi

743 523 1,239 969 2,352 1,954 1,636

58,251 59,101 60,129 54,940 55,574 56,771 57,445 54,162

62,930

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 2011.12 2012.3 FY2012E

Change from the preceding quarter

Net increase in subscribers for the twelve-month period Apr.-Mar.: 212 (thousands)

(Thousands)

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2011 FY2012E

FOMA+Xi 959 778 633 1,197 674 805 851 1,029 3,358 2,800

mova(526)(398)(318)(398)(269)(227)(220)(523)(1,239) -

Note: The number of communication module service subscribers is included in total mobile broadband services subscribers.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

ARPU increased year-on-year, due to the increase of optional services, such as remote support.

NTT East

(Yen)

6,000 4,000 2,000 0

Excluding effects from the earthquake *

Optional Service Basic Monthly Charge

5,900* 5,890 * 5,900* 5,940* 5,960 * 5,920*

5,820 5,900 5,900 5,880 5,850 5,890 5,930 5,940 5,900 5,800 1,520 1,550 1,580 1,610 1,600 1,620 1,630 1,640 1,620 1,690

4,300 4,350 4,320 4,270 4,250 4,270 4,300 4,300 4,280 4,110

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FY2011 FY2012E

NTT West

(Yen)

6,000 4,000 2,000 0

5,830 5,890 5,910 5,930 5,920 5,940 5,940 5,940

1,540 1,570 1,590 1,610 1,620 1,650 1,650 1,670

4,290 4,320 4,320 4,320 4,300 4,290 4,290 4,270

5,930 5,870

1,650 1,670

4,280 4,200

FY2010

FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FY2011 FY2012E

Note: Number of FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West. Please see page 34 regarding the calculation of ARPU.

*Figures were calculated by deducting the number of subscriptions which have not been billed due to damages by the Great East Japan Earthquake, from the subscription base used for calculating ARPU. These figures are for reference purposes only.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Packet ARPU increased year-on-year, due to the increase in smartphone and data plan service subscriptions, as well as the expansion of various contents.

(Yen)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

5,190 5,200 5,130

4,760 4,960 4,970 4,880 4,870

4,680 4,570 2,680 2,660 2,590 2,190 2,340 2,280 2,190 1,980 2,200 1,690

2,510 2,540 2,540 2,570 2,620 2,690 2,690 2,700 2,670 2,880

Voice ARPU Packet ARPU

FY2010

FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FY2011 FY2012E

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU. Revenues and subscriptions from mova services, by the end of March 2012, are included in the calculation of ARPU.

Please see page 34 regarding the calculation of ARPU.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(1,000 subscribers)
FLET'S TV*
Hikari TV
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,433
335
1,098
1,606
403
1,204
1,837
505
1,331
2,005
592
1,413
2,194
683
1,512
2,429
778
1,651
2,640
821
1,818
2,866
861
2,004
3,585
1,035
2,550
2010.6
2010.9
2010.12
2011.3
2011.6
2011.9
2011.12
2012.3
FY2012E

–9–

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

The number of subscribers for video services reached 2.87 million as a result of enhanced content, among other things.

(1,000 subscribers)

4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0

FLET’S tv* Hikari tv

3,585

2,866

1,035

2,640 2,429 2,194 861

2,005 778 821

1,837

1,606 683 592

1,433 505 403

335 2,550 1,818 2,004 1,512 1,651 1,331 1,413 1,098 1,204

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 2011.12 2012.3

FY2012E

* “FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

(Billions of yen)
Operating Revenues
1,957.1
FY2010
(105.6)
(5.4)%
Voice Transmission Services (88.4)
IP Services +53.0
Others (70.2)
Change from the revised forecasts (43.4)
1,851.5
FY2011
+16.4
+0.9%
Voice Transmission Services (71.8)
IP Services +82.4
Others +5.8
1,868.0
FY2012E
Operating Expenses
1,879.9
FY2010
(78.7)
(4.2)%
Personnel expenses (6.8)
Expenses for purchase of goods and services and other expenses (52.1)
Depreciation expenses and loss on disposal of assets (19.8)
Change from the revised forecasts (23.7)
1,801.2
FY2011
+1.7
+0.1%
Personnel expenses +1.1
Expenses for purchase of goods and services and other expenses +2.4
Depreciation expenses and loss on disposal of assets (1.7)
1,803.0
FY2012E
Operating Income
77.1
(26.8)
(34.8)%
Change from the revised forecasts (19.6)
50.3
+14.6
+29.2%
65.0

—10—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2011 Results: Operating Revenues and Operating Income decreased due to, among other things, the blunting of IP services revenue increase.

FY2012 Forecasts: Increase in Operating Income of 14.6 billion yen from FY2011 results to

65.0 billion yen.

(Billions of yen)

Operating Revenues

(105.6)

(5.4)%

Change from the revised forecasts (43.4)

+16.4

+0.9%

1,957.1

Voice Transmission Services (88.4) IP Services +53.0 Others (70.2)

1,851.5

Voice Transmission Services (71.8)

IP Services +82.4

Others +5.8

1,868.0

FY2010 FY2011 FY2012E

Operating Expenses

1,879.9

Personnel expenses (6.8)

Expenses for purchase of goods

and services and other expenses (52.1)

Depreciation expenses and loss

on disposal of assets (19.8)

1,801.2

Personnel expenses +1.1

Expenses for purchase of goods and

services and other expenses +2.4

Depreciation expenses and loss

on disposal of assets (1.7)

1,803.0

(78.7)

(4.2)%

Change from the revised forecasts (23.7)

+1.7

+0.1%

FY2010 FY2011 FY2012E

Operating Income

(26.8)

(34.8)%

Change from the revised forecasts (19.6)

+14.6

+29.2%

77.1

50.3

65.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2011 Results: Operating Revenues and Operating Income decreased due to, among other things, blunted revenue increases from IP Services.

FY2012 Forecasts: Increase in Operating Income of 2.9 billion yen from FY2011 results to 40.0 billion yen.

Operating Revenues

(81.7)

(4.6)%

Change from the revised forecasts (10.6)

(31.3)

(1.9)%

Change from forecasts disclosed in March (10.0)

1,758.0

Voice Transmission Services (82.2)

IP Services +47.3

Others (46.7)

1,676.3

Voice Transmission Services (65.8)

IP Services +40.5

Others (6.1)

1,645.0

FY2010 FY2011 FY2012E

Operating Expenses

(69.1)

(4.0)%

Change from the revised forecasts +7.3

(34.3)

(2.1)%

1,708.4

Personnel expenses (5.4)

Expenses for purchase of goods

and services and other expenses (46.5)

Depreciation expenses and loss

on disposal of assets (17.1)

1,639.3

Personnel expenses +3.6

Expenses for purchase of goods and

services and other expenses (22.6)

Depreciation expenses and loss

on disposal of assets (15.2)

1,605.0

FY2010 FY2011 FY2012E

Operating Income

(12.6)

(25.4)%

Change from the revised forecasts (17.9)

+2.9

+8.0%

Change from forecasts disclosed in March

(10.0)

49.6

37.0

40.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

(Billions of yen)
Operating Revenues
1,033.4
FY2010
(52.3)
(5.1)%
Voice Transmission Services (29.0)
IP Services (7.3)
Others (15.9)
Change from the revised forecasts (21.9)
981.0
FY2011
(26.0)
(2.7)%
Voice Transmission Services (29.2)
IP Services +0.5
Others +2.6
955.0
FY2012E
Operating Expenses
940.1
FY2010
(64.8)
(6.9)%
Personnel expenses (2.7)
Expenses for purchase of goods and services and other expenses (52.6)
Depreciation expenses and loss on disposal of assets (9.4)
Change from the revised forecasts (32.7)
875.2
FY2011
(20.2)
(2.3)%
Personnel expenses (1.6)
Expenses for purchase of goods and services and other expenses (26.0)
Depreciation expenses and loss on disposal of assets +7.4
855.0
FY2012E
Operating Income
93.2
+12.4
+13.4%
Change from the revised forecasts +10.7
105.7
(5.7)
(5.4)%
100.0

—12—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2011 Results: While the trend of decreasing Operating Revenues continued, Operating Income increased due to, among other things, extensive cost reductions.

FY2012 Forecasts: Decrease in Operating Income of 5.7 billion yen from FY2011 results to 100.0 billion yen.

(Billions of yen)

Operating Revenues

(52.3)

(5.1)%

Change from the revised forecasts (21.9)

(26.0)

(2.7)%

1,033.4

Voice Transmission Services (29.0)

IP Services (7.3)

Others (15.9)

981.0

Voice Transmission Services (29.2)

IP Services +0.5

Others +2.6

955.0

FY2010 FY2011 FY2012E

Operating Expenses

(64.8)

(6.9)%

Change from the revised forecasts (32.7)

(20.2)

(2.3)%

940.1

Personnel expenses (2.7)

Expenses for purchase of goods

and services and other expenses (52.6)

Depreciation expenses and loss

on disposal of assets (9.4)

875.2

Personnel expenses (1.6)

Expenses for purchase of goods and

services and other expenses (26.0)

Depreciation expenses and loss

on disposal of assets +7.4

855.0

FY2010 FY2011 FY2012E

Operating Income

+12.4

+13.4%

Change from the revised forecasts +10.7

(5.7)

(5.4)%

93.2

105.7

100.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2011 Results: Operating Revenues and Operating Income increased due to effects from the increase in the number of consolidated subsidiaries.

FY2012 Forecasts: Increase in Operating Income of 4.5 billion yen from FY2011 results to 85.0 billion yen.

Operating Revenues

+89.2

+7.7%

Change from the revised forecasts +51.1

+28.8

+2.3%

(Billions of yen)

1,161.9

1,251.1

1,280.0

FY2010 FY2011 FY2012E

Operating Expenses

+87.1

+8.0%

Change from the revised forecasts +50.7

+24.2

+2.1%

1,083.6

1,170.7

1,195.0

FY2010 FY2011 FY2012E

Operating Income

+2.1

+2.7%

Change from the revised forecasts +0.4

+4.5

+5.7%

78.3

80.4

85.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

NTT

Operating Revenues
(Billions of yen)
4,224.3
+15.7
+0.4%
Change from the revised forecasts +0.0
4,240.0
+210.0
+5.0%
4,450.0
FY2010
FY2011
FY2012E

Operating Expenses
3,379.5
(14.0)
(0.4)%
Change from the revised forecasts (4.5)
3,365.5
+184.5
+5.5%
3,550.0
FY2010
FY2011
FY2012E

Operating Income
844.7
+29.7
+3.5%
Change from the revised forecasts +4.5
874.5
+25.5
+2.9%
900.0

—14—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2011 Results: Operating Revenues and Operating Income increased due to, among other things, increased packet services revenues.

FY2012 Forecasts: Increase in Operating Income of 25.5 billion yen from FY2011 results to 900.0 billion yen.

Operating Revenues

+15.7

+0.4%

Change from the revised forecasts +0.0

+210.0

+5.0%

(Billions of yen)

4,224.3

4,240.0

4,450.0

FY2010 FY2011 FY2012E

Operating Expenses

(14.0)

(0.4)%

Change from the revised forecasts (4.5)

+184.5

+5.5%

3,379.5

3,365.5

3,550.0

FY2010 FY2011 FY2012E

Operating Income

+29.7

+3.5%

Change from the revised forecasts +4.5

+25.5

+2.9%

844.7

874.5

900.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2010

(Billions of yen)

(19.3)

+91.1

1,143.1

NTT (Holding Company): (2.2)

NTT URBAN DEVELOPMENT (Consolidated): 24.3 NTT COMWARE: 4.2 NTT FINANCE (Consolidated): 9.3 Outsourcing companies (East): 5.9 Outsourcing companies (West): 4.4 Other companies: 45.0

Pension (actuarial difference, etc.): +9.4 +9.4 Depreciation of engineering facilities: (38.0) Adjustments between operating and non—operating items, including eliminations, etc.

1,214.9

Total operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

FY2011

(26.5)

+101.5

1,148.0

NTT (Holding Company): 3.4

NTT URBAN DEVELOPMENT (Consolidated): 25.3 NTT COMWARE: 3.0 NTT FINANCE (Consolidated): 19.0 Outsourcing companies (East): 5.8 Outsourcing companies (West): 1.6 Other companies: 49.9

Pension (actuarial difference, etc): (3.6) Depreciation of engineering facilities: (33.0) Adjustments between operating and non—operating items, items, including eliminations, etc. etc.

1,223.0

Total of operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities decreased due to, among other things, an increase in accounts receivable (the last day of the fiscal year was a bank holiday).

Cash flows from investing activities decreased due to a decrease in cash outlays for M&A, despite an increase in cash management activities exceeding three months in duration.

FCF decreased due to the impact of fund operations and year end bank holidays.

Cash flows from financing activities increased due to, among other things, a repurchase of treasury stock by NTT and a decrease in the issuance of debt.

Cash flows from operating activities (A)

Cash flows from investing activities (B)

FCF (A) + (B)

Cash flows from financing activities

EBITDA*

(Billions OF YEN)

INTEREST-BEARING DEBT

4,000 3,000 2,000 1,000 0 (1,000) (2,000) (3,000)

2,830.9

2,508.3

3,282.2 3,219.1

778.7

537.1

+81.0

(698.5)

(322.6) (241.6) (249.6)

(63.1)(948.1)

(2,052.2)(1,971.2)

FY2010 FY2011

Increase/Decrease from same period of the previous fiscal year

5,000 4,500 4,000 3,500 3,000 4,553.5

4,274.0

4,000.0

FY2010 FY2011 FY2012E

*EBITDA = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2012 Forecast Summary

Plan to achieve year-on-year increase in Operating Revenues and Operating Income for the third consecutive year.

Operating Income: 1,280 billion yen (Compared with FY2011 Results: an increase of 57 billion yen).

(Billions of yen)

FY2012

FY2011 Change

Forecasts [% change]

year-on-year

Operating Revenues 10,507.4 10,750.0 +242.6 2.3%

Operating Expenses 9,284.4 9,470.0 +185.6 2.0%

Operating Income 1,223.0 1,280.0 +57.0 4.7%

Net income* 467.7 575.0 +107.3 22.9%

*Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2012 and Financial Forecasts for the Fiscal Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Capital Investment

Capital investment

Change from the forecasts (23.4)

(Billions of yen)

(26.6)

+76.5 (1.4)% 1,920.0 +4.1% 1,946.6 1,870.1

Other companies NTT DATA (Consolidated) NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

167.5 139.0 115.3

373.1

406.5

668.5

Fiber -optic Investment 295.0

185.4 133.9 116.1

363.8

420.3

726.8

Fiber -optic Investment 304.0

192.0 133.0 110.0

360.0

390.0

735.0

Fiber-optic Investment 300.0

FY2010 FY2011 FY2012E

Capex to Sales

Change from the forecasts (0.2)%

18.1%

18.5%

17.9%

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Approach of Medium-Term Management Strategy and Future Prospects

Approach of Medium-Term Management Strategy and Future Prospects

Medium-Term Management Strategy Achievements

NTT

	FY2007	FY2011	FY2012E	
Transformation of Business Structure (IP Business / Solution ratio 75%)	52%		75%	Achieved target
Hikari Service Earnings and Expenses (Make profits on a single-year basis (FY2011))	(192.4) billion yen	Make profits on a single-year basis (Forecast)		Achieved target
Proceeds from Global Business (10.0 billion USD)	2 billion USD	11.6 billion USD	13.0 billion USD	Achieved target (One year ahead of schedule)
Capex to Sales (15%)	20%		17.9%	Continued to decrease
Operating Income (1.3 trillion yen)	1.1 trillion yen ※Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.		1.28 trillion yen	Almost Achieved target

—19—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Medium-Term Management Strategy Achievements

NTT

Transformation of Business Structure

[IP Business / Solution ratio

75%

Hikari Service Earnings and Expenses

[Make profits on a single-year basis (FY2011) ]

Proceeds from Global Business

[10.0 billion USD]

Capex to Sales

[15%]

Operating Income

[1.3 trillion yen]

FY2007

FY2011

FY2012E

52%

(192.4) billion yen

2 billion USD

20%

1.1 trillion yen

Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

Make profits on a single-year basis (Forecast)

11.6 billion USD

75%

13.0 billion USD

17.9%

1.28 trillion yen

Achieved target

Achieved target

Achieved target

(One year ahead of schedule)

Continued to decrease

Almost Achieved target

[FY2012 Target (FY2011 for Hikari service earnings and expenses)]

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Market Trends and Future Prospects

NTT

Global
Convergence
Social Networking (SNS)
Cloud
Multi-devices (Mobilization)
For Consumers
Application / contents
For Corporate Customers*
Big Data／M2M
(Machine to Machine)
Data Centers / Cloud Businesses

* Other than services for general business, focus on the medical / health, environmental / energy and administrative services fields

−20−

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Market Trends and Future Prospects

NTT

Global

Social Networking (SNS)

Cloud

Multi-devices (Mobilization)

Convergence

For Consumers

For Corporate Customers*

Application / contents

Big Data/M2M

(Machine to Machine)

Data Centers / Cloud Businesses

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

* Other medical than / services health, environmental for general business, / energy focus and on the administrative services fields

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Future Focus Areas

NTT

Sales Volume

Approx. 680 billion JPY

Approx.

30% increase

Approx. 860 billion JPY

FY2011 FY2012E

For consumers

For Corporate Customers

Application / contents

Big Data / M2M Solutions

Data Centers / Cloud Businesses

Provision of applications markets (dmarket), media content (Hikari TV, NOTTV) and storage Enhancement of payment, and settlement method (collection service, iD/DCMX, etc.) for the above features and security support services (virus check, Mobile Phone Protection, etc.)

Promoting the use of M2M for solutions, which increase added value of corporate value chains by high-speed data processing of large-scale and complicated data, and for censors and monitors.

Provide comprehensive service, from large-capacity, high-speed data processing, Business Analytics and network services to solutions.

One of the world’s largest server rooms (360 thousand square kilometers) Connecting over 200 data centers worldwide via large capacity and low-latency transmission network.

Promoting the migration to local government, medical and global business clouds and total ICT outsourcing, among other things.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Approach to Big Data

NTT

Characteristics of Big Data

Large volumes of data

Complicated data

[Non-database “unstructured data” SNS]

Real-time distribution

Sophistication of needs

Forward-looking feedback to users

Trend recognition and analysis

Aggregate analysis “Visualization”

BA (Business Analytics) Visualization

NTT Group’s Strengths

Large-scale data / real time processing technology

BA (Business Analytics) ability

Ability to provide comprehensive services from network services to solutions services.

[Examples]

Comprehensive disaster prevention information system, including the monitoring of bridges Customer trend analysis system through the analysis of multiple website logs Mobile spatial statistics

Meet user needs with respect to latency and data volume and utilize in hybrid format the most appropriate technology.

Utilize Hadoop when the analysis of large-scale data is required and CEP when real-time analysis with an focus on low-latency is required.

Hadoop - an open source software framework that enables efficient decentralized processing of large-scale data (petabyte-levels) through multiple computers Complex Event Processing - a technology that enables ultra low-latency analysis, calculation and response by continuously processing data that enters the system

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Review of Medium-Term Management Strategy and Future Prospects

Future Development of Global Cloud Business

NTT

With respect to the implementation of cloud networks, corporate customers say…

Expectations

Concerns

“Supports speedy and flexible operation” “Reduces ICT cost” “Security, quality and reliability”

NTT Group will work to dispel customers’ concerns associated with the implementation of cloud networks, and become a “strategic partner for cloud migration” to resolve customers’ management issues

Strengths of NTT Group

Provision of “applications” and “Laas, DC and NW” in each global region. Implement the latest cloud technology by utilizing NTT Group’s R&D ability.

“Security technology” that enables safe storage and utilization of data on cloud networks. A “network virtualization technology” that is far more scalable and flexible and enables the reduction of operational costs.

“One-stop management” including “applications,” “Laas, DC and NW,” “devices,” and “other mobile carriers’ cloud networks.” Integrate the above and provide a high-quality global cloud network.

Provide phased migration consulting.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Approach of Medium-Term Management Strategy and Future Prospects

Enhancing Share Value

NTT

Dividends

Dividends per share

150 100 50 0

(yen)

Dividends per share

Pay-out ratio

90 110 120 120 140 160

Approx. 23.0%* 27.5% 32.3% 31.2% 38.2% 34.1%

50% 40% 30% 20% 10% 0%

Pay-out ratio

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

Share buy backs

400 300 200 100 0

(Billions of yen)

94.4 200.0 381.7

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

EPS

EPS growth of more than 60% in the medium term.

*Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Transformation of Business Structure

NTT

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100% 80% 60% 40% 20% 0%

Solution & New Business, etc.

26%

IP business

26%

Legacy business

48%

52%

29%

29%

42%

58%

29%

32%

39%

61%

30%

35%

35%

65%

33%

37%

30%

70%

39%

36%

25%

75

%

IP, solution & new business account for three-quarters

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012E

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Shift of Global Business Results and M&A Development

NTT

*

2007.12

Itelligence

2008.10

cirquent NTT DATA Group

2009.10

INTEGRALIS

2010.7

INTELLIGROUP

2010.10

dimension data

2010.12

Keane an NTT DATA Company

2011.6

VALUETEAM an NTT DATA Company

2.0 billion USD

2.6 billion USD

2.9 billion USD

4.8 billion USD

11.6 billion USD

FY2007

FY2008

FY2009

FY2010

FY2011

* Dates that the companies became subsidiaries of NTT

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Effects from the Earthquake

(Billions of yen)

	FY2011 Results		(partial listing only) Three months ended March 31, 2012 (January-March)		FY2011 Forecasts	
	Profit/loss	Capital Investment	Profit/loss	Capital Investment	Profit/loss	Capital Investment
NTT East	19.0	25.0	6.0	17.0	Approx. 18.0	Approx. 25.0
NTT DOCOMO	12.0	5.0	3.0	3.0	Approx. 10.0	Approx. 5.0
others	2.0	-	(1.0)	-	Approx. 2.0	Approx. —
NTT Consolidated	33.0	30.0	8.0	20.0	Approx. 30.0	Approx. 30.0

−27−

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Effects from the Earthquake

NTT

As previously forecasted, NTT Group’s consolidated loss due to the effects of the earthquake was 33.0 billion yen and Capital Investment was 30.0 billion yen.

(Billions of yen)

NTT East

NTT DOCOMO

others

NTT Consolidated

FY2011 Results

Profit/loss

Capital Investment

19.0 12.0 2.0 33.0

25.0 5.0 – 30.0

(partial listing only) Three months ended March 31, 2012 (January-March)

Profit/loss

Capital Investment

6.0 3.0 (1.0) 8.0

17.0 3.0 – 20.0

FY2011 Forecasts

Profit/loss

Capital Investment

Approx.

18.0

Approx.

10.0

Approx.

2.0

Approx.

30.0

Approx.

25.0

Approx.

5.0

Approx.

-

Approx.

30.0

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

FY2011 Details of Financial Results (Per Item)

NTT

Operating Revenues

[ year-on-yea:r+202.4]

10,305.0

FY2010

Voice related services revenues

(382.7)

Fixed voice

Mobile voice

Fixed voice : (231.2) . Mobile voice : (151.5) .

SI revenues and sales of telecommunications equipment

+409.8

Systems Integration

Telecommunications equipment

Fixed IP/packet

Mobile IP/packet

IP/packet communications services revenues

+261.4

Fixed IP/packet : +112.7 Mobile IP/packet: +148.7

Other revenues

(86.1)

(Billions of yen)

10,507.4

Systems Integration : +394.7

Telecommunications equipment (Fixed-line) : (7.(7.1)

Telecommunications equipment (Mobile) : +22.1

FY2011

Operating Expenses

[year-on-year:+194.3]

9,090.1

(73.8)

Depreciation expenses and loss on disposal of assets

+160.7

Expenses for purchase of goods and services and other expenses

+99.9

Personnel expenses

+7.5

Other expenses

9,284.4

FY2010

FY2011

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

March 31, 2011

19,665.6

Assets

19,665.6

Depreciable Assets (property, plant and equipment)

8,454.5

Deferred Tax Assets (non-current) 887.0

Liabilities

9,584.7

Interest-Bearing Debt 4,553.5 Liability for Employees’ Retirement Benefits 1,536.0

Equity

10,080.9

Treasury Stock (603.1)

(Billions of yen)

March 31, 2012

19,389.7

Assets

19,389.7 (275.9)

Depreciable Assets (property, plant and equipment)

8,310.1 (144.4)

Deferred Tax Assets (non-current) 789.3 (97.7)

Liabilities

9,342.0 (242.7) Interest-Bearing Debt 4,274.0 (279.4) Liability for Employees’ Retirement Benefits 1,534.9 (1.1)

Equity

10,047.7 (33.2) Treasury Stock (418.4) [+184.7]

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2011

NTT

(Billions of yen)

(1)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,507.4 411.3 1,851.5 1,676.3 981.0 1,251.1 4,240.0

Change year-on-year 202.4 20.9 (105.6) (81.7) (52.3) 89.2 15.7

(% change) 2.0% 5.4% (5.4)% (4.6)% (5.1)% 7.7% 0.4%

Opetating Expenses 9,284.4 153.6 1,801.2 1,639.3 875.2 1,170.7 3,365.5

Change year-on-year 194.3 (3.2) (78.7) (69.1) (64.8) 87.1 (14.0)

(% change) 2.1% (2.1)% (4.2)% (4.0)% (6.9)% 8.0% (0.4)%

Operating Income 1,223.0 257.6 50.3 37.0 105.7 80.4 874.5

Change year-on-year 8.1 24.2 (26.8) (12.6) 12.4 2.1 29.7

(% change) 0.7% 10.4% (34.8)% (25.4)% 13.4% 2.7% 3.5%

Income Before (2) 1,239.3 259.3 75.2 42.3 118.9 75.5 877.0

Income Taxes

Change year-on-year 63.5 31.4 (20.8) (20.7) 15.3 (0.1) 41.6

(% change) 5.4% 13.8% (21.7)% (32.8)% 14.8% (0.3)% 5.0%

(3)	(4)

Net Income 467.7 257.2 32.1 20.4 58.3 30.4 463.9

Change year-on-year (41.9) 31.5 (20.1) (28.5) (10.6) (6.8) (26.6)

(% change) (8.2)% 14.0% (38.5)% (58.2)% (15.5)% (18.4)% (5.4)%

(1) The number of consolidated subsidiaries is 772 and the number of companies accounted for under the equity method is 106.

(2) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (3) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (4) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts for FY2012

NTT

(Billions of yen)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating 10,750.0 433.0 1,868.0 1,645.0 955.0 1,280.0 4,450.0

Revenues

Change year-on-year 242.6 21.6 16.4 (31.3) (26.0) 28.8 210.0

(% change) 2.3% 5.3% 0.9% (1.9)% (2.7)% 2.3% 5.0%

Operating

Expenses 9,470.0 155.0 1,803.0 1,605.0 855.0 1,195.0 3,550.0

Change year-on-year 185.6 1.3 1.7 (34.3) (20.2) 24.2 184.5

(% change) 2.0% 0.9% 0.1% (2.1)% (2.3)% 2.1% 5.5%

Operating Income 1,280.0 278.0 65.0 40.0 100.0 85.0 900.0

Change year-on-year 57.0 20.3 14.6 2.9 (5.7) 4.5 25.5

(% change) 4.7% 7.9% 29.2% 8.0% (5.4)% 5.7% 2.9%

Income Before(1)

Income Taxes 1,265.0 275.0 85.0 50.0 110.0 78.0 903.0

Change year-on-year 25.7 15.6 9.7 7.6 (8.9) 2.4 26.0

(% change) 2.1% 6.0% 13.0% 18.0% (7.6)% 3.2% 3.0%

(2)	(3)

Net Income 575.0 277.0 53.0 40.0 67.0 38.0 557.0

Change year-on-year 107.3 19.7 20.8 19.5 8.6 7.5 93.1

(% change) 22.9% 7.7% 64.8% 95.2% 14.9% 24.8% 20.1%

*1. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. *2. “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests”.

*3. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests”.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Financial Indices

NTT

FY2010 FY2011 FY2012 E

EBITDA 3,282.2 billion yen 3,219.1 billion yen 3,273.0 billion yen

EBITDA Margin 31.9% 30.6% 30.4%

Operating Free 1,412.1 billion yen 1,272.5 billion yen 1,353.0 billion yen

Cash Flow

ROCE 5.8% 5.8% 6.5%

EPS 385 yen 367 yen 470 yen

Notes:

1. EBITDA = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment

2. EBITDA Margin = (Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment)/Operating Revenues

3. Operating Free Cash Flow = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment – Capital Investments

4. ROCE = Operating Income×(1 – Normal Statutory Tax Rate)/Operating Capital Employed

[Note] Please see next page for reconciliation of financial indices.

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

(Billions of yen)

EBITDA

EBITDA Margin

Operating Free Cash Flow

ROCE

Items FY2010 FY2011 FY2012E

(1) Operating Income 1,214.9 1,223.0 1,280.0

(2) Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment 2,067.3 1,996.2 1,993.0

EBITDA [ (1)+(2) ] 3,282.2 3,219.1 3,273.0

(1) Operating Income 1,214.9 1,223.0 1,280.0

(2) Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment 2,067.3 1,996.2 1,993.0

(3) EBITDA [ (1)+(2) ] 3,282.2 3,219.1 3,273.0

(4) Operating Revenues 10,305.0 10,507.4 10,750.0

EBITDA Margin [ (3)/(4)×100 ] 31.9% 30.6% 30.4%

(1) Operating Income 1,214.9 1,223.0 1,280.0

(2) Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment 2,067.3 1,996.2 1,993.0

(3) EBITDA [ (1)+(2) ] 3,282.2 3,219.1 3,273.0

(4) Capital Investment * 1,870.1 1,946.6 1,920.0

Operating Free Cash Flow [ (3)-(4) ] 1,412.1 1,272.5 1,353.0

(1) Operating Income 1,214.9 1,223.0 1,280.0

Normal Statutory Tax Rate 41% 41% 38%

(2) Operating Income×(1-Normal Statutory Tax Rate) 717.8 722.5 790.3

(3) Operating Capital Employed 12,427.0 12,365.4 12,215.3

ROCE [ (2)/(3)×100 ] 5.8% 5.8% 6.5%

* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

FY2010 FY2011

Payments for Property, Plant and Equipment 1,410.8 1,395.1

Payments of Intangible and Other Assets 484.2 458.2

Total 1,895.0 1,853.3

Difference from the Total Capital Investments 24.9 (93.3)

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

NTT

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO. Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) mova services were terminated as of March 31, 2012. Therefore, forecasts for Mobile Aggregate ARPU (FOMA+mova+Xi), Voice ARPU (FOMA+mova+Xi) and Packet ARPU (FOMA+mova+Xi) for the twelve months ending March 31, 2013 do not include mova service subscriptions. In addition, forecasts for Mobile Aggregate ARPU (mova), Voice ARPU (mova) and Packet ARPU (mova) for the twelve months ending March 31, 2013 are not provided.

(8) Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast: Sum of the average expected active Number of subscribers during the fiscal year ((Number of subscribers at Mar. 31, 2012 + Number of expected subscribers at Mar. 31, 2013)/2)x12

(10) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Year Ended March 31, 2012 and Financial Forecasts for the Year Ending March 31, 2013

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

May 11, 2012

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2012

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2012 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2012

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2012

With respect to the global economy, in the fiscal year ended March 31, 2012, the European sovereign bond crisis caused further instability in the economies of developed countries, which when combined with the slow-down in the growth rates of emerging economies, led to an overall slow down in the pace of economic recovery globally. The Japanese economy, despite improvements in supply and demand after the severe conditions following the Great East Japan Earthquake, is experiencing only a modest recovery due to the effects of the sluggish global economy, the protracted period of the strong yen, the damage from the flooding in Thailand and other factors.

The information and communications sector is growing due to increased Internet usage in conjunction with the increasing shift to IP and broadband services. The market is undergoing structural changes, including telecommunications and broadcasting convergence, fixed-mobile convergence, cloud computing(*1) development, and the rapid spread of high-speed wireless and Wi-Fi(*2) compatible devices, such as smartphones and tablet devices.

With respect to regional telecommunications markets, the market environments are also changing dramatically, with growing competition in broadband service facilities and services centered around the shift to fiber-optic access services, and the introduction of other new services that leverage various wireless devices.

Amidst such a difficult and volatile business environment, NTT East will continue to work as an “accessible all-around ICT(*3) corporation” that provides high quality and stable universal services, allowing customers to rely on its services with peace of mind, and to develop a disaster-resistant information and communications network and ensure reliability as a social infrastructure through activities such as prompt restoration of services in times of large-scale natural disasters and other calamities. In line with NTT Group’s Medium-Term Management Strategy “Road to Service Creation Business Group” (the “Medium-Term Management Strategy”) adopted by NTT in May 2008, NTT East has devoted its energy to promoting and enhancing the reliable and appealing broadband services that meet the needs of customers and local communities through the provision of new services and products, as well as the provision of price menus that are customer-friendly and for a longer term.

With respect to the Great East Japan Earthquake, which occurred in March 2011, as a result of company-wide efforts and with the support from NTT Group companies and telecommunications engineering companies to restore telecommunications services and facilities, exchange office functions were restored for customers’ residential areas by the end of April 2011, approximately one month after the earthquake. Further, NTT East has worked towards the full-fledged restoration of communication facilities in the affected areas, to improve the reliability of service above pre-earthquake levels, as well as to fulfill its mission of maintaining service connections.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the Medium-Term Management Strategy, NTT has been expanding the service area for FLET’S Hikari(*4), and while sales activities were temporarily affected by the Great East Japan Earthquake, the number of subscribers surpassed 9 million in September 2011.

In its efforts to promote the spread and use of FLET’S Hikari, NTT East launched FLET’S Hikari Light, an optical broadband service providing a two-tier fixed rate system with low basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet. NTT East also launched a new rate plan called “Ninen-wari,” with respect to “FLET’S Hikari Next” and “B FLET’S” services for single housing, a monthly charge discount service conditioned on the users staying subscribed for a period of 2 years.

In addition, in response to greater needs to use Wi-Fi outside the home or office due to the rapid increase in smartphones, tablet devices and other Wi-Fi-compatible devices, NTT East launched “Hikari Station,” a service that provides customers subscribed to FLET’S Hikari Next with an Internet environment via “FLET’S SPOT” at chain stores, retail shops, and public facilities and that enables such stores to distribute original content to their visitors. It also provides “FLET’S SPOT” at group stores of Seven & i Holdings Co., Ltd. (Seven & i) within the 23 wards of the Tokyo metropolitan area, allowing customers in Seven & i stores to comfortably use wireless LAN Internet on their Wi-Fi-compatible smartphones and other tablet devices.

NTT East also launched the “Hikari iFrame 2” tablet terminal for FLET’s Hikari users, which is compatible with the information distribution service, “FLET’S Market,” and is equipped with improved operability, upgraded memory, a water-resistant feature, a longer battery life, and new functions including Flash and PDF file compatibility. NTT East also launched the “Wi-Fi Cradle” for high-speed wireless LAN communications (up to 300 Mbps) as an option for the “Hikari Portable” service, which enables indoor and outdoor Wi-Fi use. Also, in light of the Great East Japan Earthquake and the need for more effective and long-term initiatives at corporations and at home for saving more energy than before, NTT East launched “FLET’s Miruene” for FLET’S Hikari users, a service that supports energy-saving at home and reduction of CO2 by visualizing household electricity consumption and electricity supply data provided by power companies.

Meanwhile, NTT East is collaborating with a wide range of businesses. For example, in collaboration with Sumitomo Corporation, which provides “SUMMIT Netsuper”(*5) services, and Sharp System Products Co., Ltd., which proposes new solutions through use of LCD TVs, NTT East launched an Internet-based supermarket service to enable users to enjoy shopping via TVs, with the aim of enhancing lifestyle convenience for the elderly and those in “food desert” areas, areas of increasing concern where shopping is inconvenient even in metropolitan areas. Also, in collaboration with Gurunavi, Inc. (“Gurunavi”), which provides promotional services to attract customers to restaurants, NTT East is promoting the installation of “FLET’S Hikari + Wi-Fi” at Gurunavi connected restaurants and consolidating the invoices of Gurunavi’s shopping sites with FLET’S Hikari’s invoice.

With respect to the membership program “FLET’S Hikari Member’s Club” intended for FLET’S Hikari subscribers, memberships surpassed 2 million in August 2011. Moreover, from March 2012, NTT East began providing a new monthly points service, calculated based on the number of years of continued membership, and also launched “Ninen-wari Renewal Points” intended for customers subscribed to the “Ninen-wari” plan, which rewards customers with 1,000 points at the time of the “Ninen-wari” plan renewal.

To enhance customer services, NTT East continued to make efforts to shorten the time for installation for fiber-optic access by promoting immediate decision-making with regards to scheduling installation dates using the “optical wiring method”(*6) for multi-dwelling units and by promoting remote installations.

(2) Measures Relating to the Solutions Business

NTT East engaged in efficient and effective ICT-based marketing activities tailored to regional customers, focusing on industry-specific solutions that incorporate industry characteristics and trends in such areas as local government, medical institutions, and education.

In the area of local government, NTT took active measures towards the elimination of the digital divide, by participating in the construction of fiber-optic facilities for local governments in disadvantaged areas(*7), leasing the fiber-optic facilities of local governments under IRU(*8) contracts, and providing broadband services. NTT East also took active measures directed towards the provision of broadband service environments tailored to regional needs. In particular, through its restoration support activities following the Great East Japan Earthquake, in response to numerous requests from local governments for the ability to back-up important data at remote sites, NTT East has been engaging in a trials on the structure of storing its customers’ data through its data centers and network services in collaboration with Minamisanriku City in Miyagi Prefecture. Going forward, NTT East will develop solutions for reliably storing customers’ data to contribute to decreasing the risk of data loss in an emergency. In the field of medical care, due to the increasing need for health guidance that connects remote regions through ICT, NTT East introduced the “Hikari Health Consultation,” a cloud-based remote health consultation service that enables health consultations to be carried out via videophone between remote locations, and commenced live trials in health clinics in the Matsumoto region in Nagano Prefecture, and a trial run of “Timeline Link System,” which enables information sharing among regional medical institutions by connecting electronic medical records of different manufacturers and vendors.

With respect to its efforts to expand corporate VPN(*9) services for “FLET’S VPN Gate,” which enables the structuring of private corporate networks, NTT East began offering a “User authentication agent function,” that makes the building and operation of a private network easier by eliminating the need for an authentication server(*10) which conventionally had to be installed by the customer.

In its efforts to expand services for businesses, NTT East continued to seek alliances with businesses across a broad range of fields, including collaborating with Canon Marketing Japan Inc. on “OFFICE MARUGOTO SUPPORT,” which provides customers with one-stop support for equipment failures and other service trouble and will transmit information to Canon Marketing Japan Inc. if it determines that a malfunction of a Canon brand device is the cause of the trouble, and with Epson Sales Japan Corp. with respect to sales of ICT devices, maintenance, and other customer support within the office.

(3) Status of Business Operation Structures

With respect to the business operation structure, in May 2011, NTT East established the “Tohoku Future Network Design and Reconstruction Office” that directly reports to the President of NTT East in order to centralize its efforts to promote the full-fledged recovery of communication facilities in the Tohoku Area that suffered damage from the Great East Japan Earthquake in coordination with the recovery plans of local governments.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT East believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought not only to comply with the law and address its efforts towards reducing the environmental burden of its operations, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure.

Furthermore, NTT East continued to direct its efforts towards compliance with laws and regulations with respect to protecting customer confidentiality, appropriate advertisement disclosure and worker dispatch, and also worked to strengthen its efforts towards ensuring fair competition. In addition to the efforts undertaken to date, and in conjunction with the amendment of the Telecommunications Business Act (enacted on November 30, 2011), NTT East clearly identified the organizations and subsidiaries responsible for the management and operation of information relating to other businesses and documented the rules for such management, including the management of such subsidiaries. In addition, NTT East’s efforts to ensure the enforcement of its compliance efforts included the setting up of a “compliance month” and hosting intensive training programs for each layer of its employees.

In response to the electricity shortage in the summer due to the Great East Japan Earthquake, NTT East set up an Electricity Emergency Countermeasure Headquarters and implemented plans to reduce electricity consumption both at exchange offices and office buildings to the maximum extent possible. For buildings that use large volumes of electricity (500 kw or more), pursuant to the “Restrictions on Use based on Article 27 of the Electricity Business Act” released by the Ministry of Economy, Trade and Industry, NTT East implemented joint use restrictions and restrictions mitigation applications, utilizing the “Joint Use Restrictions Scheme” jointly with the NTT Group companies (nine companies held under NTT Group). In addition, NTT East provided all “FLET’S Hikari” subscribers with the “PC Energy Saving Support” tool free of charge, a PC power-saving tool that enables reduction of electricity consumption at homes and offices.

In addition, in order to promote efforts to reduce the environmental burden at the office, at home, in local communities, and in a variety of other locations and situations, NTT East continued to execute the “NTT East Group Act Green 21” campaign, which encourages employees and others to raise environmental awareness by taking the “eco-Test”(*11) certification and by participating in local cleanup activities.

Furthermore, due to changes in the market environment and diversified customer needs, and in order to achieve future growth as an “accessible all-around ICT corporation,” NTT East positioned its diversity management(*12) as an important corporate strategy, and worked to foster and use diverse personnel, to promote various working styles and a work-life balance. In March 2012, in its efforts to further advance the promotion of diversity, NTT East set forth “diversity vision,” “diversity commitment,” and “three policies” as its slogans. In addition, as its current initiative, NTT East announced a plan to “double the number of female managers in 5 years (end of fiscal year 2016)” as its goal, and plans to establish “DAI«KIDS Hatsudai,” an in-office child care center utilizing ICT.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT East enhanced its CSR management by setting the “NTT East Group CSR Goals” and issued the NTT East Group CSR Report 2011 to proactively disclose relevant information to its stakeholders.

We deeply regret the arrest and indictment of one of our employees for the alleged crime of bribery under the “Act concerning Nippon Telegraph and Telephone Corporation, etc.” We will implement measures centered around thorough employee training to prevent the recurrence of such incidents in the future.

(5) Status of Full-fledged Restoration from the Great East Japan Earthquake and Status of Our Commitment to Improve Reliability

In order to improve the reliability level of communications networks that suffered damage from the Great East Japan Earthquake to above pre-earthquake levels, and to work towards the full-fledged recovery of exchange offices in the affected areas, NTT East has been taking measures to relocate damaged exchange offices to higher ground, relocate relay transmission lines underground in bridge areas and below waterways for sections that were washed away, and establish temporary relay transmission lines in the nuclear power plant areas. Furthermore, in order to further improve service reliability in eastern Japan, NTT East is implementing various measures to secure communications immediately after a disaster, such as building disaster-resistant facilities as countermeasures against blackouts and flooding at exchange offices, setting up disaster countermeasure equipment for the rapid restoration of communications services, promoting the preparation of free information stations during emergencies with emergency telephones and public wireless LAN, and providing “Hikari Mobile Battery”, a battery that can supply power through Hikari Denwa routers during blackouts to FLET’S Hikari and Hikari Denwa subscribers.

Meanwhile, for crisis management, based on the lessons learned from Great East Japan Earthquake, NTT East launched the “Large-scale Disaster Countermeasure Committee,” which evaluated measures to be taken upon the occurrence of disasters and converted action plans into policies. In order to improve its ability to continue its business operations after large-scale disasters and to test its disaster countermeasures, NTT East implemented a large-scale disasters drill in February 2012 in anticipation of an earthquake with an epicenter in the Tokyo metropolitan area.

(6) Financial Standing

As a result of these and other cost reduction efforts during the fiscal year ended March 31, 2012, operating revenues totaled 1,851.5 billion yen (a decrease of 5.4% from the fiscal year ended March 31, 2011), operating income totaled 50.3 billion yen (a decrease of 34.8% from the fiscal year ended March 31, 2011), recurring profit was 75.2 billion yen (a decrease of 21.7% from the fiscal year ended March 31, 2011), and net income totaled 32.1 billion yen (a decrease of 38.5% from the fiscal year ended March 31, 2011).

*1:	A computing method in which software and data that were managed and used by personal computers can be accessed on demand in the form of a service via the Internet and other networks.

*2:	An abbreviation for Wireless Fidelity. This is a brand name for ensuring compatibility, so that when IEEE802.11a/b/g/n used in wireless communications is loaded onto a product, it can operate reciprocally with devices having a different IEEE802.11a/b/g/n.

*3:	ICT: Information and Communication Technology.

*4:	A collective name for FLET’S Hikari Next, B FLET’S and FLET’S Hikari Light.

*5:	A network-based supermarket operated by Sumitomo Corporation, through its 100% subsidiary SC Netsuper Corporation, for 8 million households in the Tokyo Metropolitan Area.

*6:	“All Hikari” optical fiber cable installation method that allows optical fiber cables to be directly connected to subscriber’s residences from NTT East’s office building to each residence through common areas in apartment buildings.

*7:	This refers to areas where, given the conditions of the broadband infrastructure, it is not feasible for a private business to engage in business for profitability reasons.

*8:	IRU: Indefeasible Right of User. Irrevocable right of user.

*9:	VPN: Virtual Private Network. A communications service that creates a virtual private network from a public network, such as the Internet, as if it were for exclusive use.

*10:	A server that is used to receive end-users’ interconnection requests and to determine if they are authorized users (user authentication).

*11:	Certification test for Environmental Specialists, sponsored by the Tokyo Chamber of Commerce and Industry.

*12:	A management strategy to create new innovation and reinforce corporate competitiveness by accepting and employing diverse human resources.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	518,747	506,301	(12,445)
Antenna facilities	5,456	5,068	(388)
Terminal equipment	73,253	64,544	(8,709)
Local line facilities	801,071	825,330	24,259
Long-distance line facilities	3,921	3,899	(21)
Engineering facilities	628,723	621,274	(7,449)
Submarine line facilities	2,213	1,899	(313)
Buildings	474,115	464,198	(9,917)
Structures	14,675	15,052	376
Other machinery and equipment	2,762	3,388	625
Vehicles and vessels	139	327	187
Tools, furniture and fixtures	40,682	41,820	1,137
Land	199,039	197,512	(1,527)
Lease assets	2,172	1,030	(1,141)
Construction in progress	42,344	57,651	15,307
Total property, plant and equipment	2,809,318	2,809,299	(19)
Intangible fixed assets	104,987	99,472	(5,515)
Total fixed assets - telecommunications businesses	2,914,306	2,908,771	(5,535)
Investments and other assets
Investment securities	7,119	7,283	163
Investments in subsidiaries and affiliated companies	48,253	48,253	—
Other investments in subsidiaries and affiliated companies	7,737	4,204	(3,532)
Investment in capital	545	458	(86)
Long-term loans receivable to subsidiaries	400	200	(200)
Long-term prepaid expenses	3,841	3,520	(321)
Deferred income taxes	178,619	146,441	(32,177)
Other investments and assets	8,476	6,580	(1,895)
Allowance for doubtful accounts	(1,063)	(994)	68
Total investments and other assets	253,929	215,947	(37,981)
Total fixed assets	3,168,235	3,124,719	(43,516)

Current assets:
Cash and bank deposits	172,498	179,674	7,175
Notes receivable	7	—	(7)
Accounts receivable, trade	323,537	314,174	(9,362)
Accounts receivable, other	8,453	10,829	2,376
Securities	10	10	—
Supplies	35,259	43,596	8,337
Advance payment	2,168	2,326	158
Prepaid expenses	7,399	8,008	608
Deferred income taxes	9,702	5,999	(3,702)
Other current assets	41,854	15,962	(25,891)
Allowance for doubtful accounts	(4,073)	(3,829)	244
Total current assets	596,816	576,753	(20,063)

TOTAL ASSETS	3,765,052	3,701,473	(63,579)

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	666,055	617,715	(48,339)
Lease obligations	2,057	1,515	(541)
Liability for employees’ retirement benefits	254,054	227,464	(26,589)
Reserve for point services	2,944	5,074	2,129
Reserve for unused telephone cards	15,101	14,255	(846)
Asset retirement obligations	629	643	13
Other long-term liabilities	7,999	10,967	2,968
Total long-term liabilities	948,842	877,636	(71,205)
Current liabilities:
Current portion of long-term borrowings from parent company	122,687	148,339	25,651
Accounts payable, trade	104,534	104,056	(477)
Short-term borrowings	30,000	30,000	—
Lease obligations	2,945	1,059	(1,885)
Accounts payable, other	254,810	239,415	(15,394)
Accrued expenses	17,943	16,284	(1,658)
Accrued taxes on income	1,661	488	(1,172)
Advance received	6,373	6,348	(25)
Deposit received	127,263	136,738	9,475
Unearned revenue	195	271	76
Allowance for loss on disaster	5,500	1,535	(3,965)
Asset retirement obligations	70	—	(70)
Other current liabilities	12,453	10,698	(1,755)
Total current liabilities	686,438	695,237	8,798

TOTAL LIABILITIES	1,635,281	1,572,873	(62,407)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	—	1,818	1,818
Reserve for reduction entry	6,099	6,927	827
Accumulated earned surplus	289,209	285,216	(3,992)
Total earned surplus	295,308	293,962	(1,346)
Total shareholders’ equity	2,130,035	2,128,689	(1,346)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(263)	(90)	173
Total unrealized gains (losses), translation adjustments, and others	(263)	(90)	173

TOTAL NET ASSETS	2,129,771	2,128,599	(1,172)

TOTAL LIABILITIES AND NET ASSETS	3,765,052	3,701,473	(63,579)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,776,085	1,719,239	(56,845)
Operating expenses
Business expenses	473,250	478,953	5,702
Operations	12,748	11,881	(867)
Maintenance expenses	423,681	414,725	(8,955)
Overhead expenses	91,876	93,135	1,259
Administration	108,651	100,969	(7,682)
Experiment and research	51,053	50,127	(926)
Depreciation and amortization	390,417	379,973	(10,443)
Retirement of fixed assets	49,709	42,856	(6,852)
Access charges	33,143	32,427	(716)
Miscellaneous taxes	72,380	70,967	(1,412)
Total operating expenses	1,706,911	1,676,016	(30,895)
Operating income from telecommunications businesses	69,173	43,223	(25,950)

Supplementary businesses:
Operating revenues	181,061	132,287	(48,774)
Operating expenses	173,080	125,186	(47,894)
Operating income from supplementary businesses	7,981	7,101	(879)
Operating income	77,155	50,324	(26,830)

Non-operating revenues:
Interest income	132	85	(46)
Interest on securities	9	17	8
Dividends received	1,817	3,069	1,252
Lease and rental income	45,112	43,582	(1,530)
Miscellaneous income	6,823	11,693	4,869
Total non-operating revenues	53,894	58,448	4,553

Non-operating expenses:
Interest expenses	10,969	9,814	(1,154)
Lease and rental expenses	21,457	20,590	(867)
Miscellaneous expenses	2,556	3,137	581
Total non-operating expenses	34,983	33,542	(1,441)
Recurring profit	96,066	75,230	(20,835)
Special profits:
Reversal of special loss on disaster	—	4,473	4,473
Total special profits	—	4,473	4,473
Special losses:
Special loss on disaster	19,190	12,645	(6,544)
Total special losses	19,190	12,645	(6,544)
Income before income taxes	76,876	67,058	(9,817)
Corporation, inhabitant, and enterprise taxes	10,607	(902)	(11,510)
Deferred tax expenses (benefits)	13,965	35,807	21,842
Net income	52,303	32,153	(20,149)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2010	335,000	1,499,726	1,499,726	—	5,152	271,352	276,505	2,111,231	(4)	(4)	2,111,227

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						52,303	52,303	52,303			52,303
Provision of reserve for reduction entry					947	(947)					—
Others, net									(259)	(259)	(259)

Total net change during the annual period	—	—	—	—	947	17,856	18,803	18,803	(259)	(259)	18,544

March 31, 2011	335,000	1,499,726	1,499,726	—	6,099	289,209	295,308	2,130,035	(263)	(263)	2,129,771

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2011	335,000	1,499,726	1,499,726	—	6,099	289,209	295,308	2,130,035	(263)	(263)	2,129,771

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						32,153	32,153	32,153			32,153
Provision of reserve for special depreciation				1,818		(1,818)					—
Provision of reserve for reduction entry					827	(827)					—
Others, net									173	173	173

Total net change during the annual period	—	—	—	1,818	827	(3,992)	(1,346)	(1,346)	173	173	(1,172)

March 31, 2012	335,000	1,499,726	1,499,726	1,818	6,927	285,216	293,962	2,128,689	(90)	(90)	2,128,599

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	742,278	653,844	(88,434)	(11.9)
Monthly charge revenues*	509,204	461,246	(47,957)	(9.4)
Call rates revenues*	71,160	57,777	(13,382)	(18.8)
Interconnection call revenues*	99,854	81,873	(17,980)	(18.0)
IP services revenues	724,493	777,556	53,062	7.3
Leased circuit services revenues (excluding IP services revenues)	149,488	136,160	(13,327)	(8.9)
Telegram services revenues	18,869	17,098	(1,770)	(9.4)
Other telecommunications services revenues	140,956	134,579	(6,376)	(4.5)

Telecommunications total revenues	1,776,085	1,719,239	(56,845)	(3.2)

Supplementary business total revenues	181,061	132,287	(48,774)	(26.9)

Total operating revenues	1,957,147	1,851,527	(105,619)	(5.4)

*	Partial listing only.

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	76,876	67,058	(9,817)
Depreciation and amortization	403,510	392,054	(11,456)
Loss on disposal of property, plant and equipment	26,826	22,447	(4,378)
Increase (decrease) in liability for employees’ retirement benefits	(26,595)	(26,589)	5
(Increase) decrease in accounts receivable	(30,084)	8,623	38,708
(Increase) decrease in inventories	2,939	(5,345)	(8,285)
Increase (decrease) in accounts payable and accrued expenses	39,504	(23,029)	(62,534)
Increase (decrease) in accrued consumption tax	3,460	(5,185)	(8,645)
Other	50,117	13,193	(36,923)

Sub-total	546,554	443,227	(103,327)
Interest and dividends received	1,959	3,173	1,214
Interest paid	(11,071)	(10,252)	819
Income taxes received (paid)	(23,043)	(6,750)	16,292

Net cash provided by (used in) operating activities	514,399	429,397	(85,001)
Cash flows from investing activities:
Payments for property, plant and equipment	(395,380)	(394,425)	954
Proceeds from sale of property, plant and equipment	5,530	2,010	(3,520)
Payments for purchase of investment securities	(3,047)	(1,993)	1,054
Proceeds from sale of investment securities	2,201	5,020	2,819
Other	1,742	2,303	560

Net cash provided by (used in) investing activities	(388,953)	(387,085)	1,868
Cash flows from financing activities:
Proceeds from issuance of long-term debt	30,000	100,000	70,000
Payments for settlement of long-term debt	(90,595)	(122,687)	(32,092)
Net increase (decrease) in short-term borrowings	30,000	—	(30,000)
Payments for settlement of lease obligations	(3,289)	(3,023)	266
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(67,385)	(59,210)	8,174
Net increase (decrease) in cash and cash equivalents	58,060	(16,898)	(74,959)
Cash and cash equivalents at beginning of year	144,764	202,824	58,060

Cash and cash equivalents at end of year	202,824	185,925	(16,898)

7. Changes in Directors

(1) Directors scheduled to resign from office

Koichi Maeda	Current Position:
Representative Director and Senior Executive Vice President (scheduled to take office at NTT FINANCE CORPORATION)

Fuminori Kozono	Current Position:
Representative Director and Senior Executive Vice President (scheduled to take office at KYOWA EXEO CORPORATION)

(2) Candidates for Representative Directors

 Representative Director and President, Chief Executive Officer

Masayuki Yamamura	Current Position:
Director and Executive Vice President

‚ Representative Director and Senior Executive Vice President

Hiroshi Nakagawa	Current Position
Director and Executive Vice President

Masahide Oka	Current Position
Director

(Notes)

1:	The current President, Tsutomu Ebe, is scheduled to become an Advisor of Nippon Telegraph and Telephone West Corporation.

2:	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 11, 2012

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2012

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2012 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2012

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

For inquiries, please contact:

Takashi Sasaki or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2012

With respect to the global economy, in the fiscal year ended March 31, 2012, the European sovereign bond crisis caused further instability in the economies of developed countries, which when combined with the slow-down in the growth rates of emerging economies, lead to an overall slow down in the pace of economic recovery globally. The Japanese economy, despite improvements in supply and demand after the severe conditions following the Great East Japan Earthquake, is experiencing only a modest recovery due to the effects of the sluggish global economy, the protracted period of the strong yen, the damage from the flooding in Thailand and other factors.

Information and communications services are expected to make significant contributions to increasing the efficiency of and invigorating social and economic activities and to improving lifestyle convenience by creating the foundations for a ubiquitous (*1) broadband network society where information communication technology (“ICT”) use is highly developed. The government and the private sector are working in partnership to achieve such goals. The information and telecommunications market is undergoing a structural change through the shift to broadband and globalization, and the spread of smartphones, tablet and other devices. This market is catering to increasingly sophisticated and diversified needs by, among other things, expanding cloud services and platform services, including video and music distribution. Regional telecommunications markets are experiencing an increase in competition for fiber-optic access services and cable television-based broadband. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, caused by the shift to IP and use of a diverse range of wireless devices.

Within this challenging and dramatically changing business environment, NTT West is striving to be a “customer-oriented corporate group” that meets customer expectations, contributes to society and provides high quality, stable universal service. In line with NTT Group’s Medium-Term Management Strategy, “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service” (the “Medium-Term Management Strategy”) adopted by NTT in May 2008, NTT West has devoted its energy to promoting and expanding safe, secure, reliable, and appealing broadband and ubiquitous services that meet customers’ needs, through new services and products that utilize the framework of NGN (*2) and its networks.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the Medium-Term Management Strategy, NTT West is working towards the realization of broadband and ubiquitous networks that enable customers to connect “anytime, anywhere and with anything” “in comfort, safety and peace of mind.” At the current ten-year anniversary of its launch, FLET’S Hikari subscriptions (*3) surpassed 7 million. NTT West is expanding opportunities to use FLET’S Hikari in a wide variety of applications while developing and expanding services that can support a broad range of customers, from individuals to businesses, in their day-to-day lives and business activities.

With respect to FLET’S Hikari Next, to address the problem of IPv4 address depletion (*4), NTT West began providing IPv6 address (*5) Internet (IPv6 PPPoE and IPv6IPoE) connection functions (*6). With respect to Hikari Denwa services, NTT West enhanced its services, including enabling transmissions to the “Teledome” service provided by NTT Communications, Inc.

To increase use of FLET’S Hikari, NTT West introduced FLET’S Hikari Light, a two-tier fixed rate service with monthly charges starting from 2,940 yen, with a price cap of 5,880 yen no matter how much customers use the service. NTT West also continued its expansion of the FLET’S TV (*7) service area, launched “EHIME-CATV and FLET’S Hikari,” a collaboration with EHIME-CATV, INC., in addition to other measures to enhance video services.

With the rapid increase in smartphones, tablet devices and other Wi-Fi-enabled devices, there is a growing need for Wi-Fi capabilities outside the home and office. To address these needs, and to provide greater convenience to customers, NTT West lowered its monthly rates for FLET’S Spot, a public wireless LAN service, began offering the essentially free use of Wi-Fi through the Club NTT-West (*8) points exchange program, and, starting in February 2012, began expanding the service areas for “Web Authentication Protocols,” (*9) to which access is available with a broad range of handsets, including smartphones and tablet devices.

The “ie deji” concept (referring to the complete digitalization of the home) seeks to make day-to-day living and data sharing easier, more convenient, and more comfortable by linking all digital devices at the home through a network. It also seeks to enable customers to share and enjoy activities that they had until now enjoyed on their own with distant family and friends. As a support service, NTT West began providing the “Hikari Device Warranty,” enabling customers, by paying a flat monthly rate, to apply for an extended warranty of up to five years from the date of purchase of the device covering problems with their PC or television even after the time of purchase.

In addition, with respect to support services that are vital for the promotion of the “ie deji” business, NTT West prepared environments enabling the latest “ie deji” services and devices to be experienced from the perspective of a customer, constructed a research environment within the NTT West Research Center for the purpose of developing technical and customer service skills, and commenced research on wiring methods and new services and devices.

Further, NTT West carried out tests with Daiichikoushou Co., Ltd. and Yamaha Corporation to test the possibility of remote karaoke duets, by utilizing the technologies of “NETDUETTO” of Yamaha Corporation and of FLET’S Hikari and Hikari Denwa of NTT West with the online karaoke machine “LIVE DAM.”

(2) Measures Relating to the Solutions Business

As an initiative for large-scale and medium- to small-scale businesses, on April 1, 2011 NTT West launched a project in the Corporate Marketing Headquarters to make cloud-based business an integral part of the growth strategy for the entire NTT West group.

As part of its initiative to enhance its cloud-based services, NTT West aims to bolster its lineup of “Biz Hikari Cloud” services for local governments and medical and health institution (community) groups, and has begun providing “Biz Hikari Cloud Community Remote Health Consultations,” which enable health consultations in remote areas via videophone. NTT West also launched a cloud-based school support service for boards of education and school employees in elementary and middle schools that do not have servers or other IT resources, enabling them to carry out school-related business over a network.

As an initiative to collaborate with local governments, NTT West launched the Smart Hikari Town Kumamoto Project, as an opportunity to collaborate on the “comprehensive tie-up agreement relating to stimulating areas through the use of ICT” in Kumamoto Prefecture and Kumamoto City, and began looking into town-based cloud networks and services on the premise of participating in actual projects of governments, local companies and residents.

Other measures to expand business services included enhancing support services in order to build a framework of mutual cooperation to achieve one-stop (*10) customer support (for breakdowns and other troubleshooting) for information equipment in the office, by, among other things, forming new partnerships with Canon Marketing Japan, Inc., RICOH JAPAN Corporation, TOSHIBA TEC CORPORATION and Allied Telesis K.K.

(3) Status of Business Operation Structures

With respect to NTT West’s business operation structure, pursuant to the revision of the Telecommunications Business Law (enacted November 30, 2011), NTT West implemented structures for ensuring fair competition.

Further, based on lessons learned from the Great East Japan Earthquake, NTT West has been carrying out disaster training in anticipation of the possibility of a series of earthquakes hitting Japan, for example in the Tokai, Tonan, and Nankai areas. As a countermeasure to the increase in third-party accidents caused by low-hanging telephone lines, NTT West implemented “planned facility inspections” and set priority conditions in determining the order of inspection areas.

In order to strengthen the operations and functions of the Remote Support Service, a service that has been well received for the provision of various forms of support by specialized operators in response to customer inquiries, NTT West made remote support services available on the same day as subscription.

Comprehensive cost controls intended to maintain profitable operations included efforts to raise the efficiency of fiber-optic service installation, such as promoting remote installation work for multi-unit dwelling orders (VDSL system), and NTT West was able to eliminate the need to dispatch personnel in over 90% of service terminations and more than 80% of service starts.

(4) Corporate Social Responsibility (“CSR”) Activities

The NTT Group CSR Charter (adopted in June 2006) stipulates that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and trust and contribute to the development of a safe, secure and prosperous society where people, society and the earth are connected through communications. Based on the CSR Charter, NTT West set up three new core CSR principles – thorough compliance, development of a safe and secure society, and creation of value through business activities – and set a “visualization” benchmark. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services and reducing the burden on the environment.

In particular, with respect to thorough compliance, NTT Group has promoted groupwide initiatives in five high risk areas that could shake consumer trust in NTT West group companies, namely “misconduct in performing services,” “driving under the influence,” “information security breaches,” “power harassment” and “respect for human rights.”

In order to achieve its environmental grand design (new self-determined action plan targets) based on the NTT Group Environmental Vision (The Green Vision 2020) established in November 2010, NTT West has been working to decrease its power usage, amount of paper used, and the waste it produces. In addition, NTT West has set up model offices in Osaka, Nagoya, and Fukuoka that demonstrate and propose a new work style that makes use of ICT solutions helpful in decreasing the burden on the environment.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT West enhanced its CSR management and issued the NTT West Group CSR Report 2011 to proactively disclose relevant information to its stakeholders.

With respect to the Great East Japan Earthquake which occurred in March 2011, NTT West, in collaboration with NTT Group, took immediate action after the earthquake to provide support in supplying power to communications facilities that used mobile power supply vehicles in blackout areas, set up special public phones using portable satellite phones, secured communications for important institutions such as the city halls of local governments, and was active in support activities to restore facilities in areas requested by NTT East, with a focus on the southern part of Iwate Prefecture, such as Kamaishi City and Ofunato City. Approximately 2,000 employees took an active role in restoration and support activities.

In addition, despite record-setting heavy rains in the Kinki and Tokai regions, and major damage caused by Typhoons 12 and 15 to NTT West’s communications facilities, communications services were quickly restored due to close cooperation with local governments and the Self Defense Force and restoration efforts were carried out around the clock by employees from companies throughout NTT Group.

Also, in response to power shortages resulting from the effects of the Great East Japan Earthquake, NTT West implemented the maximum power saving measures possible at both its exchange offices and office buildings.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2012, operating revenues totaled 1,676.3 billion yen (a decrease of 4.6% from the fiscal year ended March 31, 2011), operating income was 37.0 billion yen (a decrease of 25.4% from the fiscal year ended March 31, 2011), recurring profit was 42.3 billion yen (a decrease of 32.8% from the fiscal year ended March 31, 2011), and net profit totaled 20.4 billion yen (a decrease of 58.2% from the fiscal year ended March 31, 2011).

*1:	A term, derived from Latin, that means “present in all places at all times.” Environments that provide access to the Internet and other information networks, anytime, anywhere.

*2:	NGN: Next-Generation Network.

*3:	A collective name for FLET’S Hikari Next, FLET’S Hikari Premium and B FLET’S.

*4:	Due to the increase of internet users in recent years, the availability of IPv4 addresses, the current Internet standard protocol, are declining, preventing new customers from connecting to the Internet.

*5:	Abbreviation for Internet Protocol Version 6, the next version of the protocol after IPv4, the current internet standard protocol.

*6:	Method of using PPPoE and IPoE protocols to carry out communications from an adapter newly installed in a customer’s home to NTT West facilities connected to an Internet service provider.

*7:	A service available to subscribers of NTT West’s telecommunication services FLET’S Hikari Next, FLET’S Hikari Premium or FLET’S TEREBI Transmission Service, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables reception of terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*8:	Membership style program (no entry fee or annual fee) of NTT West, under which in addition to receiving Internet support information or Internet troubleshooting via mail or phone, users can also collect points every month that they can exchange for benefits.

*9:	Authentication method using an ID (FLET’S Spot Authentication ID) and password (FLET’S Spot Authentication PW) issued by NTT West, which can be accessed by general Wi-Fi compatible devices and is compatible with the IEEE 802.11 a/b/g wireless standard.

*10:	Various procedures are processed together at one location.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	512,794	485,967	(26,827)
Antenna facilities	7,607	7,158	(449)
Terminal equipment	21,343	21,188	(154)
Local line facilities	862,726	892,312	29,585
Long-distance line facilities	2,984	2,858	(125)
Engineering facilities	580,930	571,763	(9,166)
Submarine line facilities	1,977	2,427	449
Buildings	417,342	397,185	(20,157)
Structures	15,119	14,507	(611)
Other machinery and equipment	1,074	1,237	163
Vehicles and vessels	180	204	23
Tools, furniture and fixtures	33,244	35,065	1,821
Land	177,288	176,435	(852)
Lease assets	2,947	1,581	(1,365)
Construction in progress	25,001	31,147	6,146
Total property, plant and equipment	2,662,564	2,641,042	(21,521)
Intangible fixed assets	83,872	77,024	(6,847)
Total fixed assets - telecommunications businesses	2,746,436	2,718,066	(28,369)
Investments and other assets
Investment securities	3,742	3,870	127
Investments in subsidiaries and affiliated companies	43,981	39,852	(4,128)
Investment in capital	252	396	143
Long-term prepaid expenses	3,193	3,133	(60)
Deferred income taxes	125,120	99,121	(25,999)
Other investments and assets	8,364	8,119	(245)
Allowance for doubtful accounts	(393)	(352)	40
Total investments and other assets	184,261	154,140	(30,121)
Total fixed assets	2,930,698	2,872,207	(58,490)

Current assets:
Cash and bank deposits	130,313	103,362	(26,951)
Notes receivable	198	19	(179)
Accounts receivable, trade	272,994	291,480	18,485
Accounts receivable, other	23,066	24,601	1,534
Securities	6	6	—
Supplies	29,935	35,212	5,276
Advance payment	2,497	1,273	(1,224)
Prepaid expenses	6,049	6,291	241
Deferred income taxes	4,031	3,519	(511)
Other current assets	10,160	9,273	(886)
Allowance for doubtful accounts	(2,220)	(2,840)	(619)
Total current assets	477,032	472,199	(4,832)

TOTAL ASSETS	3,407,731	3,344,407	(63,323)

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	954,099	960,947	6,848
Lease obligations	3,972	2,370	(1,602)
Liability for employees’ retirement benefits	258,049	224,695	(33,354)
Reserve for point services	4,815	5,093	278
Reserve for unused telephone cards	14,280	13,480	(800)
Asset retirement obligations	436	305	(131)
Other long-term liabilities	11,410	11,266	(143)
Total long-term liabilities	1,247,064	1,218,158	(28,906)

Current liabilities:
Current portion of long-term borrowings from parent company	142,428	133,151	(9,276)
Accounts payable, trade	70,297	74,124	3,826
Short-term borrowings	23,000	30,000	7,000
Lease obligations	1,838	1,836	(2)
Accounts payable, other	233,818	218,531	(15,286)
Accrued expenses	17,334	15,783	(1,551)
Accrued taxes on income	674	838	164
Advance received	3,431	3,134	(297)
Deposit received	96,908	122,084	25,176
Unearned revenue	107	105	(2)
Asset retirement obligations	—	39	39
Other current liabilities	39,235	5,636	(33,599)
Total current liabilities	629,073	605,265	(23,808)

TOTAL LIABILITIES	1,876,137	1,823,423	(52,714)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	49,611	38,905	(10,706)
Total earned surplus	49,611	38,905	(10,706)
Total shareholders’ equity	1,531,665	1,520,959	(10,706)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(72)	24	96
Total unrealized gains (losses), translation adjustments, and others	(72)	24	96

TOTAL NET ASSETS	1,531,593	1,520,983	(10,609)

TOTAL LIABILITIES AND NET ASSETS	3,407,731	3,344,407	(63,323)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,597,362	1,537,887	(59,474)
Operating expenses
Business expenses	409,385	408,299	(1,086)
Operations	15,268	14,014	(1,254)
Maintenance expenses	399,729	390,886	(8,842)
Overhead expenses	70,842	64,719	(6,123)
Administration	93,669	89,085	(4,583)
Experiment and research	49,257	48,412	(844)
Depreciation and amortization	367,052	354,326	(12,726)
Retirement of fixed assets	44,973	41,811	(3,161)
Access charges	32,379	30,613	(1,765)
Miscellaneous taxes	66,267	65,899	(367)
Total operating expenses	1,548,824	1,508,068	(40,756)
Operating income from telecommunications businesses	48,537	29,819	(18,717)

Supplementary businesses:
Operating revenues	160,696	138,460	(22,235)
Operating expenses	159,587	131,236	(28,351)
Operating income from supplementary businesses	1,108	7,223	6,115
Operating income	49,646	37,043	(12,602)

Non-operating revenues:
Interest income	4	6	1
Interest on securities	1	2	1
Dividends received	2,151	1,160	(990)
Lease and rental income	43,495	38,660	(4,834)
Miscellaneous income	4,183	4,826	642
Total non-operating revenues	49,835	44,656	(5,179)

Non-operating expenses:
Interest expenses	16,383	15,732	(650)
Lease and rental expenses	14,648	17,032	2,383
Miscellaneous expenses	5,379	6,572	1,192
Total non-operating expenses	36,412	39,337	2,925
Recurring profit	63,069	42,361	(20,708)
Income before income taxes	63,069	42,361	(20,708)
Corporation, inhabitant, and enterprise taxes	(6,564)	(4,595)	1,969
Deferred tax expenses (benefits)	20,548	26,463	5,914
Net income	49,085	20,493	(28,592)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2010	312,000	1,170,054	1,170,054	25,529	25,529	1,507,583	56	56	1,507,640

Net change during the annual period
Cash dividends				(25,003)	(25,003)	(25,003)			(25,003)
Net income				49,085	49,085	49,085			49,085
Others, net							(129)	(129)	(129)

Total net change during the annual period	—	—	—	24,082	24,082	24,082	(129)	(129)	23,953

March 31, 2011	312,000	1,170,054	1,170,054	49,611	49,611	1,531,665	(72)	(72)	1,531,593

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2011	312,000	1,170,054	1,170,054	49,611	49,611	1,531,665	(72)	(72)	1,531,593

Net change during the annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				20,493	20,493	20,493			20,493
Others, net							96	96	96

Total net change during the annual period	—	—	—	(10,706)	(10,706)	(10,706)	96	96	(10,609)

March 31, 2012	312,000	1,170,054	1,170,054	38,905	38,905	1,520,959	24	24	1,520,983

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	729,085	646,816	(82,268)	(11.3)
Monthly charge revenues*	502,703	457,610	(45,092)	(9.0)
Call rates revenues*	61,884	51,162	(10,721)	(17.3)
Interconnection call revenues*	108,696	90,242	(18,454)	(17.0)
IP services revenues	582,095	629,402	47,307	8.1
Leased circuit services revenues (excluding IP services revenues)	133,103	125,491	(7,612)	(5.7)
Telegram services revenues	22,161	20,282	(1,879)	(8.5)
Other telecommunications services revenues	130,916	115,894	(15,021)	(11.5)

Telecommunications total revenues	1,597,362	1,537,887	(59,474)	(3.7)

Supplementary business total revenues	160,696	138,460	(22,235)	(13.8)

Total operating revenues	1,758,058	1,676,348	(81,710)	(4.6)

*	Partial listing only.

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	63,069	42,361	(20,708)
Depreciation and amortization	376,998	363,579	(13,418)
Loss on disposal of property, plant and equipment	18,635	17,637	(998)
Increase (decrease) in liability for employees’ retirement benefits	(37,951)	(33,354)	4,596
(Increase) decrease in accounts receivable	6,646	(21,705)	(28,352)
(Increase) decrease in inventories	(4,829)	(4,546)	282
Increase (decrease) in accounts payable and accrued expenses	(6,626)	(18,947)	(12,320)
Increase (decrease) in accrued consumption tax	521	(72)	(594)
Other	27,149	46,428	19,278

Sub-total	443,614	391,379	(52,234)
Interest and dividends received	2,157	1,169	(988)
Interest paid	(16,423)	(16,346)	76
Income taxes received (paid)	(3,082)	6,418	9,500

Net cash provided by (used in) operating activities	426,266	382,619	(43,646)
Cash flows from investing activities:
Payments for property, plant and equipment	(379,393)	(349,576)	29,816
Proceeds from sale of property, plant and equipment	3,434	1,660	(1,774)
Payments for purchase of investment securities	(250)	(1,454)	(1,204)
Proceeds from sale of investment securities	13	48	35
Other	(436)	201	638

Net cash provided by (used in) investing activities	(376,631)	(349,120)	27,511
Cash flows from financing activities:
Proceeds from issuance of long-term debt	130,000	140,000	10,000
Payments for settlement of long-term debt	(151,170)	(142,428)	8,742
Net increase (decrease) in short-term borrowings	(3,999)	(25,000)	(21,000)
Payments for settlement of lease obligations	(1,868)	(1,836)	32
Dividends paid	(25,003)	(31,200)	(6,196)

Net cash provided by (used in) financing activities	(52,043)	(60,464)	(8,421)
Net increase (decrease) in cash and cash equivalents	(2,409)	(26,964)	(24,555)
Cash and cash equivalents at beginning of year	133,522	131,113	(2,409)

Cash and cash equivalents at end of year	131,113	104,148	(26,964)

7. Changes in Directors

(1)	Director scheduled to resign from office

Noriaki Ito	Current Position:
Senior Executive Vice President
(Scheduled to join COMSYS Holdings Corporation / Nippon COMSYS Corporation)

(2)	Candidates for Representative Directors

Candidate scheduled to take office as President

Kazutoshi Murao	Current Position:
Senior Executive Vice President

Candidates scheduled to take office as Senior Executive Vice President

Toshikatsu Ogura	Current Position:
Executive Vice President

Kouichi Takahatake	Current Position:
Executive Vice President

(Notes)

–	The current President, Shinichi Otake, is scheduled to become an Advisor of Nippon Telegraph and Telephone West Corporation.

–	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 11, 2012

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2012

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for Fiscal Year ended March 31, 2012. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2012

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

VII.	Financial Results of NTT Communications Group

VIII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including IPv4/IPv6 Global Tier-1 IP Network, Arcstar Universal One™ VPN network reaching over 150 countries, and over 120 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2012

NTT Communications Corporation (NTT Com) announced today that its non-consolidated financial results for the fiscal year ended March 31, 2012 saw net income decrease 15.5% year on year to 58.3 billion yen, operating revenues decrease 5.1% to 981.0 billion yen and operating income increase 13.4% to 105.7 billion yen. Operating expenses shrank 6.9% to 875.2 billion yen. All results are based on Japanese accounting principles.

BACKGROUND

Although some observers suggested that Japan’s economy gradually recovered from the effects of the Great East Japan Earthquake and floods in Thailand during the year, the outlook remained uncertain due to the slowdown in global economic growth, the European debt crisis, the continuing strength of the yen, the downturn in consumer confidence and the restrictive effect on economic activities caused by Japan’s limited supply of electricity. At the same time, ICT needs became increasingly sophisticated and diverse due to factors such as the accelerated global expansion of corporate activities, the market for cloud services shifting into high gear, the increasingly ubiquitous environment resulting from the rapid popularization of smartphone and tablet devices, and the popularization of social media. Furthermore, the structure of the ICT market rapidly evolved and global competition both intensified and diversified.

BUSINESS STRATEGIES

NTT Com is striving to become a global ICT services leader that customers worldwide choose as their optimal partner, and the company also aims to further improve its strengths, especially in Asia. Both objectives are central pillars of the company’s Vision 2015 growth strategy and corporate slogan “Global ICT Partner – Innovative. Reliable. Seamless.” By FY 2015 NTT Com aims to achieve group operating revenues of 1.5 trillion yen, including more than double the FY 2010 level of global sales.

In FY 2011, the first year of Vision 2015, NTT Com fundamentally re-examined its business processes and upgraded on-site (field) capabilities, aiming to return to the growth track by leveraging inherent strengths. Changes were implemented rapidly and boldly, and were focused on providing services that enable customers to achieve enhanced value. In addition, measures were taken group-wide to achieve more seamless services, user coverage, operations and human resources.

In August 2011, resources and know-how dispersed throughout the company were restructured into three aggregated functions – sales, services and operations – placing a special emphasis on the keywords “service-orientation” and “seamlessness.” The goal has been to optimize these functions under a restructured organization to realize greater competitive advantages.

In sales, the top priority was placed on sales skills and the development of new markets by proposing services that enable customers to enhance their value. Also, to offer greater value through more seamless global operations, innovative new changes were introduced in frameworks and procedures, such as establishing a structure for global account management and increasing the use of sales force automation for greater effectiveness and efficiency.

In services, related technologies as well as services were strengthened, structures were created for unified operations in all stages, from planning and technical evaluation to development and support, and new services were launched by leveraging development resources from the perspective of total optimization.

In accordance with the company’s Global Cloud Vision, total ICT outsourcing offerings were expanded to cover everything from networks and data centers to servers, applications and security, all on a seamless, end-to-end, one-stop basis to meet the needs of cloud customers. Also, cooperation among service units was strengthened for improved service development and delivery.

Specific measures taken by type of service were as follows:

•	System Integration

In response to trends in the ICT field and changes in customers’ business models, NTT Com upgraded its global network to connect customer offices worldwide and migrated customers’ on-premise systems to cloud services. As a result, globally seamless, one-stop operations were realized and customers were offered total outsourcing services that helped them to improve their productivity and efficiency.

•	Cloud Platforms

Cloudn was launched as a new public cloud service offering abundant APIs and priced attractively within the industry’s lower pricing tier. The Tokyo 5 Data Center began operating as a highly eco-minded facility with advanced disaster preparedness features. Construction started on the Tokyo 6 Data Center, which will become the metropolitan area’s largest data center, and the Cyberjaya 3 Data Center in Malaysia.

•	Applications and Content

New services, such as Biz Mail and Biz Desktop, met customer needs for ICT outsourcing and telecommuting. Group subsidiary NTT Plala saw contracts for its Hikari TV fiber-optic cable service reach two million in March 2012, and the company launched its Hikari TV Dokodemo and Hikari TV Mobile services for smartphone and tablet users.

•	Data Networks

In response to increased market demand for cloud and global services, NTT Com launched Arcstar Universal One, a new network service for corporate clients, and expanded overall service coverage to 159 countries. Two new services were launched to meet rapidly expanding mobile needs: the mobile data communication service OCN Mobile Entry D and the closed mobile service Arcstar Universal One Mobile.

•	Voice Communication

Two new IP phone services compatible with smartphones and tablet devices were started: 050 plus and 050 plus for Biz. Also, the Arcstar Unified Communication Service offering globally seamless voice communication for multinational companies was enhanced with the launch of the UCaaS (Unified Communications as a Service) Plan, which provides access to multiple means of communication on a flexible cloud-basis, and the expansion of the SIP Trunking Plan for wider external dialing.

And finally, in the area of operations, productivity was enhanced through total optimization. For example, operations in which all procedures had been handled on a service/product basis were standardized and simplified for improved efficiency. In addition, global operations were optimized by reorganizing territories by language, platform equipment was simplified by introducing new methods and internal IT systems were aggregated through elimination and consolidation.

In addition, NTT Com enhanced its capabilities to provide value-added ICT services and meet the demands of multinational companies by acquiring Frontline Systems, an Australian provider of IT infrastructure, IT consulting and managed services. Also, an agreement was reached to acquire a stake in Netmagic Solutions, a leading provider of datacenter services in India.

OPERATING RESULTS

Operating revenues declined again in the 2011 fiscal year. Voice transmission services revenues decreased 8.2% to 324.2 billion yen, IP services revenues were down 1.9% to 374.4 billion yen, data communications services revenues decreased 13.7% to 78.3 billion yen and solution services revenues declined 1.0% to 179.7 billion yen. Total operating revenues decreased 5.1% to 981.0 billion yen.

On the positive side, tighter cost controls lowered expenses for purchases of goods and services by 5.5% to 429.5 billion yen. Access charges decreased 10.4% to 236.5 billion yen due to lower voice transmission service charges. Total operating expenses declined 6.9% to 875.2 billion yen.

As a result, operating income increased 13.4% to 105.7 billion yen and net income decreased 15.5% to 58.3 billion yen, which included the booking of special profits of 3.7 billion yen on sales of real estate and special losses of 9.5 billion yen on reduced stock valuations.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	148,965	146,728	(2,236)
Antenna facilities	1,688	1,569	(118)
Terminal equipment	1,134	929	(204)
Local line facilities	840	836	(3)
Long-distance line facilities	8,299	7,497	(801)
Engineering facilities	55,813	54,861	(952)
Submarine line facilities	11,128	8,974	(2,153)
Buildings	133,473	127,910	(5,563)
Structures	3,066	2,779	(287)
Other machinery and equipment	86	81	(5)
Vehicles and vessels	32	25	(7)
Tools, furniture and fixtures	32,516	33,379	862
Land	47,660	47,349	(310)
Lease assets	4,337	6,268	1,931
Construction in progress	17,829	30,479	12,650
Total property, plant and equipment	466,872	469,671	2,798
Intangible fixed assets	73,165	84,055	10,890
Total fixed assets - telecommunications businesses	540,038	553,727	13,689
Investments and other assets
Investment securities	102,993	118,969	15,976
Investments in subsidiaries and affiliated companies	182,233	178,550	(3,683)
Investment in capital	213	210	(3)
Contributions to affiliated companies	2,559	2,274	(284)
Long-term prepaid expenses	2,244	2,072	(171)
Deferred income taxes	36,475	20,403	(16,071)
Other investments and assets	28,846	30,789	1,943
Allowance for doubtful accounts	(266)	(219)	47
Total investments and other assets	355,300	353,053	(2,246)
Total fixed assets	895,338	906,780	11,442

Current assets:
Cash and bank deposits	54,796	23,863	(30,932)
Notes receivable	12	446	434
Accounts receivable, trade	185,255	192,630	7,374
Accounts receivable, other	2,302	3,617	1,314
Lease investment assets	888	636	(251)
Securities	10	10	—
Supplies	7,035	9,424	2,389
Advance payment	2,061	1,627	(433)
Prepaid expenses	3,313	4,346	1,032
Deferred income taxes	4,373	5,953	1,580
Subsidiary deposits	1,704	43,671	41,966
Other current assets	9,042	11,575	2,533
Allowance for doubtful accounts	(2,340)	(2,294)	45
Total current assets	268,455	295,509	27,054

TOTAL ASSETS	1,163,793	1,202,290	38,496

	(Millions of yen)
	March 31, 2011	March 31, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	107,309	63,666	(43,643)
Lease obligations	5,597	6,801	1,204
Liability for employees’ retirement benefits	79,372	82,533	3,160
Reserve for point services	3,684	3,957	273
Reserve for unused telephone cards	6,318	5,964	(354)
Asset retirement obligations	619	669	49
Other long-term liabilities	9,590	8,836	(754)
Total long-term liabilities	212,493	172,430	(40,063)

Current liabilities:
Current portion of long-term borrowings from parent company	37,073	43,643	6,569
Accounts payable, trade	28,834	26,063	(2,771)
Short-term borrowings	65	—	(65)
Lease obligations	3,165	3,749	583
Accounts payable, other	165,741	173,342	7,601
Accrued expenses	5,770	5,581	(189)
Accrued taxes on income	664	9,533	8,869
Advance received	7,541	6,004	(1,537)
Deposit received	12,568	14,568	2,000
Unearned revenue	76	73	(2)
Allowance for losses on construction	—	105	105
Allowance for loss on disaster	957	506	(451)
Asset retirement obligations	16	—	(16)
Other current liabilities	450	1,974	1,523
Total current liabilities	262,926	285,145	22,218

TOTAL LIABILITIES	475,420	457,575	(17,845)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for special account for property replacement	—	1,921	1,921
Reserve for reduction entry	2,163	2,347	183
Accumulated earned surplus	310,859	352,056	41,197
Total earned surplus	313,022	356,324	43,302
Total shareholders’ equity	656,401	699,703	43,302
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	31,972	45,010	13,038
Total unrealized gains (losses), translation adjustments, and others	31,972	45,010	13,038

TOTAL NET ASSETS	688,373	744,714	56,341

TOTAL LIABILITIES AND NET ASSETS	1,163,793	1,202,290	38,496

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Telecommunications businesses:
Operating revenues	868,467	817,556	(50,910)
Operating expenses
Business expenses	223,102	203,341	(19,761)
Maintenance expenses	87,012	82,303	(4,709)
Overhead expenses	10,794	11,784	990
Administration	72,000	71,438	(561)
Experiment and research	15,171	13,870	(1,301)
Depreciation and amortization	97,134	87,520	(9,613)
Retirement of fixed assets	7,113	6,819	(293)
Access charges	249,190	222,392	(26,798)
Miscellaneous taxes	11,103	10,930	(173)
Total operating expenses	772,624	710,400	(62,224)
Operating income from telecommunications businesses	95,842	107,156	11,313

Supplementary businesses:
Operating revenues	164,948	163,464	(1,483)
Operating expenses	167,522	164,872	(2,650)
Operating losses from supplementary businesses	(2,574)	(1,407)	1,166
Operating income	93,268	105,748	12,480

Non-operating revenues:
Interest income	66	96	30
Dividends received	8,839	9,033	194
Lease and rental income	13,699	13,021	(677)
Miscellaneous income	1,133	1,563	429
Total non-operating revenues	23,739	23,715	(23)

Non-operating expenses:
Interest expenses	2,999	2,196	(803)
Lease and rental expenses	8,221	7,546	(674)
Miscellaneous expenses	2,102	726	(1,375)
Total non-operating expenses	13,322	10,469	(2,852)
Recurring profit	103,684	118,994	15,309

Special profits:
Gains on sales of fixed assets	—	3,728	3,728
Total special profits	—	3,728	3,728

Special losses:
Write-off of investments in affiliated companies	2,402	9,599	7,196
Special loss on disaster	1,142	—	(1,142)
Total special losses	3,545	9,599	6,053
Income before income taxes	100,139	113,123	12,984
Corporation, inhabitant, and enterprise taxes	25,694	43,279	17,585
Deferred tax expenses (benefits)	5,480	11,540	6,060
Net income	68,964	58,303	(10,661)

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus				Total share holders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2010	211,763	131,615	131,615	2,457	—	256,600	259,058	602,437	35,057	(113)	34,943	637,381

Net change during the annual period
Cash dividends						(15,000)	(15,000)	(15,000)				(15,000)
Net income						68,964	68,964	68,964				68,964
Return of reserve for special account for property replacement				(2,457)		2,457						—
Provision of reserve for reduction entry					2,163	(2,163)						—
Others, net									(3,085)	113	(2,971)	(2,971)

Total net change during the annual period	—	—	—	(2,457)	2,163	54,258	53,964	53,964	(3,085)	113	(2,971)	50,992

March 31, 2011	211,763	131,615	131,615	—	2,163	310,859	313,022	656,401	31,972	—	31,972	688,373

Year ended March 31, 2012	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus				Total share holders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2011	211,763	131,615	131,615	—	2,163	310,859	313,022	656,401	31,972	—	31,972	688,373

Net change during the annual period
Cash dividends						(15,000)	(15,000)	(15,000)				(15,000)
Net income						58,303	58,303	58,303				58,303
Provision of reserve for special account for property replacement				1,921		(1,921)						—
Provision of reserve for reduction entry					183	(183)						—
Others, net									13,038		13,038	13,038

Total net change during the annual period	—	—	—	1,921	183	41,197	43,302	43,302	13,038	—	13,038	56,341

March 31, 2012	211,763	131,615	131,615	1,921	2,347	352,056	356,324	699,703	45,010	—	45,010	744,714

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	353,322	324,268	(29,054)	(8.2)
IP services revenues	381,772	374,420	(7,352)	(1.9)
Open computer network services revenues*	162,141	158,804	(3,337)	(2.1)
IP-Virtual private network services revenues*	74,296	69,580	(4,715)	(6.3)
Wide-Area Ethernet services revenues*	55,138	54,094	(1,044)	(1.9)
Data communications revenues (excluding IP services revenues)	90,751	78,332	(12,419)	(13.7)
Leased circuit services revenues*	64,295	56,708	(7,586)	(11.8)
Solution services revenues	181,471	179,729	(1,742)	(1.0)
Others	26,096	24,271	(1,824)	(7.0)

Total operating revenues	1,033,415	981,021	(52,393)	(5.1)

Notes:
1.	Certain amounts of “Leased circuit services revenues” have been reclassified to “IP services revenues” from the three months ended June 30, 2011. Accordingly, part of the prior year’s amounts has been reclassified.

2.	Partial listing only.

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	100,139	113,123	12,984
Depreciation and amortization	109,822	100,821	(9,000)
Loss on disposal of property, plant and equipment	4,031	4,713	681
Gains on sales of fixed assets	(26)	(4,256)	(4,230)
Increase (decrease) in allowance for doubtful accounts	678	(93)	(771)
Increase (decrease) in liability for employees’ retirement benefits	2,530	3,160	629
(Increase) decrease in accounts receivable	7,606	(9,088)	(16,695)
(Increase) decrease in inventories	(2,035)	(1,999)	36
Increase (decrease) in accounts payable and accrued expenses	(30,576)	1,265	31,841
Increase (decrease) in accrued consumption tax	(1,908)	2,314	4,223
Other	15,274	5,170	(10,103)

Sub-total	205,536	215,132	9,595
Interest and dividends received	8,904	9,107	203
Interest paid	(3,021)	(2,330)	690
Income taxes received (paid)	(34,243)	(24,980)	9,262

Net cash provided by (used in) operating activities	177,177	196,929	19,751

Cash flows from investing activities:
Payments for property, plant and equipment	(89,203)	(123,025)	(33,821)
Proceeds from sale of property, plant and equipment	740	4,938	4,197
Payments for purchase of investment securities	(32,989)	(5,727)	27,261
Proceeds from sale of investment securities	10,330	136	(10,194)
Net increase (decrease) in short-term loans	(928)	(2,781)	(1,852)
Other	(3,602)	(2,008)	1,594

Net cash provided by (used in) investing activities	(115,653)	(128,468)	(12,815)

Cash flows from financing activities:
Payments for settlement of long-term debt	(44,337)	(37,073)	7,264
Net increase (decrease) in short-term borrowings	(310)	(65)	244
Payments for settlement of lease obligations	(4,568)	(4,110)	458
Dividends paid	(15,000)	(15,000)	—

Net cash provided by (used in) financing activities	(64,217)	(56,250)	7,966

Effect of exchange rate changes on cash and cash equivalents	(102)	290	393
Net increase (decrease) in cash and cash equivalents	(2,796)	12,500	15,296
Cash and cash equivalents at beginning of year	60,755	57,958	(2,796)

Cash and cash equivalents at end of year	57,958	70,459	12,500

VII. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,254,198	1,213,157	(41,041)	(3.3)
Operating expenses	1,156,326	1,102,548	(53,778)	(4.7)
Operating income	97,872	110,609	12,737	13.0

VIII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

(1)	Candidate scheduled to take office as Senior Vice Presidents

Tetsuya Shoji	Current position:
Senior Vice President of NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(2)	Senior Executive Vice Presidents scheduled to resign

Shinobu Umino	Current position:
Senior Executive Vice President (scheduled to take office as President of NTT COMWARE CORPORATION)

Sadao Maki	Current position:
Senior Executive Vice President (scheduled to take office as Senior Executive Vice President of NTT Urban Development Corporation)

(3)	Candidates scheduled to take office as Representative Directors

Candidate scheduled to take office as President and CEO

Akira Arima	Current position:
President and CEO

Candidates scheduled to take office as Senior Executive Vice Presidents

Tetsuya Shoji

Jun Sawada	Current position:
Executive Vice President

Notes:

•	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

•	Tetsuya Shoji will resign from NIPPON TELEGRAPH AND TELEPHONE CORPORATION on June 22 and take office as Senior Vice President of NTT Com on the same day.

May 11, 2012

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for Fiscal Year Ended March 31, 2012

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2011	B As of Mar. 31, 2012		C As of Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines	30,271	27,521	(2,750)	24,977	(2,544)
NTT East	14,929	13,554	(1,375)	12,277	(1,277)
NTT West	15,342	13,968	(1,374)	12,701	(1,267)
INS-Net	4,613	4,150	(462)	3,744	(406)
NTT East	2,390	2,142	(248)	1,919	(223)
NTT West	2,222	2,008	(214)	1,825	(183)
Telephone Subscriber Lines + INS-Net	34,884	31,672	(3,212)	28,722	(2,950)
NTT East	17,319	15,695	(1,624)	14,195	(1,500)
NTT West	17,564	15,976	(1,588)	14,526	(1,450)
Public Telephones	252,775	231,038	(21,737)	207,556	(23,482)
NTT East	121,508	110,242	(11,266)	99,242	(11,000)
NTT West	131,267	120,796	(10,471)	108,314	(12,482)
FLET’S ISDN	193	152	(41)	116	(36)
NTT East	94	71	(23)	51	(20)
NTT West	99	81	(18)	65	(16)
FLET’S ADSL	2,858	2,322	(536)	1,872	(450)
NTT East	1,418	1,135	(284)	885	(250)
NTT West	1,439	1,187	(252)	987	(200)
FLET’S Hikari	15,059	16,564	1,506	18,014	1,450
NTT East	8,511	9,353	842	10,153	800
NTT West	6,547	7,211	664	7,861	650
FLET’S Hikari Next*	4,596	7,106	2,510	9,706	2,600
NTT East	2,963	4,275	1,312	5,475	1,200
NTT West	1,633	2,831	1,198	4,231	1,400
FLET’S Hikari LIGHT*	—	297	297	697	400
NTT East	—	261	261	561	300
NTT West	—	36	36	136	100
Hikari Denwa	12,113	13,900	1,788	15,550	1,650
NTT East	6,446	7,402	956	8,352	950
NTT West	5,667	6,498	831	7,198	700
Conventional Leased Circuit Services	281	269	(12)	262	(6)
NTT East	139	134	(5)	132	(2)
NTT West	142	135	(7)	130	(4)
High Speed Digital Services	171	158	(12)	143	(16)
NTT East	91	84	(7)	80	(4)
NTT West	80	74	(5)	62	(12)
NTT Group Major ISPs	11,662	11,882	220	12,009	127
OCN*	8,234	8,437	203	8,555	118
Plala*	3,101	3,122	21	3,122	(0)
Video Services	—	—	—	—	—
Hikari TV	1,413	2,004	591	2,550	546
FLET’S TEREBI Transmission Services	592	861	269	1,035	174
NTT East	475	642	167	719	77
NTT West	117	219	102	316	97
Mobile	58,010	60,129	2,120	62,930	2,800
FOMA*	56,746	57,905	1,159	52,640	(5,270)
Xi*	26	2,225	2,199	10,290	8,070
i-mode	48,141	42,321	(5,819)	34,170	(8,150)
sp-mode	2,095	9,586	7,492	19,130	9,540

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	INS-Net includes “INS-Net 64” and “INS-Net 1500”. In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64”. For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S”, “FLET’S Hikari Next” and “FLET’S Hikari LIGHT” provided by NTT East, and subscribers to “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown”, “FLET’S Hikari Next” and “FLET’S Hikari LIGHT” provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

	(6)	Changes in the number of Mobile (“FOMA”*, “Xi”* are included), “i-mode” and “sp-mode” subscribers as of Mar. 31, 2013 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, “FOMA” services subscriptions became mandatory for subscription to “2 in 1” services. Such FOMA services subscriptions to “2 in 1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA”* service subscriptions.

* Partial listing only

2. Number of Employees	(Person)
	A As of Mar. 31, 2011	B As of Mar. 31, 2012		C As of Mar. 31, 2013 (Forecast)(1)
			Change		Change
			B-A		C-B
NTT Consolidated	219,350	224,250	4,900	222,800	(1,450)
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,900	0
NTT East	5,900	5,900	0	5,800	(100)
NTT West	5,550	5,300	(250)	5,150	(150)
NTT Communications	8,150	8,000	(150)	7,100	(900)
NTT DATA (Consolidated)	50,000	58,650	8,650	61,050	2,400
NTT DOCOMO (Consolidated)	22,950	23,300	350	22,800	(500)
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	35,650	33,150	(2,500)	30,500	(2,650)
West Outsourcing Companies	37,250	34,350	(2,900)	30,250	(4,100)

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

-As of Mar. 31, 2011 (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,500 employees)

-As of Mar. 31, 2012 (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

-As of Mar. 31, 2013 (Forecast) (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,450 employees)

3. Capital Investment	(Billions of yen)
	A Year Ended Mar. 31, 2011	B Year Ended Mar. 31, 2012		C Year Ending Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	1,870.1	1,946.6	76.5	1,920.0	(26.6)
Core Group Companies
NTT (Holding Company)	36.2	33.9	(2.2)	33.0	(0.9)
NTT East	406.5	420.3	13.7	390.0	(30.3)
NTT West	373.1	363.8	(9.2)	360.0	(3.8)
NTT Communications	115.3	116.1	0.8	110.0	(6.1)
NTT DATA (Consolidated)	139.0	133.9	(5.1)	133.0	(0.9)
NTT DOCOMO (Consolidated)	668.5	726.8	58.4	735.0	8.2
Details of Capital Investment
NTT (Holding Company)	36.2	33.9	(2.2)	33.0	(0.9)
R&D Facilities	31.9	29.9	(2.0)	29.0	(0.9)
Joint Facilities	4.2	4.0	(0.2)	4.0	0.0
NTT East	406.5	420.3	13.7	390.0	(30.3)
Service Expansion and Improvement	378.6	386.5	7.9	366.0	(20.5)
Voice Transmission	159.3	163.6	4.3	160.0	(3.6)
Data Transmission	47.9	41.7	(6.2)	28.0	(13.7)
Leased Circuit	170.8	179.7	8.9	177.0	(2.7)
Telegraph	0.5	1.3	0.8	1.0	(0.3)
R&D Facilities	2.4	2.8	0.4	3.0	0.2
Joint Facilities	25.5	30.9	5.3	21.0	(9.9)
NTT West	373.1	363.8	(9.2)	360.0	(3.8)
Service Expansion and Improvement	357.5	348.3	(9.2)	346.0	(2.3)
Voice Transmission	161.5	163.8	2.2	161.0	(2.8)
Data Transmission	35.4	34.7	(0.7)	33.0	(1.7)
Leased Circuit	159.7	147.8	(11.8)	151.0	3.2
Telegraph	0.7	1.8	1.1	1.0	(0.8)
R&D Facilities	2.1	1.9	(0.2)	2.0	0.1
Joint Facilities	13.4	13.6	0.2	12.0	(1.6)
NTT Communications	115.3	116.1	0.8	110.0	(6.1)
Service Expansion and Improvement	82.9	71.8	(11.0)	69.0	(2.8)
Voice Transmission	65.1	55.4	(9.7)	54.0	(1.4)
Data Transmission	14.5	10.2	(4.2)	13.0	2.8
Leased Circuit	3.1	6.2	3.0	2.0	(4.2)
R&D Facilities	1.2	3.2	2.0	1.0	(2.2)
Joint Facilities	31.1	40.9	9.8	40.0	(0.9)
Optical Access Network Investment
NTT East	161.0	170.0	9.0	Approx. 170.0	0.0
coverage rate (%)	93%	93%		93%
NTT West	134.0	134.0	0.0	Approx. 130.0	(4.0)
coverage rate (%)	90%	91%		91%

Note :	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2011	B Year Ended Mar. 31, 2012		C Year Ending Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,305.0	10,507.4	202.4	10,750.0	242.6
Fixed Voice Related Services	2,180.8	1,949.6	(231.2)	—	—
Mobile Voice Related Services	2,021.6	1,870.1	(151.5)	—	—
IP/Packet Communications Services	3,341.1	3,602.5	261.4	—	—
Sales of Telecommunications Equipment	565.9	580.9	15.0	—	—
System Integration	1,382.2	1,776.9	394.7	—	—
Other	813.5	727.4	(86.1)	—	—
Operating Expenses	9,090.1	9,284.4	194.3	9,470.0	185.6
Cost of Services (exclusive of items shown separately below)	2,458.0	2,379.4	(78.6)	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	760.8	787.7	26.8	—	—
Cost of System Integration (exclusive of items shown separately below)	915.0	1,209.9	294.9	—	—
Depreciation and Amortization	1,962.5	1,910.7	(51.8)	—	—
Impairment Loss	1.1	9.6	8.5	—	—
Selling, General and Administrative Expenses	2,989.8	2,981.7	(8.1)	—	—
Write-Down of Goodwill and Other Intangible Assets	2.8	5.5	2.7	—	—
Operating Income	1,214.9	1,223.0	8.1	1,280.0	57.0
Income Before Income Taxes	1,175.8	1,239.3	63.5	1,265.0	25.7
Net Income Attributable to NTT	509.6	467.7	(41.9)	575.0	107.3
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,026.6	2,126.5	99.9	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,707.9	4,868.6	160.7	—	—
Loss on Disposal of Property, Plant and Equipment	165.4	143.4	(21.9)	—	—
Other Expenses	223.8	220.1	(3.7)	—	—
Total	7,123.7	7,358.7	235.0	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	390.3	411.3	20.9	433.0	21.6
Operating Expenses	156.8	153.6	(3.2)	155.0	1.3
Operating Income	233.4	257.6	24.2	278.0	20.3
Non-Operating Revenues	44.9	45.4	0.5	40.0	(5.4)
Non-Operating Expenses	50.6	43.8	(6.7)	43.0	(0.8)
Recurring Profit	227.8	259.3	31.4	275.0	15.6
Net Income	225.7	257.2	31.5	277.0	19.7

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2011	B Year Ended Mar. 31, 2012		C Year Ending Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	1,957.1	1,851.5	(105.6)	1,868.0	16.4
Voice Transmission Services (excluding IP)(1)	742.2	653.8	(88.4)	582.0	(71.8)
IP Services(2)	724.4	777.5	53.0	860.0	82.4
Leased Circuit (excluding IP)	149.4	136.1	(13.3)	126.0	(10.1)
Telegraph	18.8	17.0	(1.7)	16.0	(1.0)
Other	140.9	134.5	(6.3)	284.0	17.1
Supplementary Business	181.0	132.2	(48.7)
Operating Expenses	1,879.9	1,801.2	(78.7)	1,803.0	1.7
Personnel	117.7	110.8	(6.8)	112.0	1.1
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,242.6	1,190.5	(52.1)	1,193.0	2.4
Depreciation and Amortization	396.1	385.0	(11.0)	379.0	(6.0)
Loss on Disposal of Property, Plant and Equipment	50.0	42.9	(7.0)	45.0	2.0
Taxes and Public Dues	73.3	71.6	(1.6)	74.0	2.3
Operating Income	77.1	50.3	(26.8)	65.0	14.6
Non-Operating Revenues	53.8	58.4	4.5	53.0	(5.4)
Non-Operating Expenses	34.9	33.5	(1.4)	33.0	(0.5)
Recurring Profit	96.0	75.2	(20.8)	85.0	9.7
Net Income	52.3	32.1	(20.1)	53.0	20.8
NTT West (JPN GAAP)
Operating Revenues	1,758.0	1,676.3	(81.7)	1,645.0	(31.3)
Voice Transmission Services (excluding IP)(1)	729.0	646.8	(82.2)	581.0	(65.8)
IP Services(2)	582.0	629.4	47.3	670.0	40.5
Leased Circuit (excluding IP)	133.1	125.4	(7.6)	111.0	(14.4)
Telegraph	22.1	20.2	(1.8)	18.0	(2.2)
Other	130.9	115.8	(15.0)	265.0	10.6
Supplementary Business	160.6	138.4	(22.2)
Operating Expenses	1,708.4	1,639.3	(69.1)	1,605.0	(34.3)
Personnel	110.7	105.3	(5.4)	109.0	3.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,114.2	1,067.6	(46.5)	1,045.0	(22.6)
Depreciation and Amortization	370.9	357.6	(13.2)	344.0	(13.6)
Loss on Disposal of Property, Plant and Equipment	45.3	41.9	(3.4)	40.0	(1.9)
Taxes and Public Dues	67.1	66.6	(0.4)	67.0	0.3
Operating Income	49.6	37.0	(12.6)	40.0	2.9
Non-Operating Revenues	49.8	44.6	(5.1)	44.0	(0.6)
Non-Operating Expenses	36.4	39.3	2.9	34.0	(5.3)
Recurring Profit	63.0	42.3	(20.7)	50.0	7.6
Net Income	49.0	20.4	(28.5)	40.0	19.5

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2012 include monthly charges, call charges and interconnection charges of 461.2 billion yen, 57.7 billion yen and 81.8 billion yen for NTT East, and 457.6 billion yen, 51.1 billion yen and 90.2 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2012 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 469.1 billion yen and 149.8 billion yen for NTT East, and 360.4 billion yen and 124.3 billion yen for NTT West, respectively.

—    FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Year Ended Mar. 31, 2011	B Year Ended Mar. 31, 2012		C Year Ending Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,033.4	981.0	(52.3)	955.0	(26.0)
Voice Transmission Services (excluding IP)(1)	353.3	324.2	(29.0)	295.0	(29.2)
IP Services(1)(2)	381.7	374.4	(7.3)	375.0	0.5
Data Transmission Services (excluding IP)(1)(2)	90.7	78.3	(12.4)	65.0	(13.3)
Leased Circuit*(1)(2)	64.2	56.7	(7.5)	48.0	(8.7)
Solutions Business	181.4	179.7	(1.7)	195.0	15.2
Other	26.0	24.2	(1.8)	25.0	0.7
Operating Expenses	940.1	875.2	(64.8)	855.0	(20.2)
Personnel	94.3	91.6	(2.7)	90.0	(1.6)
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	454.7	429.5	(25.1)	640.0	(26.0)
Communication Network Charges	263.9	236.5	(27.4)
Depreciation and Amortization	107.6	98.4	(9.1)	107.0	8.5
Loss on Disposal of Property, Plant and Equipment	7.4	7.2	(0.1)	6.0	(1.2)
Taxes and Public Dues	11.9	11.8	(0.1)	12.0	0.1
Operating Income	93.2	105.7	12.4	100.0	(5.7)
Non-Operating Revenues	23.7	23.7	(0.0)	21.0	(2.7)
Non-Operating Expenses	13.3	10.4	(2.8)	11.0	0.5
Recurring Profit	103.6	118.9	15.3	110.0	(8.9)
Net Income	68.9	58.3	(10.6)	67.0	8.6
Dimension Data (IFRS)
Operating Revenues	78.5	466.7	388.2	485.0	18.3
Operating Expenses(3)	76.1	450.3	374.2	468.5	18.2
Operating Income(4)	2.4	16.4	14.0	16.5	0.1
Net Income Attributable to NTT	1.4	12.0	10.5	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2012 include revenues from telephone subscriber lines (168.9 billion yen). Operating Revenues from IP Services include revenues from OCN (158.8 billion yen), IP-VPN (69.5 billion yen) and Wide-area Ethernet (54.0 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (2.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (3.3 billion yen) and high-speed digital (21.7billion yen).

	(2)	NTT Communications is recategorizing a portion of its Operating Revenues from Leased Circuit into Operating Revenues from IP Services beginning in the fiscal year ended March 31, 2012. As for the fiscal year ended March 31, 2011, Operating Revenues reflecting the recategorization are shown for reference. The recategorization amount of Operating Revenues from Leased Circuit into Operating Revenues from IP Services for the fiscal year ended March 31, 2011, fiscal year ended March 31, 2012 are (20.6 billion yen) and (19.5 billion yen), respectively.

	(3)	Operating Expenses includes costs associated with the acquisition of Dimension Data by NTT.

	(4)	Operating Income under US GAAP is 6.1 billion yen.

	(5)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the twelve months ended December 31, 2011 is stated under “B. Year Ended Mar. 31, 2012” and Dimension Data’s forecast for the twelve months ending December 31, 2012 is stated under “C. Year Ending Mar. 31 2013 (Forecast).”

	(6)	Conversion Rate USD1.00 = JPY79.8

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2011	B Year Ended Mar. 31, 2012		C Year Ending Mar. 31, 2013 (Forecast)
			Change		Change
			B-A		C-B
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	1,161.9	1,251.1	89.2	1,280.0	28.8
Public & Financial IT Services	767.2	783.5	16.2	816.0	32.4
Global IT Services	353.3	427.0	73.7	414.0	(13.0)
Solutions & Technologies	163.0	169.2	6.1	176.0	6.7
Elimination or Corporate	(121.7)	(128.6)	(6.9)	(126.0)	2.7
Cost of Sales	882.3	941.8	59.5	956.0	14.1
Gross Profit	279.6	309.2	29.6	324.0	14.7
Selling and General Expense	201.3	228.8	27.5	239.0	10.1
Operating Income	78.3	80.4	2.1	85.0	4.5
Non-Operating Income (Loss)	(2.5)	(4.8)	(2.3)	(7.0)	(2.1)
Recurring Profit	75.7	75.5	(0.1)	78.0	2.4
Net Income	37.3	30.4	(6.8)	38.0	7.5
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,224.3	4,240.0	15.7	4,450.0	210.0
Wireless Services	3,746.9	3,741.1	(5.8)	3,725.0	(16.1)
Mobile Services	3,407.1	3,385.7	(21.4)	3,304.0	(81.7)
Voice	1,712.2	1,541.9	(170.3)	1,233.0	(308.9)
Packet Communications	1,694.9	1,843.9	148.9	2,071.0	227.1
Other revenues	339.7	355.4	15.7	421.0	65.6
Equipment sales	477.4	498.9	21.5	725.0	226.1
Operating Expenses	3,379.5	3,365.5	(14.0)	3,550.0	184.5
Personnel	264.6	272.9	8.3	278.0	5.1
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,077.6	2,117.6	40.0	2,245.0	127.4
Depreciation and Amortization	693.1	684.8	(8.3)	695.0	10.2
Loss on Disposal of Property, Plant and Equipment	44.3	40.3	(4.0)	71.0	30.7
Communication Network Charges	261.3	211.2	(50.1)	223.0	11.8
Taxes and Public Dues	38.7	38.8	0.1	38.0	(0.8)
Operating Income	844.7	874.5	29.7	900.0	25.5
Non-Operating Income (Loss)	(9.4)	2.5	11.9	3.0	0.5
Income Before Income Taxes	835.3	877.0	41.6	903.0	26.0
Net Income Attributable to NTT DOCOMO	490.5	463.9	(26.6)	557.0	93.1

Note:	(1)	NTT DATA is recategorizing a portion of its Operating Revenues within its segments, in conjunction with the readjustment of the classification of customer fields for a portion of its overseas subsidiaries, beginning the fiscal year ended Mar. 31, 2012. Figures for Operating Revenues for the fiscal year ended Mar. 31, 2011 reflect the recategorization.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2011 (From Apr. to Jun., 2011)	Three Months Ended Sept. 30, 2011 (From Jul. to Sept., 2011)	Three Months Ended Dec. 31, 2011 (From Oct. to Dec., 2011)	Three Months Ended Mar. 31, 2012 (From Jan. to Mar., 2012)	Year Ended Mar. 31, 2011	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,870	2,870	2,860	2,830	2,930	2,860	2,810
Telephone Subscriber Lines ARPU	2,510	2,520	2,510	2,480	2,570	2,500	2,450
INS-NET Subscriber Lines ARPU	5,090	5,090	5,080	5,070	5,170	5,080	5,030
FLET’S Hikari ARPU	5,850	5,890	5,930	5,940	5,880	5,900	5,800
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,770	2,770	2,770	2,740	2,800	2,760	2,720
Telephone Subscriber Lines ARPU	2,460	2,460	2,450	2,430	2,490	2,450	2,410
INS-NET Subscriber Lines ARPU	4,930	4,930	4,930	4,900	4,970	4,920	4,880
FLET’S Hikari ARPU	5,920	5,940	5,940	5,940	5,890	5,930	5,870
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	4,960	4,970	4,880	4,680	5,070	4,870	4,570
Voice ARPU (FOMA+mova+Xi)	2,340	2,280	2,190	1,980	2,530	2,200	1,690
Packet ARPU (FOMA+mova+Xi)	2,620	2,690	2,690	2,700	2,540	2,670	2,880
Mobile Aggregate ARPU (FOMA)	4,980	5,000	4,910	4,690	5,120	4,890	—
Voice ARPU (FOMA)	2,340	2,290	2,210	2,010	2,520	2,210	—
Packet ARPU (FOMA)	2,640	2,710	2,700	2,680	2,600	2,680	—
Mobile Aggregate ARPU (mova)	3,230	3,260	3,290	3,860	3,280	3,320	—
Voice ARPU (mova)	2,680	2,700	2,730	3,250	2,720	2,760	—
Packet ARPU (mova)	550	560	560	610	560	560	—

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	mova services were terminated as of March 31, 2012. Therefore, forecasts for Mobile Aggregate ARPU (FOMA+mova+Xi), Voice ARPU (FOMA+mova+Xi) and Packet ARPU (FOMA+mova+Xi) for the twelve months ending March 31, 2013 do not include mova service subscriptions. In addition, forecasts for Mobile Aggregate ARPU (mova), Voice ARPU (mova) and Packet ARPU (mova) for the twelve months ending March 31, 2013 are not provided.

	(8)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(9)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the average expected active Number of subscribers during the fiscal year ((Number of subscribers at Mar. 31, 2012 + Number of expected subscribers at Mar. 31, 2013)/2)x12

	(10)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

** active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2011	As of Mar. 31, 2012	As of Mar. 31, 2013 (Forecast)
Interest-Bearing Liabilities	4,553.5	4,274.0	4,000.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2011	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)
EBITDA	3,282.2 billion yen	3,219.1 billion yen	3,273.0 billion yen
EBITDA Margin	31.9%	30.6%	30.4%
Operating FCF	1,412.1 billion yen	1,272.5 billion yen	1,353.0 billion yen
ROCE	5.8%	5.8%	6.5%

Note :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2011	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)
EBITDA (a+b)		3,282.2 billion yen	3,219.1 billion yen	3,273.0 billion yen
a	Operating Income	1,214.9 billion yen	1,223.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,996.2 billion yen	1,993.0 billion yen
EBITDA Margin [(c/d)X100]		31.9%	30.6%	30.4%
a	Operating Income	1,214.9 billion yen	1,223.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,996.2 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	3,219.1 billion yen	3,273.0 billion yen
d	Operating Revenues	10,305.0 billion yen	10,507.4 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]		1,412.1 billion yen	1,272.5 billion yen	1,353.0 billion yen
a	Operating Income	1,214.9 billion yen	1,223.0 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,996.2 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	3,219.1 billion yen	3,273.0 billion yen
d	Capital Investment	1,870.1 billion yen	1,946.6 billion yen	1,920.0 billion yen
ROCE [(b/c)X100]		5.8%	5.8%	6.5%
a	Operating Income	1,214.9 billion yen	1,223.0 billion yen	1,280.0 billion yen
	(Normal Statutory Tax Rate)	41%	41%	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	717.8 billion yen	722.5 billion yen	790.3 billion yen
c	Operating Capital Employed	12,427.0 billion yen	12,365.4 billion yen	12,215.3 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2011	Year Ended Mar. 31, 2012
Payments for Property, Plant and Equipment	1,410.8	1,395.1
Payments for Acquisition of Intangible Assets	484.2	458.2
Total	1,895.0	1,853.3
Difference from Capital Investment	24.9	(93.3)